10/8.

08005377

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: First Uranium Corporation

*CURRENT ADDRESS: Suite 1240, 155 University Avenue
Toronto, Ontario M5H 3B7

**FORMER NAME: ____________

**NEW ADDRESS: ____________

PROCESSED
OCT 17 2008
THOMSON REUTERS

FILE NO. 82- 35236   FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 10/15/08

first Uranium

FIRST URANIUM CORPORATION

ANNUAL INFORMATION FORM

Year Ended March 31, 2007

June 13, 2007

TABLE OF CONTENTS

	Page
BASIS OF PRESENTATION	1
CAUTIONARY STATEMENT	1
MARKET AND INDUSTRY DATA	2
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	9
MINING PROJECTS	22
SOUTH AFRICA	69
DIVIDENDS	73
DESCRIPTION OF CAPITAL STRUCTURE	73
MARKET FOR SECURITIES	75
DIRECTORS, EXECUTIVE OFFICERS AND TECHNICAL OFFICERS	76
PROMOTER	84
LEGAL PROCEEDINGS	87
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	87
TRANSFER AGENT AND REGISTRAR	87
MATERIAL CONTRACTS	88
INTERESTS OF EXPERTS	89
ADDITIONAL INFORMATION	89
APPENDIX "A"	A-1
APPENDIX "B"	B-1
APPENDIX "C"	C-1

BASIS OF PRESENTATION

For the meanings of certain capitalized terms used and not otherwise defined in this Annual Information Form, or for the meanings of certain technical terms used in this Annual Information Form, see the "Glossary" and the "Technical Glossary" at Appendix "A" and "B" respectively. Where applicable, terms with a technical meaning related to mineral extraction are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

References to "First Uranium" or the "Corporation" also include its subsidiary entities, as the context requires.

All references to mineral resources are references to the gross mineral resources per project or property, unless reference is made to "attributable" mineral resources which refers only to First Uranium's attributable portion of the mineral resources on any project or property.

Unless otherwise stated in this Annual Information Form, the information contained herein is as at March 31, 2007 and all currency references are in United States dollars.

CAUTIONARY STATEMENT

This Annual Information Form contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of First Uranium, its subsidiaries and affiliated companies, its mining projects, the future prices of uranium and gold, the estimation of mineral resources, the realization of mineral resource estimates, costs of production, capital and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, licences, and conversions under South African mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. All other statements other than statements of historical fact included in this Annual Information Form including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of the Corporation, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium and/or its subsidiaries and/or its affiliated companies to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; the timely completion by the Corporation of certain proposed acquisitions; the actual results of the planned feasibility studies on the Corporation's projects; the actual results of additional exploration and development activities at the Corporation's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of the Corporation's projects; the availability of any additional capital required to bring future projects into production; changes in project parameters as plans continue to be refined; future prices of commodities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar or South African Rand; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; the effect of HIV on labour force availability and turnover; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in this Annual Information Form. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this Annual Information Form and First Uranium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

MARKET AND INDUSTRY DATA

The market and industry data contained in this Annual Information Form is based upon information from independent industry and other publications (including the OECD Nuclear Energy Agency ("**OECD**"), the Energy Information Administration ("**EIA**"), Ux Consulting, Bloomberg, World Nuclear Association ("**WNA**") and management's knowledge of and experience in the markets in which First Uranium operates. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. First Uranium has not independently verified any of the data from third party sources referred to in this Annual Information Form or ascertained the underlying assumptions relied upon by such sources. The sources of any third party information referred to in this Annual Information Form have been identified in the paragraphs in which the information appears.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Uranium was incorporated on September 22, 2005 under the *Business Corporations Act* (Ontario) (as 2082276 Ontario Inc., which name was amended to First Uranium Corporation on October 12, 2005). The private company restrictions were deleted from the Corporation's articles pursuant to Articles of Amendment dated November 7, 2006. Articles of Amendment dated December 13, 2006 evidenced a stock split of First Uranium's common shares, increasing the number of issued and outstanding common shares at that time from 5,675,001 to 6,613,394. On December 15, 2006, First Uranium was continued under the *Business Corporations Act* (British Columbia) (the "**BCBCA**").

First Uranium's executive office is located at 155 University Avenue, Suite 1240, Toronto, Ontario Canada M5H 3B7. First Uranium's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia V6E 3G2. First Uranium also maintains an office in Johannesburg, South Africa at 5 Press Avenue, Selby.

Intercorporate Relationships

The following chart indicates the corporate structure of First Uranium and its subsidiaries, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.



Public Shareholders
Simmer & Jack Mines, Limited (South Africa)
34.5%
65.5%
100%
First Uranium Corporation(1) (British Columbia)
Simmer & Jack Investments (Proprietary) Limited (South Africa)
100%
100%
Waterpan Purchase Agreement(1)
Cyprus HoldCo (Cyprus)
Buffelsfontein Gold Mines Limited (BGM) (South Africa)
Luxembourg Branch
Waterpan Mining Consortium (South Africa)
90%
100%
Buffelsfontein Tailings and Rights Agreement(3)
10%
Ezulwini Mining Company (Proprietary) Limited (EMC) (South Africa)
First Uranium (Proprietary) Limited (FUSA) (South Africa)
100%
Mine Waste Solutions (Proprietary) Limited (South Africa)
100%
Ezulwini Mine (2)
Buffelsfontein Tailings Recovery Project (3)
Chemwes (Proprietary) Limited (South Africa)

Notes:

(1) See "General Development of the Business - Initial Public Offering and Reorganization" for details concerning the Waterpan Purchase Agreement.

(2) This assumes the transfer of the Ezulwini mining right from Simmer & Jack to EMC. See "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine".

(3) On December 20, 2006, FUSA entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") with BGM and Simmer & Jack pursuant to which, among other things: (i) BGM covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA. In addition, the Corporation proposes to acquire three additional tailings dams from BGM, i.e. Harties-Flanagan, Harties- Ellaton, and Harties-NKGE. Immediately following the closing of the Offering, FUSA commenced a variety of pre-development activities relating to the Buffelsfontein Tailings Recovery Project to the extent permitted by South African laws while waiting for the review and approval of the Buffelsfontein Conversion Application, including pre-construction planning and structural design work.

GENERAL DEVELOPMENT OF THE BUSINESS

First Uranium is a Canadian resources company initially focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground mine and the construction of the Buffelsfontein tailings recovery facility. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium projects.

Initial Public Offering and Reorganization

In December 2006, First Uranium raised gross proceeds of approximately Cdn$233 million pursuant to its initial public offering (the "**Offering**") and concurrent listing on the Toronto Stock Exchange ("**TSX**"). The assets of First Uranium, comprising the Ezulwini Mine and Buffelsfontein Tailings Recovery Project, were acquired by First Uranium from Simmer & Jack Mines, Limited ("**Simmer & Jack**") concurrently and in connection with the completion with the Offering and the Reorganization (as defined below). Simmer & Jack is a publicly listed South African gold mining company with operations in South Africa's Gauteng, North West and Mpumalanga provinces and is currently the majority shareholder of First Uranium.

On December 20, 2006 immediately prior to the completion of the Offering, the following steps (the "**Reorganization**") were taken to reorganize First Uranium:

- First Uranium acquired a Cyprus holding company, First Uranium Limited ("**Cyprus Holdco**"), having a Luxembourg branch;

- Simmer & Jack sold its 80% shareholding interest in First Uranium (Proprietary) Limited ("**FUSA**") to Cyprus Holdco in exchange for 1,196 shares of Cyprus Holdco pursuant to a purchase and sale agreement (the "**FUSA Purchase Agreement**");

- First Uranium sold its 20% shareholding interest in FUSA to Cyprus Holdco in exchange for 300 shares of Cyprus Holdco pursuant to a purchase and sale agreement (the "**First Uranium-FUSA Purchase Agreement**");

- Simmer & Jack sold its 1,196 shares of Cyprus Holdco to First Uranium in exchange for 26,416,295 common shares of First Uranium pursuant to a purchase and sale agreement (the "**Cyprus-FUSA Purchase Agreement**");

- Simmer & Jack sold its 90% shareholding interest in Ezulwini Mining Company (Proprietary) Limited ("**EMC**") to Cyprus Holdco in exchange for 2,504 shares of Cyprus Holdco pursuant to a purchase and sale agreement (the "**Ezulwini Purchase Agreement**");

- Simmer & Jack sold its 2,504 shares of Cyprus Holdco to First Uranium for 55,306,358 common shares of First Uranium pursuant to a purchase and sale agreement (the "**Cyprus-Ezulwini Purchase Agreement**");

- FUSA entered into the Buffelsfontein Tailings and Rights Agreement (as defined below) with Buffelsfontein Gold Mines Limited ("**BGM**"), a subsidiary of Simmer & Jack, as described below under "Buffelsfontein Tailings Recovery Project" in respect of the transfer of certain assets and mining rights in respect of the Buffelsfontein Tailings Recovery Project from BGM to FUSA; and

- First Uranium, through its subsidiary, EMC, acquired certain surface and underground assets relating to the Ezulwini Mine from Randfontein Estates Limited ("**REL**"), a subsidiary of Harmony Gold Mining Company Limited, pursuant to the REL Purchase Agreement (as defined below).

- Simmer & Jack and EMC entered into an agreement (the "**Ezulwini Mining Right Agreement**") dated December 20, 2006 pursuant to which Simmer & Jack covenanted to EMC to take all necessary steps to obtain all ministerial approval in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC.

In addition, Waterpan Mining Consortium ("**Waterpan**"), Cyprus Holdco and First Uranium entered into a purchase agreement (the "**Waterpan Purchase Agreement**") dated December 20, 2006 pursuant to which Waterpan agreed to sell its 10% shareholding interest in EMC to Cyprus Holdco and, as consideration for such sale, First Uranium agreed to issue 6,141,009 common shares of First Uranium to Waterpan (the "**Waterpan Shares**"). Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed to not sell or transfer 90% of the Waterpan Shares for a period of two years from their date of issuance. The Waterpan Shares have not yet been issued nor the Waterpan shareholding interest transferred to Cyprus Holdco.

South African Reserve Bank Approval

South African law provides for exchange control regulations that restrict the export of capital from the South African Common Monetary Area (the "**CMA**"), subject to dispensation from the South African Reserve Bank ("**SARB**"). Exchange Control regulations came into force in 1961 in order to stem large outflows of capital from South Africa to ensure a measure of stability in currency markets. Since 1994 the government of South Africa has gradually phased out and relaxed exchange controls. As far as non-residents of the CMA are concerned, there are effectively no remaining exchange controls. Simmer & Jack is subject to SARB regulations. On November 16, 2006, Simmer & Jack received SARB approval for the transfer of ownership of its subsidiaries, FUSA and EMC to First Uranium pursuant to the Offering and Reorganization, subject to the following:

- First Uranium completing a secondary listing on the JSE within 12 months of receipt of SARB approval, a condition that has now been satisfied;
- Simmer & Jack continuously holding a controlling interest of no less than 50% +1 of the shares of First Uranium. Simmer & Jack must obtain prior approval of the South African Minister of Finance before permitting its shareholding interest in First Uranium to fall to a percentage equal to or below 50%;
- Cyprus Holdco, a subsidiary of First Uranium, must submit semi-annual reports to SARB to enable the effective and continuous monitoring of Simmer & Jack's shareholding in First Uranium and the investment of raised capital in its relevant South African projects;
- the creation of a dividend access trust in respect of the flow of dividends in South Africa;
- the capital raised by First Uranium outside of South Africa being invested in South Africa for its designated projects;
- any investment outside of South Africa or retention of capital raised abroad will require SARB approval; and
- the net proceeds of the Offering being converted to South African Rand and transferred to South Africa within 30 days of closing the Offering, a condition that has now been satisfied.

In addition, Simmer & Jack must obtain prior approval from SARB before providing any guarantees to First Uranium or its subsidiaries and before subscribing for additional common shares of First Uranium. Funds raised outside the CMA by First Uranium and its non-South African subsidiaries are not restricted under South African exchange control regulations. Upon listing of First Uranium's common shares on the JSE, which occurred on March 31, 2007, non-South African residents may freely sell their common shares of the Corporation on the JSE and freely remit the proceeds outside of the CMA.

Simmer & Jack is required pursuant to the Maintenance Agreement to exercise its Maintenance Right wherever necessary to comply with any SARB Control Condition imposed upon Simmer & Jack to maintain beneficial ownership to a minimum percentage of outstanding common shares of the Corporation pursuant to approval obtained from SARB in respect of the Reorganization, subject to such exceptions and exemptions as may be applicable thereto. The Maintenance Agreement, however, does not preclude Simmer & Jack from selling all of its common shares of the Corporation to a pre-determined buyer or from selling common shares of the Corporation that, subsequent to such sale or sales, leaves it in compliance with a SARB Control Condition.

Ezulwini and Buffelsfontein Projects

The following is a brief summary of the development of First Uranium's Ezulwini Mine and Buffelsfontein Tailings Recovery Project. Additional detail may be found below under "Mining Projects".

Ezulwini Mine

The Ezulwini project involves the re-commissioning of an underground uranium and gold mining operation (the "**Ezulwini Mine**") located approximately 40 kilometres from Johannesburg on the outskirts of the town of

Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in earnest in December 2006 subsequent to the successful completion of the Offering. Prior to re-commissioning, the mine was on a care and maintenance program which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at the Ezulwini Mine was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Mine include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and such work has commenced. The development work also includes the construction of uranium and gold processing facilities.

In May 2005, Simmer & Jack took its initial steps to acquire the Ezulwini Mine by submitting an application for new order mining rights in respect of the Ezulwini Mine (formerly No. 4 Shaft Randfontein Estates). In order to maintain access to the underground workings at Ezulwini, approximately 65 megalitres of water needed to be pumped from a depth of approximately 1,300 metres every day, resulting in a cost of approximately ZAR 4-5 million per month. In May 2006, Simmer & Jack received a letter from the South African Department of Minerals and Energy ("**DME**") stating that the Ezulwini mining right was granted to Simmer & Jack, subject to complying with certain stated conditions. On December 8, 2006 the Ezulwini mining right was registered to Simmer & Jack. The mining right has been granted for a 30 year period and may be renewed by the holder for further periods, each of which may not exceed 30 years provided the holder is in compliance with applicable laws and the terms and conditions of the mining right. Simmer & Jack and EMC (now a subsidiary of First Uranium) entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer. The Corporation received regional DME approval on March 15, 2007 in respect of the transfer application and the application has since been forwarded to the DME's head office for ministerial approval. The Corporation expects that the transfer of the Ezulwini mining right will be completed in due course.

On October 19, 2006, EMC entered into an agreement (the "**REL Purchase Agreement**") with REL and Simmer & Jack in respect of the purchase by EMC of certain surface and underground assets (the "**Sale Assets**") relating to the Ezulwini Mine, including two shaft headgears and four winders, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine. Total consideration of ZAR 55 million was payable by EMC to REL pursuant to the REL Purchase Agreement, consisting of (i) ZAR 5 million which was paid at the signing of the agreement, (ii) ZAR 45 million which was paid immediately following the completion of the Offering, and (iii) ZAR 5 million which is payable on the first day after the registration of the transfer of certain immovable property into EMC's name has been effected. The effective date of the REL Purchase Agreement for purposes of, among other things, the sale of the Sale Assets, was December 22, 2006.

As of the effective date of the REL Purchase Agreement, EMC agreed to assume the rehabilitation and other environmental, closure and related obligations relating to the property and assets to be acquired under the REL Purchase Agreement. Pursuant to the REL Purchase Agreement, EMC agreed to establish as soon as possible a new environmental trust fund (the "**Fund**") for the rehabilitation of the mining area. REL transferred approximately ZAR 19.5 million into the Fund following the effective date of the agreement. EMC is obligated on an ongoing basis, to contribute to the Fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as will be required in order to ensure that the total balance of the Fund (including the amount of any such guarantees) at any point in time will be not less than the total amount which it is obliged to hold in the Fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter. If the amount of the total balance of the Fund (including the amount of any guarantees) is at any time less than the total obligation, EMC will not be permitted to make any payment or other distribution to its shareholders until such shortfall has been extinguished.

The REL Purchase Agreement prohibits EMC (and its successors) from transferring the Sale Assets during the three year period following the effective date of the agreement (i) without REL's prior written consent, which consent will not be unreasonably withheld or delayed, and (ii) unless all the obligations imposed on EMC in the agreement and related agreements are delegated to and assumed by the transferee and guaranteed by EMC and Simmer & Jack on terms and conditions reasonably acceptable to REL. In addition, the REL Purchase Agreement provides that the restriction on the disposal of the Sale Assets also applies to any transfer of shares and/or any other interest which will result in the beneficial ownership of and/or control over the Sale Assets being transferred to any entity other than EMC, provided that REL will not be entitled to unreasonably withhold or delay its consent to any such transfer of shares and/or any other interest. The immediately foregoing restriction will not apply to any bona fide restructure of EMC or its ultimate holding company, or to the trading of any shares on any recognized stock exchange on which EMC or its ultimate holding company may be listed from time to time, provided that at all times Simmer & Jack directly or indirectly owns more than 35% of the issued share capital of EMC.

In addition, EMC and REL entered into a lease agreement (the "**REL Lease Agreement**") dated October 19, 2006 pursuant to which EMC is leasing from REL certain property (the "**Leased Property**") in the Ezulwini mining area until such time as the Leased Property may be subdivided and transferred to EMC by REL pursuant to the REL Purchase Agreement. The REL Lease Agreement will expire on the earlier of (i) the date on which all of the Leased Property has been transferred to and registered in the name of EMC, and (ii) the date that is nine years and 11 months from the effective date of the REL Purchase Agreement. The monthly rent payable by EMC pursuant to the REL Lease Agreement is nominal. REL has agreed under the REL Lease Agreement that EMC will be entitled to construct such infrastructure on the Leased property and deposit tailings thereon as it may require in order to allow EMC to conduct mining operations on the property, subject to REL's consent, not to be unreasonably withheld.

Immediately following the closing of the Offering, Simmer & Jack continued, for EMC's benefit, development work on the Ezulwini Mine, including refurbishment of the Ezulwini shaft in anticipation of the transfer of the Ezulwini mining right to EMC. In addition, EMC continued with the ongoing water pumping required to keep the Ezulwini Mine dry and commence pre-construction planning and structural design work necessary for the project to the extent permitted under South African laws.

In March 2007, First Uranium submitted a prospecting application in respect of properties adjacent to the existing Ezulwini mining right area. The DME has accepted the application implying that no other parties have made prior application for the prospecting rights, and that, subject to First Uranium complying with all the requirements of the DME, the rights will in due course be granted. First Uranium was required submit the following to the DME to obtain their approval for the grant of the rights prior to commencing the program: (i) results of a notification and consultation with the surface owners of the land overlying the program area by May 13, 2007; (ii) an acceptable Environmental Management Plan ("EMP") by June 12, 2007; and (iii) confirmation of First Uranium's qualifying Black Economic Empowerment credentials, all of which have been submitted to the DME within the time prescribed. There is no legislated period for the DME to approve or reject the prospecting right application. However, the DME suggests a six month turnaround from the date of the submission of the EMP.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein project is a proposed uranium and gold tailings recovery operation (the "**Buffelsfontein Tailings Recovery Project**") located in the western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg. The following summary of the Buffelsfontein Tailings Recovery Project as set out in the Buffelsfontein Technical Report reflects the completion of the MWS Acquisition. First Uranium plans to conduct hydraulic mining of thirteen tailings dams on the Buffelsfontein property and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. A third tailings dam on the MWS site, which includes inferred resources, is not included in the production schedule of this assessment. First Uranium will also process the tailings from the ongoing mining operations at the nearby BGM Underground Mine for recovery of uranium and gold. MWS includes an operating gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project. With the acquisition of MWS, the mined tailings from Buffelsfontein will be moved by a new pipeline to the MWS plant which will be expanded to an ultimate 1.8 million tpm capacity and construction of a uranium recovery plant with an ultimate capacity of 200,000 tpm.

BGM currently holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for Buffelsfontein into a new order mining right (BGM's old order mining right would have expired if application to convert it to a new order right was not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "**Buffelsfontein Conversion Application**") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other (the "**Buffelsfontein Tailings Mining Right**") in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA, a subsidiary of the Corporation. While the Corporation currently anticipates that the DME's review of the Buffelsfontein Conversion Application will be completed in 2007, no assurance can be provided as to the timing of this process.

On December 20, 2006, FUSA entered into an agreement (the "**Buffelsfontein Tailings and Rights Agreement**") with BGM and Simmer & Jack pursuant to which, among other things: (i) BGM covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA. In addition, the Corporation proposes to acquire three additional tailings dams from BGM, i.e. Harties-Flanagan, Harties- Ellaton, and Harties-NKGE. For the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM (ii) assume the rehabilitation obligation relating to the dams, and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold, and any other minerals recovered from the tailings. BGM will be responsible for any capital gains tax that may be assessed under the Buffelsfontein Tailings and Rights Agreement, up to $2 million. If such tax exceeds that amount, then BGM will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGM incurs a net capital gains tax cost of no more than $2 million.

FUSA will also be required to seek other servitudes and/or acquire certain rights from third parties in connection with the development and operation of the Buffelsfontein Tailings Recovery Project.

Immediately following the closing of the Offering, FUSA commenced a variety of pre-development activities relating to the Buffelsfontein Tailings Recovery Project to the extent permitted by South African laws while waiting for the review and approval of the Buffelsfontein Conversion Application, including pre-construction planning and structural design work.

JSE Listing

On March 30, 2007, the Corporation's common shares commenced trading on the Johannesburg Stock Exchange.

Mine Waste Solutions (Proprietary) Limited

On June 6, 2007 First Uranium, through its subsidiary, FUSA, acquired all of the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited ("**MWS**") pursuant to the terms and conditions of an agreement dated April 26, 2007 (the "**MWS Acquisition Agreement**") among First Uranium, FUSA and the shareholders of MWS (the "**MWS Shareholders**"). The MWS Shareholders are Fraser Alexander Tailings, a division of Fraser Alexander (Proprietary) Limited (35%), Nedbank Limited (30%), Industrial Development Corporation of South Africa Limited (30%), RHA Plaistow (3%) and KD Bouch (2%). Pursuant to the MWS Acquisition Agreement, First Uranium issued 3,093,980 common shares of First Uranium shares to the MWS Shareholders (having an equivalent value of ZAR200 million based on an effective price of Cdn$10.20 per share - the fifteen trading day volume weighted average price of First Uranium's shares traded on the TSX up to and including March 30, 2007).

Convertible Debenture Offering

On May 3, 2007, First Uranium completed the private placement of Cdn$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "**Debentures**") due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of the Corporation at Cdn$16.42 per share. Additional information regarding the Debentures is set out under "Description of Share Capital - Convertible Debentures".

DESCRIPTION OF THE BUSINESS

General

First Uranium is a Canadian resources company initially focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground mine and the construction of the Buffelsfontein tailings recovery facility. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium projects.

Corporate Strategy

First Uranium's corporate strategy is as follows:

- develop the Ezulwini Mine and Buffelsfontein Tailings Recovery Project by progressing each through specific milestones, including increasing and upgrading categories of mineral resources and commencing construction activities, in order that mining and processing operations may commence at Ezulwini and Buffelsfontein in the near-term and thereafter possibly be expanded;

- seek sales arrangements at favourable terms with third parties, including end-users, in respect of any yellowcake produced by the Ezulwini Mine and Buffelsfontein Tailings Recovery Project;

- seek additional acquisition, joint venture and/or development opportunities relating to strategically located uranium prospects and properties in Southern Africa or elsewhere, including additional uranium and gold tailings dams; and

- capitalize on management's operating and technical experience, its relationships with black economic empowerment groups and its relationships with government officials and service providers in South Africa.

Principal Products

First Uranium is currently in the development stages in respect of its Ezulwini Mine and Buffelsfontein Tailings Recovery Project. Gold and uranium production have not yet commenced and First Uranium therefore does not yet have revenue from operations.

The Uranium Industry

The following summary of the uranium industry has been based in its entirety upon various publicly available reports and sources, including, without limitation, the EIA's *International Energy Outlook 2006*, the OECD's *Uranium 2005: Resources, Production and Demand* (the "**OECD Red Book**"), various reports and publications by the WNA and pricing information published by Ux Consulting. All opinions, expectations and estimates contained in the following industry summary, which are not specifically attributed to management of the Corporation, are solely those of the authors of the aforementioned reports and sources.

Overview

The most common commercial use for uranium is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U_{235} can undergo a nuclear reaction whereby its nucleus is split into smaller particles. As the nucleus is split, a significant amount of heat energy is released, which is used as the basis of power generation in nuclear power plants.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the United States, the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, Czechoslovakia,

Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Nuclear Fuel Cycle

A key to understanding the uranium industry is to first review the nuclear fuel cycle. The nuclear fuel cycle essentially involves the conversion of uranium ore to electricity by processing uranium through various forms and increasing its concentration.

Uranium found in nature consists largely of two isotopes, U_{235} and U_{238}. The production of energy in nuclear reactors is from the fission or splitting of the U_{235} atoms, a process which releases energy in the form of heat. Natural uranium contains 0.7% of the U_{235} isotope. The remaining 99.3% is primarily the U_{238} isotope that doesn't contribute directly to the fission process. U_{235} and U_{238} are chemically identical but differ in their mass. U_{238} has three additional neutrons. This difference in mass is significant because it allows the U_{235} and U_{238} isotopes to be separated and makes it possible to increase or enrich the percentage of U_{235}.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication.

According to the WNA, the proportion of the cost of nuclear fuel breaks down by stage of the nuclear fuel cycle as follows: (i) mining — 46%, (ii) conversion — 5%, (iii) enrichment — 36%, (iv) fuel fabrication — 13%. While uranium accounts for approximately 46% of the total cost of the fuel for nuclear generators, it accounts for approximately only 6.5% of the total cost of electricity charged to electricity consumers.

Mining

Before uranium can be turned into a useable fuel source, uranium ore must be mined in one of a variety of ways depending on the characteristics of the deposit. Uranium deposits close to the surface can be recovered using an open pit mining method. Higher-grade, deeper deposits can be mined using conventional underground mining methods. If ground conditions are appropriate, the ore can be mined via in situ leaching, whereby oxidizing agents dissolve the uranium contained within the ore body, and the resulting solution is pumped to the surface for uranium recovery. Historically, the price of uranium has been too low to justify its recovery from mineral processing wastes known as tailings. However, with the increased price of uranium in recent years, it has become economically feasible to process the contents of surface tailings dams to recover any contained uranium. These dams can be mined with high-pressure water cannons, creating a slurry which is pumped to the processing plant for uranium recovery.

Once the uranium ore or solution has been extracted via one of the above mining methods, it is transferred to a mill for primary refining. Mined ore is ground up and leaching is used to extract the uranium. The uranium is then removed from the leach solution and precipitated, producing concentrates containing 80-90% uranium oxide (U_3O_8). Uranium oxide (which is also known as yellowcake) is the most commonly priced and sold form of uranium. One tonne of uranium contains 2,600 lbs of U_3O_8.

Conversion

U_3O_8 is typically shipped from the mine site in drums to a conversion facility for refining into uranium trioxide (UO3). The UO3 can then be processed for use in either light water nuclear reactors (LWRs) or in heavy water nuclear reactors (HWRs). In both cases, the uranium must be converted but no enrichment is necessary for the HWRs. Since most of the world's nuclear reactors are currently LWRs and approximately 94% of mined uranium is used in LWRs, the remaining discussion will focus on the fuel cycle for LWRs. The UO3 is further purified and converted into a gaseous uranium hexafluoride commonly referred to as UF_6 or "hex". Conversion plants are operating commercially in the United States, Canada, France, the United Kingdom and Russia.

Enrichment

The UF_6 is then fed into an enrichment facility which increases the proportion of U_{235} from 0.7% to approximately 3.5 to 5.0%, depending on the specifications of the nuclear reactor for which the uranium is destined. In the enrichment process approximately 85% of the natural uranium feed is rejected as "depleted uranium" or "tails" (consisting primarily of U_{238}).

As depicted in the table below (based on 2003 OECD and WNA estimates), large commercial enrichment plants are in operation in France, Germany, Netherlands, the United Kingdom, the United States and Russia, with smaller plants elsewhere. The enrichment market is an oligopoly, with four principal companies — Techsnabexport/Rosatom (38%), USEC Inc. (22%), Eurodif/Areva SA (21%) and Urenco Group (14%) — controlling approximately 95% of the global uranium enrichment capacity.

Location of Enrichment Facility	Enrichment Process	Capacity
	(1000 kg SWU/annum)	
Russia	Centrifuge	20,000
France	Diffusion	10,800
United States	Diffusion	8,000
Germany-Netherlands-UK	Centrifuge	5,850
China	Mostly Centrifuge	1,300
Japan	Centrifuge	900

The capacity of enrichment plants is measured in terms of "separate work units" or SWUs. The SWU is a complex unit which is a function of the amount of uranium processed and the degree to which it is enriched and the level of depletion of the remainder. Enrichment accounts for approximately 36% of the cost of nuclear fuel and approximately 5% of the total cost of the electricity generated by a nuclear reactor.

Enrichment services are sold in SWUs. Where the price of uranium is relatively low, a customer (such as a utility company) may request that the enrichment facility use more uranium and less SWUs in order to enrich the UF_6. Conversely, as the price of uranium rises, SWUs become relatively cheaper and the customer may specify that more SWUs be used and less uranium.

Two main enrichment processes are used on a commercial scale, the gaseous diffusion process and the centrifuge process. At present, the gaseous diffusion process accounts for about 40% of the global uranium enrichment capacity. The diffusion process involves forcing UF_6 under pressure through a series of porous membranes or diaphragms. As U_{235} molecules are lighter than the U_{238} molecules, they move faster and have a slightly better chance of passing through the pores in the membrane. The UF_6 that diffuses through the membrane is thus slightly enriched, while the gas which did not pass through is depleted in U_{235}. This process is repeated many times in a series of diffusion stages called a cascade. The gas must be processed through approximately 1,400 stages in order to obtain a product with a concentration of 3-4% U_{235}.

The centrifuge process is economic at a smaller scale as compared to the diffusion process. It involves the feeding of UF_6 gas into a series of vacuum tubes each containing a rotor one to two metres in length and 15-20 cm in diameter. When the rotors are spun rapidly, at 50,0000 to 70,000 rpm, the heavier molecules with U_{238} increase in concentration towards the cylinder's outer edge. There is a corresponding increase in the concentration of U_{235} molecules near the centre. These concentration changes are enhanced by inducing gas to circulate axially within the cylinder. The enriched gas forms part of the feed for the next stages while the depleted UF_6 gas goes back to the previous stage. Eventually enriched and depleted uranium are drawn from the cascade at the desired assays.

Although the capacity of a single centrifuge is much smaller than that of a single diffusion stage, its capability to separate isotopes is much greater. Centrifuge stages normally consist of a large number of centrifuges in parallel. Such stages are then arranged in cascade similarly to those for diffusion. In the centrifuge process however, the number of stages may be only 10 to 20 instead of a thousand or more for diffusion.

The trend in the enrichment industry is to retire obsolete diffusion plants. As set out in the September 2006 Nuclear Issues Briefing Paper 33 prepared by the Uranium Information Centre, it is estimated that centrifuge enrichment plants will account for approximately 65% of uranium enrichment in 2007 and 96% by 2017.

After Enrichment

The enriched uranium is finally converted by a fabricator and made into fuel pellets (ultimately a sintered ceramic), which are encased in metal tubes to form fuel rods, typically up to four metres in length. A number of fuel rods compose a fuel assembly that is loaded into the nuclear reactor.

The complete cycle from exploration for uranium to production of electricity is referred to as the front-end of the nuclear fuel cycle.

Electricity Demand

The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future growth in global consumption of electricity. According to the EIA's International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030, from 14,781 billion kilowatt hours in 2003, to 21,699 billion kilowatt hours in 2015, and 30,116 billion kilowatt hours in 2030. Most of the growth in electricity demand is expected to occur in the non-OECD nations, where electricity use is expected to increase on average by 3.9% per year from 2003 to 2030, as compared with 1.5% per year in the OECD nations. This represents a combined growth rate in net energy consumption of 2.7% over the same period. According to the EIA, for all the non-OECD regions combined, economic activity, as measured by gross domestic product (GDP) in purchasing power parity terms, is anticipated to expand by 5.0% per year on average, as compared with an average of 2.6% per year for the OECD economies.

Uranium Demand

With power generation as the most common commercial use of uranium, nuclear power plants are predominantly responsible for the world demand of uranium resources. According to the WNA, as of September 2006, there were a total of 442 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 370,721 megawatts of electricity per year. As reported by the WNA, these commercial nuclear plants currently supply approximately 16% of the world's electricity production. Another 28 commercial nuclear power plants (representing 22,510 Megawatts of electricity) are under construction, with a further 62 (68,021 Megawatts) planned and 160 (118,825 Megawatts) proposed. New construction is presently centered in Asia, principally in China and India. Planned and proposed plants are centered primarily in China, India, Russia, South Africa, and the United States for which more than 65,000 tonnes of uranium would be required. The WNA (base case) projects that reactor-related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

Apart from the increased consumption of electricity, demand for uranium power may also be escalated by the inherent nature of the fuel in comparison to other sources. For example, the abundance of naturally occurring uranium offers security of supply in comparison to energy sources such as oil and gas, which can be vulnerable to interruption of deliveries. There has been growing concern about the increasing concentration in the atmosphere of greenhouse gases such as carbon dioxide, which, it is believed, has resulted in a heating of the earth's atmosphere. The WNA estimates that without nuclear power today, carbon dioxide emissions from the energy sector would be 20% higher. In addition, countries like the United States, through its recent National Energy Bill, and the United Kingdom have begun to acknowledge that nuclear energy may become a growing source of each country's energy supply in the future, constituting a significant change in policy from prior years.

Demand for uranium power will also be affected by the economics of production in comparison to other fuel sources. The costs of electricity production are usually broken down into three major categories: investment, operation and maintenance, and fuel. Fuel costs include costs related to the fuel cycle, including purchasing, converting, and enriching uranium, fabrication, reprocessing, disposal of spent fuel, and transport. According to the OECD Nuclear Energy Agency, fuel costs make up only about 20% of the costs of nuclear-generated electricity, making it relatively insensitive to fuel price fluctuations in contrast to the cost structure of fossil fuel-generated electricity. In addition, in comparison to wind, gas, combined heat power, and coal, nuclear power generation is, on average, the least expensive method of electricity production.

Uranium Supply

To satisfy increasing demand, uranium is supplied from both primary production (the mining of uranium ores) and secondary sources such as the drawdown of excess inventories, and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. According to the WNA, after a decade of falling mine production ending in 1993, primary production has been on the rise and now comprises 60% of the supply made available for nuclear power generation.

According to the WNA, the uranium primary production industry is projected to undergo a significant expansion during the next 10 years as existing production projects are expanded and new production centres are brought online. Later, closure of existing mines due to resource depletion is expected to result in a leveling and downward trend in production capability. The WNA projects that global primary production will peak in 2015 at 71,512 tonnes of uranium per year, before declining to 70,474 tonnes per year by 2019.

Supply Versus Demand

Since 1990, global uranium demand has exceeded global uranium supply provided by primary production (mining). The deficit between demand and supply has typically been filled by the supply of uranium from secondary sources. However, as this finite stockpile becomes used up, there is increasing pressure on primary production to meet total demand. According to the OECD, secondary sources of uranium are expected to fall short of meeting the deficit requirement by 2016.

According to the WNA, in 2005, primary production of uranium from all reported existing and committed production centres satisfied only 64% of demand. Based on WNA base case forecasts, production supply in 2030 will still satisfy only 64% of demand. However, as discussed in the OECD Red Book, the decline in secondary supply will mean that a substantial global uranium deficit will result beginning in 2016, which must be met either by expanding existing production centres or opening and developing new projects.

Uranium Prices and Contracts

According to industry sources, from relative highs of more than US$40.00/lb in the late 1970s, U_3O_8 spot prices dipped dramatically reaching a low of US$7.10/lb at the end of 2000. Since then, price levels have more than recovered, surpassing the previous historical high to reach US$95.00/lb by March 31, 2007. This represents increases of 135%, 322%, and 443% over prices one, two, and three years prior, and 1,238% over the recent low at the end of 2000. The spot price for U_3O_8 was US$135/lb as at June 4, 2007. Current high prices indicate a turn-around in the market for sellers following two decades of uranium prices that were depressed by recycling and previously accumulated stockpile selling.

There is currently an exchange-traded commodity market for uranium that is still developing with light trading volumes. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than five years) or long-term (greater than five years) basis, with delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public. However, contracts may specify a base price, such as the uranium spot price, and rules for escalation. In base-escalated contracts, the buyer and seller agree on a base price that escalates over time on the basis of an agreed-upon formula, which may take economic indices, such as GDP or inflation factors, into consideration. Uranium purchase contracts will also set out the specifications applicable to the product subject to the contract.

Utilities may also purchase uranium through spot and near-term purchases from traders as well as producers. Spot market buying usually calls for delivery within one year rather than multiple year delivery dates. In this regard, traders generally purchase uranium through organizations, such as utilities, that hold excess inventory. According to Ux Consulting, demand in the spot market in 2005 was for delivery of approximately 27 million lbs of uranium oxide (U_3O_8) according to published reports.

It is important to understand the way in which utilities with nuclear power plants buy their fuel. Instead of buying fuel bundles from the fabricator, the usual approach is for utilities to enter into contracts with various suppliers at each stage of the uranium processing stages. Utilities may purchase a combination of U_3O_8, UF_6, enriched uranium and fabricated fuel pellets. Sellers consist of suppliers at each of the four stages of uranium processing as well as brokers and traders. Depending on the stage at which the uranium product is purchased, the purchasing utility will be responsible for any remaining processing of the uranium required in order to generate the appropriate fuel for its nuclear plant. Although uranium prices have increased considerably during the last few years, many uranium producers are still parties to legacy contracts with purchasers at lower historical prices.

Competitive Conditions

International uranium and gold industries are highly competitive. There is no guarantee that First Uranium will be able to compete successfully with other mining companies, particularly seasoned mining companies. The Corporation cannot assure that it will be able to compete successfully with its competitors in developing or acquiring uranium or gold projects or in attracting and retaining skilled and experienced employees.

First Uranium intends to market its uranium in a number of potential markets in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond the control of First Uranium and may affect the supply of uranium available to the market.

In addition, there is a limited supply of mining rights and desirable mining prospects available in the areas where First Uranium's current projects are situated. Many participants are engaged in the mining business, including large, established mining companies with substantial financial resources, operational capabilities and long earnings records. First Uranium may be at a competitive disadvantage in acquiring mining rights as many of its competitors have greater financial resources, larger technical staffs and may have better BEE credentials. Accordingly, there can be no assurance that First Uranium will be able to compete successfully with others in acquiring new prospecting and mining rights.

Environmental Protection

The current and future operations of the Corporation, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Environmental protection requirements have not had a material effect on the capital expenditures, earnings and competitive position of the Corporation in the current financial year.

Employees

As at June 13, 2007, the Corporation had approximately 598 employees and contract employees.

Foreign Operations

The Corporation's principal assets are located outside of Canada in South Africa. A general summary of the South African legal and regulatory environment in which the Corporation operates is set out below in the section entitled "**South Africa**".

Social Policies

First Uranium is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans ("HDSAs"), including the Mineral and Petroleum Resources Development Act, 2002, the Broad-Based Black Economic Empowerment Act, 2003 and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Mining Charter"). The scorecard of the Mining Charter requires that mining right applicants demonstrate their compliance with broad based socio-economic empowerment of the mining industry by requiring a commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. As detailed elsewhere in this Annual Information Form under "South Africa", compliance with the above statutes is therefore critical to having mining applications, including those in respect of conversions, prospecting rights and mining rights, approved. First Uranium has a BEE strategy for remaining in compliance with the various BEE-related regulations by means of a combination of HDSA ownership (directly at the First Uranium level and indirectly at the Simmer & Jack level) and by satisfying the other components of the HDSA scorecard, including human resources development, employment equity, procurement and community and rural development.

Risk Factors

The Corporation's operations and financial performance are subject to various risks, as summarized below. The following risks do not necessarily comprise all of the risks to which First Uranium is subject or will be subject.

Receipt of Necessary Mining Rights Cannot Be Guaranteed and Mining Rights and/or Ownership of Material Deposits Could Be Challenged

The Corporation does not have all mining rights and government approvals required to develop its proposed uranium and gold projects. The acquisition and retention of prospecting and mining rights is a detailed and time-consuming process. On December 8, 2006, the Ezulwini mining right was registered to Simmer & Jack. Subject to the continued compliance with the MPRDA, the Ezulwini mining rights will be valid for a period of 30 years. Simmer & Jack has applied for ministerial consent to the transfer of the Ezulwini mining right to EMC. Simmer & Jack and EMC (now a subsidiary of First Uranium) entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer. The Corporation received regional DME approval on March 15, 2007 in respect of the transfer application and the application has since been forwarded to the DME's head office for ministerial approval. The Corporation expects that the transfer of the Ezulwini mining right will be completed in due course.

In addition, pursuant to the REL Purchase Agreement EMC has agreed to establish a new environmental trust fund for the rehabilitation of the mining area. At the effective date of the REL Purchase Agreement EMC provided a guarantee in respect of any amounts required to be contributed to the fund. If for any reason the Ezulwini mining right was not transferred and registered to EMC, EMC would remain obligated for funding the foregoing environmental trust despite being in the position of not having the necessary mining right to construct and operate the Ezulwini Mine. Furthermore, EMC intends to proceed with and to fund, to the extent permitted under South African laws, pre-construction development steps for the Ezulwini Mine prior to its receipt of the Ezulwini mining right from Simmer & Jack. It may not be possible for EMC to recover the funds expended on such pre-construction work in the event that it does not eventually obtain the rights that it requires in order to proceed with the construction and operation of the Ezulwini Mine.

BGM currently holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for Buffelsfontein into a new order mining right (BGM's old order mining right would have expired if application to convert it to a new order right was not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "**Buffelsfontein Conversion Application**") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the Buffelsfontein Tailings Mining Right in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA, a subsidiary of the Corporation. While the Corporation currently anticipates that the DME's review of the Buffelsfontein Conversion Application will be completed in 2007, there is no guarantee that the Buffelsfontein Conversion Application will be approved in full or in part by the DME or that FUSA will receive the necessary mining rights to develop the Buffelsfontein Tailings Recovery Project in the near future. Failure to obtain such consent would have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects.

FUSA will be required to seek servitudes and/or acquire certain rights from third parties in connection with the development and operation of the Buffelsfontein Tailings Recovery Project. There can be no assurance that FUSA will be successful in negotiating or acquiring all such necessary servitudes and/or other rights from third parties. The failure to obtain such additional rights could have a material adverse effect on First Uranium's business, operations and financial condition.

First Uranium will apply for the Minister of Minerals and Energy's consent to acquire from Simmer & Jack prospecting and mining rights. A wide range of factors and principles must be taken into account by the Minister of

Minerals and Energy when considering such applications. The factors taken into consideration include the applicant's access to financial resources, the applicant's technical ability to conduct the proposed mining operation optimally, the mining must not result in unacceptable pollution, ecological degradation or damage to the environment, the applicant must provide financially and otherwise for a prescribed social and labour plan, the applicant must have the ability to comply with the relevant provisions of the MHS Act and the granting of the application must substantially and meaningfully expand opportunities for HDSAs, (including women) to enter the mineral and petroleum industry and to benefit from the exploitation of the nation's minerals and petroleum resources and promote employment and advance the social and economic welfare of all South Africans. In addition, mining rights may be disputed or challenged by third parties.

Failure to comply with the MPRDA, or failure to secure the conversion of the old order rights, would materially delay, restrict or permanently stop First Uranium from proceeding with its exploration activities or any project development or future mining operations. A failure by Simmer & Jack to comply with a SARB Control Condition or to maintain a specified shareholding in First Uranium pursuant to the Maintenance Agreement or a change in Simmer & Jack's BEE status could also result in a loss of mining and/or prospecting rights or licenses of First Uranium.

The DME's office is tasked with the implementation and application of the Mining Charter under the MPRDA. First Uranium believes that by virtue of the ownership interest that Simmer & Jack holds in it and Simmer & Jack's BEE status, it and its South African subsidiaries will be in compliance with the Mining Charter and the BEE participation requirements. While First Uranium has a BEE strategy, no assurance can be given that First Uranium and its South African subsidiaries are able to continue to meet the objectives of the Mining Charter going forward, including the 26% HDSA ownership objective. Furthermore, no assurance can be given that the extent and composition of Simmer & Jack's BEE partners will not change from time to time.

While First Uranium has taken reasonable measures to investigate ownership of the material deposits that it has acquired or will acquire from Simmer & Jack, including the tailings dams, and is satisfied with the results of its investigations, there is no guarantee that ownership of any of these deposits will not be challenged in the future. An impairment to or defect in First Uranium's ownership of any material mineral deposits, including any tailings dams, could impede First Uranium's ability to secure material mining rights required for its projects and could have a material adverse effect on First Uranium's business, financial condition, results of operations or prospects. In addition to the above, South African laws provide that the transfer of assets to a purchaser will be void as against the vendor's creditors for a period of six months after such transfer and void against the estate of the vendor if the vendor is sequestrated at any time during the aforesaid six month period.

Economic Analysis is Based, in Part, on Inferred Resources

The economic analysis contained in the Buffelsfontein Technical Report and the Ezulwini Technical Report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which such economic analysis is based, will be realized.

The Development of any of First Uranium's Mining Projects into Commercially Viable Mines Cannot be Assured

The development of any of First Uranium's mining projects into commercially viable mines cannot be assured. Estimates of mineral resources and mineral reserves are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques and technical report studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated and such differences could have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects. There can be no assurance that First Uranium will be able to complete development of either of the Ezulwini Mine or Buffelsfontein Tailings Recovery Project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mining projects, delays in receiving required consents, permits and licenses (including mining rights), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support First Uranium's operations. Should any of these events occur, it would have a material adverse effect on First Uranium's business, financial condition, results of operations and prospects.

In general, development projects have no operating history upon which to base estimates of future cash operating costs. For development projects such as the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, estimates of resources are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques. This information is used to calculate estimates of the capital cost, cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of orebodies, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. Furthermore, the base case financial models for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project do not include estimates for taxes, interest and royalties. These costs could be significant and will have a direct impact on the economic evaluation of the projects. As a result, it is possible that the actual capital cost, cash operating costs and economic returns of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project may differ from those currently estimated and such differences could have a material adverse effect on First Uranium's business, financial condition and prospects.

The development of the Ezulwini Mine will require significant amounts of steel. A shortage of steel and/or an increase in the price of available steel could cause a delay and/or increased capital costs in the development of the Ezulwini Mine.

There can be no assurance that First Uranium will be able to complete the planned development of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project on time or to budget due to, among other things, delays in receiving required rights, consents, permits, licenses and registrations, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support First Uranium's operations. Any failure to meet development targets or other operational delays or inadequacies could have a material adverse effect on First Uranium's business, financial condition and prospects.

Uncertain Nature of Mining

The Corporation's business is subject to a number of risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, earthquakes, seismicity, underground floods, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Corporation, personal injury or death, environmental damage, delays in or interruption of the development of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

In addition, the shaft pillar extraction (at the Ezulwini Mine, for example) relies on the ability of a company to manage the rock stress around the shaft and to engineer the shaft infrastructure to cope with deformations. There can be no assurance that First Uranium will be successful in managing such shaft pillar challenges.

While the Corporation may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which the Corporation cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Corporation and potentially its financial liability.

Government Regulations May Have an Adverse Effect on First Uranium's Development Projects and Future Mining Operations

Government regulations may have an adverse affect on First Uranium's exploration activities, development projects and future mining operations. Prospecting is regulated by the MPRDA. First Uranium's exploration activities, development projects and future mining operations are subject to the MPRDA and the MHS Act.

Every application for a prospecting right must demonstrate that:

- the applicant has access to financial resources and the technical ability to conduct the proposed prospecting operation optimally in accordance with the prospecting work programme;
- the estimated expenditures are compatible with the proposed prospecting operation and duration of the prospecting work programme;
- the prospecting will not result in unacceptable pollution, ecological degradation or damage to the environment; and
- the applicant has the ability to comply with the relevant provisions of the MHS Act.

The obtaining of prospecting and mining rights or licenses can be complex and time consuming and First Uranium cannot assure whether any necessary rights and licenses will be obtainable on acceptable terms, in a timely manner or at all. It is not possible to guarantee compliance with BEE legislation required under the MPRDA or the Mining Charter as described elsewhere in this Annual Information Form. The costs and delays associated with obtaining necessary permits and complying with the permits and applicable laws and regulations could stop, delay or restrict First Uranium from proceeding with exploration activities or with development of future mining operations. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruptions or restriction of exploration activities, development of mining operations, or fines, penalties or other liabilities, or prevent the grant of or result in the revocation of prospecting and/or mining rights already granted.

Future prospecting operations will be subject to the MPRDA. In the event of prospecting operations revealing an economically exploitable resource the holder of the prospecting right has an exclusive right to apply for and be granted a mining right in respect of the mineral and prospecting area in question, subject to an application in terms of the MPRDA and compliance with MPRDA. The application for a prospecting permit and a mining right is a detailed and time consuming process. Title to, and the area of, prospecting and mining rights may be disputed or challenged.

Failure to Comply With BEE Requirements Could Jeopardize First Uranium's Ability to Obtain and Retain Mining and Prospecting Rights

Each of First Uranium's Ezulwini Mine and Buffelsfontein Tailings Recovery Project must remain compliant with the Mining Charter and the BEE participation requirements. However, no assurance can be given that First Uranium and its South African subsidiaries will be able to meet the objectives of the Mining Charter going forward, including the 26% HDSA ownership objective. Furthermore, no assurance can be given that Simmer & Jack (with its BEE credentials) will remain a significant shareholder of First Uranium or maintain its BEE credentials indefinitely or that the extent of Simmer & Jack's BEE shareholdings will not decrease in the future. Any failure by First Uranium or its relevant South African subsidiaries to satisfy the BEE requirements of the Mining Charter and MPRDA could jeopardize the acquisition of the Ezulwini mining right and the subdivision and transfer of the Buffelsfontein tailings mining right as well as the ongoing right to the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project and impede First Uranium's ability to acquire, develop or maintain any additional mining rights or properties. There is also no guarantee that the interests of First Uranium will be wholly aligned with the interests of its (direct or indirect) BEE shareholders. Any misalignment of such interests could create uncertainty for First Uranium or impede First Uranium's ability to comply with BEE requirements and/or continue its development initiatives in South Africa.

Mining Development Projects and Mineral Exploration May not be Successful and are Highly Speculative in Nature

Mining development projects and mineral exploration are highly speculative in nature and there is no guarantee of success. First Uranium's mining development and exploration initiatives in South Africa involve many risks and success is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration and development capital. First Uranium cannot give any assurance that the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project will reach production stage or that it will be able to discover or acquire any other economic mining rights or mineral resources.

First Uranium May Require Additional Capital in the Future and No Assurance can be given that such Capital will be Available at All or Available on Terms Acceptable to First Uranium

First Uranium intends to use its working capital to finance the development of its proposed Ezulwini Mine and Buffelsfontein Tailings Recovery Project. First Uranium may also have further capital requirements to the extent it decides to expand its current development plans for the Ezulwini Mine and Buffelsfontein Tailings Recovery Project, acquire additional mining rights or develop additional mining projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, First Uranium may incur major unanticipated liabilities or expenses. There can be no assurance that First Uranium will be able to obtain necessary financing in a timely manner, on acceptable terms or at all. Where First Uranium issues common shares in the future, such issuance will result in the then existing shareholders of First Uranium sustaining dilution to their relative proportion of the equity in First Uranium.

Economic Extraction of Minerals from Identified Gold and Uranium Deposits may not be Viable

Whether a gold or uranium deposit will be commercially viable depends on a number of factors, including the particular attributes of a deposit, such as its size and grade; prevailing commodity prices; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors cannot be accurately predicted but any combination of these factors may result in the Corporation not receiving an adequate return on its invested capital, if any, and/or may result in the Corporation being unable to develop one or more of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project.

Control by Principal Shareholder

As at June 13, 2007, Simmer & Jack owns 81,722,653 common shares of the Corporation, representing 65.49% of the Corporation's issued and outstanding common shares (assuming the inclusion of the 7.5 million shares of the Corporation that were transferred to Investec pursuant to the SLA). As such, Simmer & Jack is capable of materially influencing the approval or rejection of any matter submitted to the shareholders of First Uranium for approval and will be capable of electing all of First Uranium's directors. In addition, by virtue of its shareholdings, Simmer & Jack will be able to preclude any take-over or proxy contest. At this time the Board is comprised of eight directors, six of whom do not currently hold positions with Simmer & Jack.

Pursuant to the requirements of SARB, Simmer & Jack is required to hold not less than 50% plus 1 of the issued and outstanding common shares of the Corporation (a "**Controlling Interest**"). In order for Simmer & Jack to sell any common shares of the Corporation that would have the effect of putting Simmer & Jack in the position that it held less than a Controlling Interest, Simmer & Jack would be required to first obtain approval of the South African Minister of Finance in order to avoid triggering the SARB requirement for Simmer & Jack to sell all of the common shares. Any sale of common shares by First Uranium could have a negative impact on First Uranium's BEE credentials and exert a dampening effect on the market price of First Uranium's common shares. In addition, the requirement that Simmer & Jack maintain a Controlling Interest in the Corporation could reduce or impede its ability to raise additional required funds in the future in circumstances where Simmer & Jack is unable to exercise its Maintenance Right under the Maintenance Agreement to participate in such an offering. The Corporation could be forced to seek more expensive or less attractive types of non-equity financings, or may be prevented from carrying out any financing initiatives, in order to avoid a dilution in Simmer & Jack's shareholding in the Corporation.

Dilution

First Uranium may require additional funds to fund its exploration and development programs and potential acquisitions. If First Uranium raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of First Uranium's shareholders. Sales of substantial amounts of common shares of the Corporation, or the availability of common shares for sale, could adversely affect the prevailing market prices for common shares. A decline in the market prices of common shares could impair the Corporation's ability to raise additional capital through the sale of securities should it desire to do so.

Volatility and Sensitivity to Uranium and Gold Prices

First Uranium's future revenues will be directly related to the world market prices of uranium and gold as its revenues will be derived primarily from gold and uranium mining, assuming that First Uranium is able to develop one or more of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project.

Uranium and gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors beyond First Uranium's control. Factors tending to affect the price of uranium include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other republics of the CIS; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia. The factors that may affect the price of gold include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; sales and purchases of gold; speculative trading; and costs of and level of global gold production by producers of gold. Uranium and gold prices may also be affected by macroeconomic factors, including: expectations of future rate of inflation; the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold and uranium is generally quoted); other currencies; interest rates; and global or regional, political or economic uncertainties.

If, after the commencement of commercial production, uranium and/or gold prices fall below the costs of production at First Uranium's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and First Uranium's financial position. A decline in uranium and/or gold prices may also require First Uranium to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. First Uranium's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While First Uranium currently does not hedge or forward sell any of its future gold and uranium production, should circumstances in future so warrant (including to obtain debt financing), First Uranium may hedge, or forward sell, future production.

First Uranium's Mineral Resources are Estimates Only

There is no certainty that the mineral resources, or any future mineral reserve, attributable to First Uranium will be realized. The figures presented for mineral resources in this Annual Information Form are only estimates. Until a deposit is actually mined and processed, the quantity of mineral resources, or any future mineral reserve, and grades must be considered as estimates only. In addition, the quantity of mineral resources, and any future mineral reserve, will depend upon among other things metal prices and currency exchange rates. Any material change in quantity of mineral resources, or any future mineral reserve, or grade, may affect the economic viability of First Uranium's future mines and/or the ability to develop the Ezulwini Mine and Buffelsfontein Tailings Recovery Project. Any material reductions in the estimates of mineral resources, or future mineral reserves, or, if operations commence, First Uranium's ability to extract the ore, could have a material adverse affect on First Uranium's future results of operation and financial condition.

Currency Fluctuations May Affect First Uranium's Margins

Currency fluctuations may affect First Uranium's margins. Gold and uranium are sold throughout the world based principally on a U.S. dollar price and First Uranium's financing activities have been principally conducted in Canadian dollars and Rand. However, a majority of First Uranium's expenses are and will continue to be incurred in South African Rand. The appreciation of the South African Rand against the United States dollar would increase First Uranium's development and production costs which are expected to be incurred principally in South African Rand. This would, in turn, materially and adversely affect First Uranium's margins and profitability, results of operation and financial condition, and may limit First Uranium's ability to carry on its development and production activities or any exploration activities.

Operations in Southern Africa are subject to Risks including Higher HIV Rates than those Prevailing in North American and European Jurisdictions

First Uranium's mining projects are located in South Africa and as a result are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could affect First Uranium's project development and the viability of its operations as well as future profitability which, in turn, could have an effect on First Uranium's future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other nongovernmental organizations or changes in the political attitude towards mining, limitations on foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV is prevalent in Southern Africa. Employees of First Uranium may have or could contract this potentially deadly virus. The prevalence of HIV could cause substantial lost employee man-hours and may make finding skilled labour more difficult. The above risks may limit or disrupt First Uranium's business activities.

First Uranium's Development Activities and any Future Mining Operations or Exploration Activities are, and Will be, Subject to Operational Risks and Hazards Inherent to the Mining Industry

First Uranium's development activities and any future mining operations or exploration activities are and will be, subject to risks and hazards inherent in the mining industry, including but not limited to, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions. Should any of these risks and hazards affect any of First Uranium's exploration activities or future mining operations, it may cause the cost of exploration or production to increase to a point where it would no longer be economic to carry out these activities which would have a material and adverse effect on the financial condition, results of operation, and cash flows of First Uranium.

Competition from Other Energy Sources and Public Perception and Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on First Uranium.

First Uranium Has Never Been Profitable and there Can be No Assurance that First Uranium Will be Profitable

First Uranium has no operating history. Although First Uranium's human resources are being re-constituted to accommodate the possibility of future mining operations, First Uranium cannot give assurance that it will be able to successfully run a mining operation should it develop one or more of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project into a producing mine. First Uranium expects to sustain losses in the future. There can be no guarantee that First Uranium will ever be profitable.

First Uranium's Insurance Coverage Does Not Cover all of its Potential Losses, Liabilities and Damage Related to its Business and Certain Risks are Uninsured or Uninsurable

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. While First Uranium and Simmer & Jack are currently reviewing their insurance needs in respect of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project and certain operation insurance will be put in place, there can be no assurance at this time as to the comprehensiveness of any such insurance. In addition, First Uranium will not have insurance to cover sovereign risk, or consequent loss of income or consequential damages which may arise from future operations. As well, First Uranium's insurance will not cover, among other things, theft, fire, wilful damage, sabotage or political risk. No coverage is carried for environmental liabilities.

First Uranium's Current and Proposed Exploration and Mining Activities are Situated Entirely in a Single Country

First Uranium is conducting its exploration and development activities entirely in South Africa. First Uranium believes that the Government of South Africa supports the development of natural resources. There is no assurance that future political and economic conditions in South Africa will not result in the Government of South Africa adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, land tenure and mineral concessions, taxation, royalties, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both First Uranium's ability to undertake exploration and development activities in respect of future properties as well as its ability to continue to explore and develop those properties in respect of which it has obtained mineral exploration rights to date.

Reliance on Senior Management and Technical Team and Outside Contractors

The success of the operations and activities of First Uranium is dependent to a significant extent on the efforts and abilities of its senior management and technical team and outside contractors. Investors must be willing to rely to a significant extent on management's discretion and judgment, as well as the expertise and competence of its technical staff and outside contractors. First Uranium does not have in place formal programs for succession of management and training of management. However, the mandate of the Human Resources and Compensation Committee, comprised entirely of independent directors of the Board, includes responsibility for succession planning for key employees. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect First Uranium's profitability, results of operations and financial condition. First Uranium does not carry any "key man" insurance.

Conflicts of Interest

Certain directors and officers of First Uranium are directors, officers or shareholders of other natural resource companies, including Simmer & Jack, and to the extent that such other companies may participate in ventures with First Uranium, the directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. With respect to Simmer & Jack, the Corporation and Simmer & Jack entered into the Corporate Opportunity Agreement to minimize conflicts with respect to the pursuit of new projects. At this time the Board is comprised of eight directors, six of whom do not currently hold positions with Simmer & Jack.

MINING PROJECTS

For an explanation of certain of the technical terms used in this Annual Information Form, please see the "Technical Glossary" attached as Appendix "B".

First Uranium's mining assets comprise the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project. Unless otherwise stated, the information in this section in respect of these projects of an economic, scientific or technical nature is based upon: (i) the technical report entitled "Technical Report — The Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted November 8, 2006, revised December 5, 2006 and further revised May 9, 2007 (the "**Ezulwini Technical Report**") prepared by Wayne W. Valliant and R. Dennis Bergen of Scott Wilson Roscoe Postle Associates Inc. ("**Scott Wilson RPA**"); and (ii) the technical report entitled "Technical Report — The Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" originally submitted November 8, 2006, revised December 5, 2006, further revised January 31, 2007 and further revised May 22, 2007 (the "**Buffelsfontein Technical Report**" and together with the Ezulwini Technical Report, the "**Technical Reports**") prepared by R. Dennis Bergen and Wayne W. Valliant of Scott Wilson RPA. Each of the authors of the Technical Reports is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Corporation, as are each of the authors of the Technical Reports within the meaning of NI 43-101.

The Technical Reports have been filed with the Canadian securities regulatory authorities pursuant to National Instrument 43-101 and are available for review on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") database on the Internet at www.sedar.com.

Ezulwini Technical Report

Overview

The Ezulwini Mine involves the re-commissioning of an underground uranium and gold mining operation located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in December 2006 subsequent to the successful completion of the Offering. Prior to re-commissioning, the mine was on a care and maintenance programme which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Mine include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

The Ezulwini Mine is an underground mine previously operated by Harmony Gold Mining Company Limited ("**Harmony**"). EMC acquired certain surface and underground assets relating to the former operation of the Ezulwini Mine pursuant to the REL Purchase Agreement, including: (i) gold resources in the No. 4 shaft pillar within the Upper Elsburg formation; gold resources within the Upper Elsburg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsburg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past; (ii) hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources; (iii) mine development to and within the resource areas; (iv) mine infrastructure, including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system; (v) surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings; and (vi) engineering and geological records from the past operations.

Conclusions and Recommendations

Scott Wilson RPA has set out a number of conclusions and recommendations in the Ezulwini Technical Report, including the following:

<u>Conclusions</u>

- The mineral resources, as presented, are estimated consistent with Canadian Institute of Mining guidelines.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- Previous production demonstrates there is good continuity on the Upper and Middle Elsburg Reefs. Therefore, there is good potential to upgrade the inferred mineral resources to measured and indicated resources with additional underground development.
- There is good exploration potential at depth in reefs that have not yet been exploited.
- Based upon the planning work to date and the assumptions in the Ezulwini Technical Report, the Ezulwini Mine has the potential to be reopened and to become a producing gold and uranium operation.
- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.
- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.
- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately 14% of the inferred mineral resource, so there is potential for further production beyond that used in this assessment.
- An increase in the uranium price could make it more economically feasible to increase production from the Middle Elsburg, decrease production from the Upper Elsburg, and increase the throughput of the uranium plant.

Recommendations

Scott Wilson RPA recommended that mine dewatering and shaft refurbishing continue and that planning for the development of the Ezulwini Mine be advanced. The refinement of estimates to prefeasibility study level and the upgrading of inferred resources were recommended so that a production decision can be made. Further, Scott Wilson RPA recommended that First Uranium undertake an exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

Scott Wilson RPA recommended various items for consideration as part of a pre-feasibility study of the Ezulwini Mine, including:

- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- As soon as practically possible, rehabilitate the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- As soon as practically possible, rehabilitate the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the plant design process for the gold and uranium processing plants.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.
- Provide further plant details including general arrangements.
- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.
- Provide additional capital detail for the mine and site infrastructure.
- Re-examine the project schedule and provide more detail to ensure that critical items are not missed.
- Carry out further work on the sales of uranium concentrate to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.
- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.
- Pursue the possible sale of water to a local utility to reduce the mine operating costs.
- Determine the uranium price at which it is more profitable to achieve higher production from the Middle Elsburg Reef, decrease production from the Upper Elsburg, and operate the uranium

For further exploration beyond the current planned mining area, Scott Wilson RPA recommended:

- , Phase 1 of the program to include diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.
- Contingent on success of the Phase 1 program, the Phase 2 program would comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.
- Concurrent with the Phase 2 diamond drilling, prefeasibility level studies would be carried out to examine the optimum systems of access, mining, mineral processing, and mineral economics.

The estimated cost of the work program to complete these recommendations is summarized in the table below. The cost of these items is not included in the capital estimates incorporated in the Ezulwini preliminary assessment work.

EXPLORATION PROGRAM - MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Mine

Item	Units	Cost/Unit ($)	Total Cost ($ 000s)
Phase 1			
Underground Rehabilitation	Lump Sum		1,000
Underground Diamond Drilling	7,200 m	150	1,080
Surface Drilling	30,000 m	150	4,500
Supervision/Technical Support	Lump Sum		300
Assays	16,000	30	480
Sub-Total Phase 1			**7,360**
Phase 2			
Underground Diamond Drilling	16,800 m	150	2,520
Surface Drilling	75,000 m	150	11,250
Supervision/Technical Support	Lump Sum		300
Assays	35,000	30	1,050
Prefeasibility Study	Lump Sum		300
Sub-Total Phase 2			**15,420**
Total Phase 1 & 2			**22,780**

Property, Description and Location

The Ezulwini Mine (as depicted in the map below) is located approximately 40 km from Johannesburg in the province of Gauteng in the western portion of the Witwatersrand basin of the Republic of South Africa. The Ezulwini property consists of approximately 3,718 ha.


Zimbabwe
Mozambique
Botswana
Ezulwini Project
Nelspruit
Pretoria
Maputo
Johannesburg
Swaziland
Namibia
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Upington
Kimberley
Bloemfontein
Pietermaritzburg
Springbok
South Africa
Durban
Port Shepstone
Colesburg
N
Middleburg
Umtata
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Kynsna
Port Elizabeth
Gansbaai
kilometres

Land Tenure

The Ezulwini immovable property consists of some 3,718 ha on various portions of Farms Jachtfontein 344IQ, Modderfontein 345IQ, and Waterpan 292IQ. Pursuant to the terms of the REL Purchase Agreement it was agreed that registration of transfer of the immovable property to EMC would be effected by REL's attorneys as soon as reasonably possible after December 29, 2006. Certain portions of the immovable property ("**Undivided Portions**") cannot be transferred to and registered in the name of EMC until those portions of the immovable property have been subdivided. Therefore, under the terms of the REL Purchase Agreement, EMC will apply for permission to subdivide the Undivided Portions and they are currently attending to same. Registration of transfer of the Undivided Portions will take place after subdivision. Pending subdivision and transfer of the Undivided Portions, EMC will lease such Undivided Portions from REL pursuant to the REL Lease Agreement.

In May 2006, Simmer & Jack received a letter from the DME stating that the Ezulwini mining right was granted to Simmer & Jack, subject to complying with certain stated conditions. On December 8, 2006 the Ezulwini mining right was registered to Simmer & Jack. The mining right has been granted for a 30 year period and may be renewed by the holder for further periods, each of which may not exceed 30 years provided the holder is in compliance with applicable laws and the terms and conditions of the mining right. Simmer & Jack and EMC (now a subsidiary of First Uranium) entered into the Ezulwini Mining Right Agreement concurrently with the closing of the Offering pursuant to which Simmer & Jack agreed to take all necessary steps to effect a transfer of the Ezulwini mining right to EMC as soon as possible, including obtaining all ministerial consent to any such transfer. The Corporation received regional DME approval on March 15, 2007 in respect of the transfer application and the application has since been forwarded to the DME's head office for ministerial approval. The Corporation expects that the transfer of the Ezulwini mining right will be completed in due course.

There is an approved closure plan in place for the Ezulwini Mine along with an approved Environmental Management Plan. The DME has also approved EMC's mine operating plan. The Water Licence application has been submitted to the South African Department of Water Affairs and Forestry and the permit is expected shortly. An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006 detailing various outstanding information requirements. While most of these requirements have been addressed, there are still several requirements outstanding which require specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will submit the outstanding information required to the National Nuclear Regulator by end of May 2007.

EMC has commenced the shaft rehabilitation work and the mining of the shaft pillar as planned. Murray and Roberts Cementation Limited (Murray & Roberts) has been awarded the shaft rehabilitation project. This project is scheduled to allow hoisting of the planned production by October 2007 and completion of the shaft repair by February 2008. The gold and uranium plant engineering, procurement and construction management (EPCM) contract has been awarded to MDM Technical Africa (Pty) Ltd. (MDM). The commissioning of the first gold mill is scheduled for April 2008 and completion by the end of 2008. The first phase will use a reconditioned gold mill sourced from BGM. The first module of the uranium plant will be ready in August 2008 and the second module will be complete by the end of 2008.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Ezulwini property is accessed by paved roads some 40 km to the west of Johannesburg in the Gauteng Province of the Republic of South Africa. It is 5 km south of the Johannesburg — Potchefstroom road (National Road N12). The nearest airport is the international airport in Johannesburg.

Climate

The climate is typical of the Highveld with hot to warm summers and cold winters. Rainfall occurs predominantly in summer. The diurnal range in winter reflects a particularly harsh climate the mean difference between daily maximum and daily minimum being almost 20°C. The data for Zuurbekom in WB40 are taken as being representative of the No. 4 Shaft area. Mean annual rainfall given in WB40 (1951 — 1984) is 664mm.

Rainfall peaks in January. Winters are very dry. The rain season starts in October and ceases at the end of April. Approximately 83% of the mean annual rainfall occurs in those six months. Rainfall is variable; zero rainfall has been recorded in all six "**dry**" months. Heavy showers of up to 85 mm in 24 hours have been recorded; even in the dry month of July, 41 mm has been recorded in 24 hours.

There are on average 100.5 rain days (with more than 0.1 mm) annually. A large portion of the rainfall occurs as light showers of less than 10 mm while the remainder occurs as heavy storms. No record of thunder is available. There are about 30 thunderstorms in the Witwatersrand annually. Not all are accompanied by heavy falls of rain.

Local Resources and Infrastructure

The Witwatersrand Basin is a famous gold bearing area with a number of producing mines and past producers. Mine suppliers and contractors are available locally and experienced and general labour is available in the mine area.

At the time of the site visit by Scott Wilson RPA the surface and underground infrastructure of the Ezulwini Mine included:

- Main shaft (1,518 m deep) from surface to 51A Level (1,408 m below surface) complete with 6.6 kV power cables, compressed air pipelines and mine dewatering pipelines;
- Internal sub-vertical shaft from the 50 Level to the 63A Level;
- Underground rock transfer and skip loading facilities;
- 6.0 m diameter Koepe winder for skipping in the main shaft;
- 4.9 m diameter double drum winder (south) for man and material hoisting in the main shaft;
- 4.9 m diameter double drum winder (north) for man and material hoisting in the main shaft;
- 6.7 m diameter concrete lined ventilation shaft to the 41 level (1,102 m below surface) complete with 6.6 kV power lines which are separate from those in the main shaft and spare mine dewatering pipelines;
- Mine ventilation fans;
- 3.0 m double drum man winder for the ventilation shaft;
- Underground pumping stations on the 33, 41, and 50A levels with facilities to handle clear water and slurry.
- Two surface conveyors to move reef (ore) and waste from the head gear bins to a waste silo and to a reef transfer conveyor;
- Workshops including a mechanical shop, boiler shop, and compressor house;
- Electrical power supply from Eskom (the national power supplier) with two independent feeds to the mine site;
- Electrical power distribution system on surface and in the underground mine;
- Emergency power generators with an installed capacity of 13.3 MW;
- Management and engineering offices, fenced storage yards and employee parking areas; and
- A slimes storage dam with a projected 19 year operating life at 150,000 tpm.

Physiography

The No 4 Shaft of the Ezulwini Mine is situated on the southern slope of the anticline, between the two most northerly prominent ridges of the Gatsrand on the Transvaal Highveld at an elevation of between 1620 m and 1695 m amsl. The shaft is located some 25 km south of the sub continental water shed between the Limpopo and Vaal drainage basins. Quartzitic ridges of the Gatsrand trend roughly east west and form the most prominent features.

Pre-mining land capability within the mining lease area consists mainly of grazing and arable land. The soils are mainly of the hill wash type and low in fertility.

The area has been classified as Bakenveld. The soils are poor, shallow, acid, stony and sandy. The Western Variation occurs on sandy planes and low rocky ridges, ranging in altitude from 1,350 m to 1,700 m amsl. These areas receive approximately 550 mm to 700 mm of rain during the summer months.

It is rather sparse, sour, strongly tufted veld and in the nature of its grasses, clearly transitional from Cymbopogon Hemeda veld to sour bushveld. The presence of Cymbopogon Pluinodis and the general absence of Tristachya Leucothrix distinguish it from the central and eastern variations.

History of the Project

Activities at the No. 4 Shaft commenced in 1961 under the control of the then Western Areas Gold Mining Company ("**WAGMC**"), which also owned the South Deep Gold Mine ("**South Deep**"). South Deep was the subject of a joint venture between Placer Dome South Africa (Proprietary) Limited, a wholly-owned subsidiary of Placer Dome Inc., and Western Areas Limited (the "**PDWA JV**"). Subsequently, Barrick Gold Corporation acquired Placer Dome and then entered into an agreement to sell its interest in PDWA JV to Gold Fields Limited. The South Deep Mine and the workings from the No. 4 Shaft were formerly connected on two levels and dewatering of the No. 4 shaft kept the South Deep mine dewatered. No. 4 Shaft was purchased by Randfontein Estates Gold Mining Company Limited in 1997. In January 2000, Harmony Gold Mining Company Limited ("**Harmony**") acquired Randfontein Estates Gold Mining Company Limited.

Harmony continued operations until July 2001 after giving notice to PDWAJV in April 2001 of its intention to cease mining and pumping operations. Harmony prepared a closure plan for the No 4 Shaft and that plan was approved by the DME. PDWAJV took over the pumping operations in March 2003 to allow the completion of the construction of plugs between the two mines and to verify the competency of the barrier pillar, the purpose being that once the dewatering of the No. 4 Shaft operations was stopped, the necessary measures would be in place to ensure the safety of the South Deep Mine. The work was completed and PDWAJV gave notice to Harmony that pumping operations would cease on February 8, 2005.

The mine operated until 2001 producing gold and at times uranium. The uranium recovery circuit was operated from 1982 to 1997. Over the course of mine development and operation there was extensive diamond drilling, development in waste and ore, and extraction of ore.

Geological Setting

The Ezulwini Mine lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Groups, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witerwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

Deposit Types

The gold-uranium deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are as a result of facies variation, ore formation processes, and structural history.

Mineralization

The mineralization in the Upper Elsburg reef has been defined around the shaft, at a depth of approximately 1,000 m, for a radius of approximately 250 m by the 2006 diamond drilling program and for a further 200 m by historical diamond drilling. The combined thickness of the gold-bearing reef members, i.e. MB, MI, MA, ED, and EC ranges from 25 m to 50 m. The reef strikes 040° azimuth, dips 17° SW, and exhibits good lateral continuity but is offset by steeply dipping faults and dykes. Gold in the Upper Elsburg is found in the form of native gold and associated with sulphide minerals, especially various forms of pyrite. Historically, 30% to 40% of the gold has been recovered by gravity processes, suggesting a high nugget effect. Visually, pyrite occurs in a number of forms, e.g., a fine crystalline mass within the matrix and/or as replacement textures within clasts. Pervasive replacement of small clasts is often referred to as "buck shot pyrite". In places the pyrite distribution within the conglomerate matrix suggests "streaming" of the palaeo-hydrothermal fluid during the mineralizing event. Thin stringers of crystalline pyrite are also present within the altered quartzite horizons. At the base of the serpentinised ultramafic lava, the dominant sulphide is pyrrhotite with minor amounts of nickel and copper. Pyrrhotite also exists to a lesser degree in the sedimentary horizons immediately beneath the lava. Gold has occasionally been found in the lava.

Mineralization in the Middle Elsburg Reef is confined to the UE1A and E9EC Reefs that lie approximately 400 m below the Upper Elsburg Reef. The UE1A Reef lies approximately 60 m above the E9EC Reef. Both reefs strike

030° azimuth, dip 25° SE, and are interpreted to extend to the property limits. The UE1A Reef reaches a maximum thickness of 2.5 m and occasionally pinches out. The E9EC Reef ranges from one metre to 3.5 m and averages 1.8 m thick. Generally, the reefs are thicker down the paleoslope. Gold is most commonly associated with pyrite, although some gold occurs in small blebs in arsenopyrite and cobaltite. Uranium is found in the form of uraninite. Mineralization in the Middle Elsburg Reef has less of a nugget effect than the Upper Elsburg Reef.

Exploration and Drilling

Exploration

The exploration program conducted on the Ezulwini property has been limited to underground diamond drilling.

In March 2007, First Uranium submitted a prospecting application in respect of properties adjacent to the existing Ezulwini mining right area. The DME has accepted the application implying that no other parties have made prior application for the prospecting rights, and that, subject to First Uranium complying with all the requirements of the DME, the rights will in due course be granted. However, First Uranium must submit the following to the DME to obtain their approval for the grant of the rights prior to commencing the program: (i) results of a notification and consultation with the surface owners of the land overlying the program area by May 13, 2007; (ii) an acceptable Environmental Management Plan (EMP) by June 12, 2007; and (iii) confirmation of First Uranium's qualifying Black Economic Empowerment credentials. There is no legislated period for the DME to approve or reject the prospecting right application. However, the DME suggests a six month turnaround from the date of the submission of the EMP. The existing Ezulwini mining right area and the area covered by First Uranium's prospecting application are highlighted in the following map.



Area of Prospecting
Rights Application
Existing Ezulwini
Mining Right
Area of Prospecting
Rights Application
0
1
2
4
Kilometers
N

An exploration program has been planned with the objective of upgrading a portion of the mineral resources to the indicated category and carrying out a prefeasibility study. Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing. Contingent on success of the Phase 1 program, the Phase 2 program would comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources. Concurrent with the Phase 2 diamond drilling, prefeasibility level studies will be carried out to examine the optimum systems of access, mining, mineral processing, and mineral economics. Scott Wilson RPA concurred with the proposed program. The estimated cost of the two-phase program is summarized in the table below.

Exploration Program - Middle Elsburg
First Uranium Corporation - Ezulwini Mine

Item	Units	Cost/Unit ($)	Total Cost ($ 000s)
Phase 1			
Underground Rehabilitation	Lump Sum		1,000
Underground Diamond Drilling	7,200 m	150	1,080
Surface Drilling	30,000 m	150	4,500
Supervision/Technical Support	Lump Sum		300
Assays	16,000	30	480
Sub-Total Phase 1			**7,360**
Phase 2			
Underground Diamond Drilling	16,800 m	150	2,520
Surface Drilling	75,000 m	150	11,250
Supervision/Technical Support	Lump Sum		300
Assays	35,000	30	1,050
Prefeasibility Study	Lump Sum		300
Sub-Total Phase 2			**15,420**
Total Phase 1 & 2			**22,780**

Drilling

Simmers contracted Murray & Roberts to conduct an underground diamond drill project in the Ezulwini shaft pillar. Horizon Blue Resources (Pty) Limited (HBR) planned the program, managed the drill contractors, logged and sampled the core, and prepared the database. The program comprised 3,463 m of HQ (5.08 cm dia.) and N (4.76 cm dia.) size diamond drilling in 50 holes. Forty-seven of the holes were collared below the reef and drilled upwards due to core recovery problems in the unit immediately above the reef. Hole depths ranged from 16 m to 201 m and averaged 78 m. The inclination of the three holes drilled downwards ranged from -65° and -90°, while the up-holes ranged from +40° to +70°. The reef dips at approximately 17° and the holes were intended to cut the reef as closely as possible to normal. Therefore, the true thickness of the reef ranges from 80% to 100% of the mineralized core length.

Sampling Method and Approach

Upper Elsburg Shaft Pillar

The Ezulwini Shaft Pillar resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October, 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonaria Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing due to availability of drill sites, and range from approximately 25 m to 100 m. Simmer & Jack contracted HBR to log the core, capture the data, and prepare the database. Core logging noted and recorded lithology, including reef members, mineralogy, and structure. Diamond drill core sample intervals were determined by HBR geologists based on lithology (reef member) contacts and mineralization. The nominal sample width was 30 cm and respected lithological contacts.

Core recovery problems were common. In most cases corrections were made by adjusting the driller-reported depth to the surveyed depth. Two holes were not used in the modelling procedure due to large differences in the driller-reported depth and the surveyed depth.

Intersections selected for sampling were halved with a diamond saw. Half the core was placed in a plastic sample bag with a sample ticket denoting the hole number and sample number. The "**from — to**" was not indicated on the sample ticket. Samples were delivered to the analytical laboratory by HBR personnel.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

Upper Elsburg

The Upper Elsburg inferred mineral resources are the extension of the MB, MI, MA, ED, and EC reef members past the limit of the shaft pillar and are based exclusively on diamond drilling. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

This section of the Upper Elsburg mineral resources were classified as inferred as verification of the diamond drill database was problematic. Historically, mineral resources have been classified as measured and indicated only when verified by development in the reef. This Upper Elsburg inferred mineral resources have high potential for upgrading to indicated and measured resources.

Middle Elsburg

The Middle Elsburg measured and indicated mineral resources are based on channel sampling by previous owners. The inferred mineral resources are based on diamond drilling. The methodology of channel sampling and diamond drill sampling is described in the Minxcon, 2006 report and the description is based on documentation of standard operating procedures and interviews with previous sampling supervisors.

Channel samples were taken by trained samplers. Following each six-metre advance, the face was washed and samples were taken with a hammer and chisel. Channels approximately 10 cm wide and 0.5 cm deep were cut beginning at the footwall of the reef and repeated on maximum 30 cm vertical intervals. The results were recorded on sample sheets and resource block plans.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach in the Middle Elsburg Reef measured and indicated resources that would affect the reliability of the estimate.

Sample Preparation, Analysis and Security

Upper Elsburg Shaft Pillar

Diamond drill core samples were prepared at the Performance Laboratories ("**Performance**") in Johannesburg, by drying, crushing to 80% minus 6 mm, split to a representative sample of 250 g to 500 g, and pulverizing to 75% minus 75 microns. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. Performance is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada. Neither Simmer & Jack nor First Uranium employees, consultants, or contractors were not engaged in the sample preparation or analyses. Internal Quality Assurance/Quality Control ("**QA/QC**") procedures at Performance included assaying one duplicate sample and one standard sample from each batch of 20 samples. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

Upper Elsburg Inferred

The Upper Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for this data. Minxcon, 2006, reports the data was audited twice during Harmony's ownership. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

Middle Elsburg

The Middle Elsburg measured and indicated resource estimations were based on underground channel samples. The sample preparation and analysis was performed using the same process employed by Performance for the Shaft Pillar diamond drilling program. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs conducted for the measured and indicated resources in the Middle Elsburg, conform to industry standards and are adequate for resource estimation.

The Middle Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for this data. Minxcon, 2006, reports the data was audited twice during Harmony's ownership.

Data Verification

Upper Elsburg Shaft Pillar

The Upper Elsburg Shaft Pillar measured and indicated mineral resources were based on data from a 2006 diamond drill program. HBR submitted one standard reference sample in each batch of twenty samples to check the accuracy of Performance. Three reference standards were used. The lower of the two reference standards at 3.489 g/t Au was purchased from Rocklabs in New Zealand. HBR's control limits were ± two standard deviations, i.e. 0.222 g/t Au. The mean grade of the standards at Performance was 3.45 g/t Au, which was very close to the standard of 3.489. Six of the 115 samples were slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the low grade range. The second reference standard, SARM 99, was certified at 3.99 g/t Au. HBR inserted 88 samples that averaged 3.93 g/t Au. None of the samples returned results outside the acceptable limits. The highest grade reference standards at 13.94 g/t Au was purchased from ALS Chemex (ALS) in South Africa. HBR's control limits were ±1.03 g/t Au, as recommended by the supplier. The mean grade of the standards at Performance was 13.55 g/t Au, which was approximately 3% less than the standard. Four of the 75 samples fell slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the high grade range.

Scott Wilson RPA collected five samples of split core from two diamond drill holes in the Shaft Pillar drilling. The samples were assayed by fire assay at SGS Canada Ltd., Mineral Services. The results demonstrate the presence of significant gold values in the project. Although five samples are not statistically significant, the two sample sets show reasonable agreement, given the high nugget in the Upper Ezulwini Reef.

Upper Elsburg Inferred

The Upper Elsburg inferred mineral resources were based on historical diamond drilling data. It was not possible for Simmer & Jack or their consultants to verify the data. Consequently, the Upper Elsburg mineralization outside the shaft pillar was classified as inferred resources. During development of the shaft pillar, Simmer & Jack will attempt to verify the historical data by diamond drilling from underground and/or lateral development, thereby upgrading the mineral resources to a higher classification.

Middle Elsburg

In the area immediately surrounding the previously mined areas, Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans and a similar percentage of survey notes against survey points plotted on plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures. In Minxcon's opinion, the data presented as assay plans were considered as high quality, despite much of the original assay sheets and survey notes having been removed or destroyed. Mr. Valliant of Scott Wilson RPA, inspected a random selection of the assay plans and discussed the sampling and plotting methodology with Mr. Ed Edwards, Harmony's Section Sampler and Surveyor as well as Ms. Yolanda Welgemoed, the Chief Draftsperson. Scott Wilson RPA concurs that the database is adequate for resource estimation.

Adjacent Properties

The South Deep Gold Mine lies immediately south of the Ezulwini Mine and began commercial production in 1961. The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef and the reef horizons that comprise the Upper Elsburgs. From 2001 to 2005 inclusive, the mine produced an average of 1.61 million tonnes annually at an average grade of 8.84 g/t gold. For 2005 Western Areas Limited (Annual report 2005) reported the South Deep measured and indicated mineral resources were 289 Mt grading 7.20 g/t gold, containing 67.1 Moz, including proven and probable reserves of 147 Mt grading 6.19 g/t gold containing 0.91 Moz.

The Cooke 1, 2 and 3 Shafts and the Doornkop Mine, owned by Harmony, lie immediately north of the Ezulwini Mine. The main horizons exploited at the Cooke 1, 2 and 3 Shafts are the UE1A with secondary reefs being the E8 Reef and the Ventersdorp Contact Reef. At the Doornkop Mine, the Kimberley Reefs and the South Reef are being mined. Effective June 2006, Harmony reported (Annual report 2006) underground measured plus indicated resources of 104.8 Mt, grading 4.23 g/t gold, containing 14.3 Moz, including proven and probable reserves of 10.8 Mt, grading 6.5 g/t gold, containing 2.3 Moz.

Scott Wilson RPA did not attempt to verify the foregoing information. The mineral resources and reserves reported at the adjacent properties are not necessarily indicative of the mineralization at the Ezulwini Mine.

Mineral Processing and Metallurgical Testing

Gold

The Ezulwini Mine has been operated in the past with production from the same areas as scheduled for the future development. The metallurgical process selection is based upon the use of the previously existing processes on the site. Therefore, there was no metallurgical testing of the ores for the Ezulwini Technical Report. Further support for the selection of metallurgical parameters based upon historical data is that there is also data available from current and past operations working on the same ore body.

There is existing data related to: (i) ore feed size distribution; (ii) bond work index determination; (iii) power grind relationship; (iv) gravity separation; (v) leach time optimization; (vi) cyanide and lime addition; and (vii) plant recovery.

Uranium

The Ezulwini Mine has been operated for the production of uranium in the past with production from the same areas as slated for the future development. The metallurgical process selection is based upon the use of the same processes as previously used on the site. Therefore, there was no metallurgical testing of the ores for the Ezulwini Technical Report.

There is less historical data available related to uranium processing as detailed plant reports were destroyed when the plant was demolished and further reports were lost when offices were relocated. However, the metallurgical work related to the gold feed size, work index and grinding is expected to be similar to that for the gold ore as the uranium bearing reef has been in production in the past for uranium and gold and most recently for gold only.

Scott Wilson RPA reviewed the metallurgical data and is of the opinion that the assumptions are reasonable. If there is any change in the planned processing, it will be necessary to undertake metallurgical testing to determine the expected performance.

Mineral Resource Estimates

The mineral resources at the Ezulwini Mine are currently confined to the Upper Elsburg and Middle Elsburg Reefs. Historic production at Ezulwini and other mines in the Witwatersrand Basin demonstrate that the mineralization in the reefs have very good lateral and down-dip continuity. Currently, measured and indicated mineral resources include only the areas that could be verified by diamond drilling or chip/channel sampling. Extensions beyond the verified data were classified as inferred mineral resources. There is a high likelihood that development and diamond drill will upgrade a significant portion of the inferred resources to measured and/or indicated resources.

Historically, the depth of many of the reefs in the Witwatersrand Basin have made diamond drilling on a pattern sufficient for measured and indicated resources prohibitive. Additionally, the reefs are developed in mineralization with only minimal development in waste, which makes diamond drilling from underground impractical. Historically, exploration and mining companies tested the continuity of the reef and estimated inferred mineral resources by wide spaced diamond drilling from surface and upgraded to indicated and measured mineral resources by development and channel sampling. Consequently, most mining operations could only report two or three years of measured plus indicated resources and the ratio of inferred resources to measured plus indicated resources was high. However, given the good lateral continuity of the reefs, a significant fraction of the inferred mineral resources were normally upgraded and ultimately exploited. For example, in the Upper Elsburg Reef, approximately 60% of the mineral resources, originally classified as inferred based on wide spaced diamond drilling, was subsequently "payable", and exploited. Given the current gold price and exchange rate, the percentage would have been greater than 60%.

The mineral resources at the Ezulwini Mine can be considered as three discrete sections as follows: (i) the Upper Elsburg Shaft Pillar (UE Shaft Pillar), an approximate 250 m radius around the main shaft, in the Upper Elsburg Reef, defined by recent diamond drilling; (ii) inferred resources in the Upper Elsburg Reef; and (iii) resources in the Middle Elsburg Reef.

The following table is a summary of the estimated mineral resources at the Ezulwini Mine in these three areas (as at January 2007):

Mineral Resources – Summary – January 2007
First Uranium Corporation - Ezulwini Mine

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

Mining

Mining at the Ezulwini Mine will be by conventional underground breast mining of the reef. There are three planned mining areas — the Upper Elsburg formation shaft pillar, the Upper Elsburg beyond the shaft pillar and the Middle Elsburg. All areas will be mined by up dip conventional drift and fill mining using cycloned cemented tailings ("CCT") for backfill. This method is common in the area and well understood by people in the area. One significant difference at Ezulwini is that the reef in the Upper Elsburg contains several mineralized horizons and in some cases these horizons are up to 5 to 6 m thick as opposed to other mines in the Witwatersrand Reef where the mineralized horizon is only one metre to two metres thick.

In respect of the mining, a drift along the strike ("**strike gully**") will be established with the necessary ore transport facilities at the lowest point in a block. From this drift, raises will be driven up dip leaving a 6.5 m pillar between the raises, to the top of the block and holing in to a top strike drift. Once the raises break through, the retreat mining will start downwards at a 4 m width advancing 30 m/month using winches and scrapers to move the ore. Primary 4 m wide stopes will be taken, leaving four metre wide pillars to be recovered after the primary stopes have been filled. Broken ore will be scraped down the raise to the strike gully and then to short ore passes with chutes to load rail cars for transport to the shaft for hoisting to surface. This method is development intensive but provides the opportunity for sampling in the proposed stopes as the raises are driven and it also provides locations for short diamond drill holes to confirm the mining location. The sequence is dictated by rock mechanics parameters so that in a given area the active face advances at an angle to reduce the risk of seismic activity due to mining. Areas of low grade ("**unpay**") will be left to form random pillars. Other pillars will be left to protect infrastructure.

In the Upper Elsburg shaft pillar, ground movement problems were historically encountered in the shaft area subsequent to the extraction of ore from the area beyond the shaft pillar as the weak lava unit overlying the ore horizon failed. It was necessary on at least one occasion to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware. In order to eliminate the ground control problems in the shaft area it is proposed to mine out the shaft pillar as the first step to restarting the mining operations. This will eliminate the ongoing problems in the shaft, and the risk to the shaft, caused by the failure of the lava unit overlying the reef. By first excavating a de-stress cut through the extent of the 500 m diameter shaft pillar area and then filling that cut with CCT, it will be possible to extract the bulk of the remaining ore while eliminating the stress related issues that have previously led to problems in the shaft (and which could lead to problems in the shaft in the future). Where the ore horizon cuts the shaft barrel a steel tower will be hung in the shaft to hold the shaft hardware and permit unrestricted shaft operation in the future. The ore in the Upper Elsburg beyond the shaft pillar will be mined in the same manner as the shaft pillar except that there will not be any need for an initial destress cut.

The Upper Elsburg area is serviced by the existing infrastructure for materials handling, dewatering, mine services and mine ventilation. Prior to mining it will be necessary to inspect the main levels to determine the ground conditions and to evaluate how much of the services for the drifts will have to be reinstalled. Main development headings will need to be extended as the proposed mining area expands.

The Middle Elsburg area targets two reefs, the E9EC and the UE1A, which contain both gold and uranium. The E9EC has been mined much more extensively that the UE1A. The Middle Elsburg area is accessed from the 36 to 50 levels and continues for an additional 6 levels below the 50 level. Those areas below the 50 level would be accessed by a sub vertical shaft but this is not included within the report's analysis. Mining will be by conventional breast mining based on the same method that has been successfully used in the past. Access is provided from cross cuts from the level haulage and raises are developed up from one level to the next. Support will be based upon the use of CCT for backfill, but grouted cement packs or timber mat packs may be used if necessary. Support pillars have not been considered as a result of geological losses and unpay blocks providing adequate "**natural pillars**". Panels are planned at 20 to 30 m in length with 10 m face advance planned per month and the stoping width of 100 to 180 cm depending upon the reef channel. As the Middle Elsburg area has been mined in the past there is level development from the shaft to the mining areas. However, this main development will have to be extended to provide access to the proposed mining areas.

Mineral Processing

Recovery of gold and uranium will be accomplished by processing on site through the construction of facilities similar to those that existed in the past on the same site. The gold plant will, at full capacity, treat 200,000 tonnes per month of ore and will consist of the following process steps:

- SAG milling of underground ore to 75% -75 µm with four SAG mills grinding all of the mill feed
- Dilute cyclone overflow (20% solids)
- Gravity recovery from cyclone underflow material
- Pre-leach thickening
- Cyanidation in seven tank hybrid carbon-in-leach circuit
- Gold adsorption onto activated carbon and stripping via Zadra elution
- Carbon regeneration in horizontal electric kiln
- Gold electrowinning and smelting
- Tailings disposal to conventional slimes dam

Because of the treatment of the two different ore types, the plant layout has two sets of silos. Two 3,700 tonne silos are dedicated to Upper Elsburg ore and one 7,400 tonne silo is dedicated to Middle Elsburg ore. It is anticipated that two mills will always be dedicated to Middle Elsburg ore, whilst the other two mills may operate on either Upper Elsburg ore or Middle Elsburg ore. This silo configuration provides flexibility in terms of feeding Middle Elsburg ore to two, three or four mills, thus allowing the mine to respond to the expected rise in the price of uranium.

Gold recovery is forecast to be 95.5%, with 30% to 40% of the gold recovery in the gravity circuit.

The Ezulwini uranium plant will, at full capacity, treat 100,000 tonnes per month of ore, and where appropriate it will be designed as two 50,000 tonnes per month modules and will consist of the following process steps:

- Pre-leach filtration
- Agitated, atmospheric, heated, sulphuric acid leaching
- Six stage counter current decantation (CCD) of leached slurry
- Clarification of pregnant leach solution (PLS) from CCD
- Neutralization of CCD tailings and pumping to the gold plant
- Ion exchange (IX) processing of the PLS
- Solvent extraction (SX) of the uranium from the IX eluate
- Precipitation and washing of ammonium di-uranate from the OK liquor from SX

The Middle Elsburg (ME) ore is processed for both gold and uranium in a reverse leach process with uranium leached first and gold second. The U_3O_8 recovery is forecast to be 80%.

The ME ore is ground and thickened in the gold plant and the feed to the uranium plant is received from the pre-leach thickener underflow. This underflow must be further dewatered before feeding to the uranium leach to allow a satisfactory water balance over the whole process. Horizontal belt vacuum filters have been selected for this duty. The horizontal belt filter installation will comprise two modules of 50,000 tonnes per month each.

Minxcon reported that historically the ore mix from the shaft yielded one lb uranium per tonne of ore processed (that is a recovery of 373 g/t). The average recovery factor was 80% and the average head grade was 466 g/t. Scott Wilson RPA notes that from Annual reports spanning the period from 1985 to 1997 (excluding 1987 as no data was found for that year) the recovered grade for uranium ranged from 0.3 to 0.53 kg/t and the average recovered grade of uranium oxide was 0.44 kg/t. The annual reports reviewed by Scott Wilson RPA did not contain head grade information. The processing plant that was previously used to process the ore was dismantled after the mine was placed on care and maintenance in 2002.

Since November 2006 the market has indicated a significant appetite for uranium, which has prompted First Uranium to consider options for increasing the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150 ktpm from the Middle Elsburgs and 50 ktpm from the Pillar (instead of 1:1), was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50 ktpm Uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module have increased the capital costs by $4.18 million.

Existing facilities in the mine infrastructure exist to keep the gold and gold/uranium ores separate from the mine ore passes through to the surface stockpiles. Gold ore will be treated just for gold while the uranium/gold ores will first be treated for the recovery of uranium after which the residue will be leached for gold recovery. This separation reduces the processing costs as not all of the mine tonnage needs to be treated for uranium recovery.

Installation of a primary jaw crusher is included in the plans. The crusher may be installed underground.

The plant design is based upon the design and equipment formerly installed at the site. The main changes as a result of additional plant engineering were a change to counter current decantation instead of filtering in the uranium circuit and the inclusion of bins and feeders such that feed from either bin can be fed to either the uranium or the gold circuit. This latter change increases the operational flexibility and allows milling of more of one feed stream or the other depending upon the ore availability and metal prices.

Environmental Considerations

An environmental management program ("**EMP**") was submitted to the DME in October 2005 in respect of the Ezulwini Mine. Simmer & Jack has received approval of the EMP which includes the previously approved closure plan for the No. 4 Shaft (that approval was obtained by Harmony when it planned to cease pumping and complete the mine closure). First Uranium has applied to the South African Department of Water Affairs and Forestry for the water licence and is awaiting approval. An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006 detailing various outstanding information requirements. Whilst most of these requirements have been addressed, there are still several requirements outstanding which include specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will submit the outstanding information required to the National Nuclear Regulator by the end of May 2007.

There is an existing slimes storage dam on the Ezulwini property and that facility is ready for use. The existing slimes dam has a remaining lifespan of approximately 19 years.

EMC has established, as required by the REL Purchase Agreement, a new environmental trust fund for the rehabilitation of the Ezulwini mining area. REL transferred approximately ZAR 19.5 million into the new fund within five business days of the effective date of the REL Purchase Agreement in accordance with the terms and conditions of the agreement. EMC is obligated on an ongoing basis, to contribute to the fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as will be required in order to ensure that the total balance of the fund (including the amount of any such guarantees) at any point in time will be not less than the total amount which it is obliged to hold in the fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter.

Capital and Operating Cost Estimates

Pre-Production Capital

For the purposes of the Ezulwini Technical Report and the following cost discussion, the first four years were taken together to represent the pre-production period as the production exceeds 1.9 Mtpa after the fourth year.

The life of mine (LOM) capital is summarized in the following table.

CAPITAL COSTS

First Uranium Corporation - Ezulwini Mine

	Life of Mine ($ million)	**Years 1-4 ($ million)**	**Year 5 to End ($ million)**
Middle Elsburg	60.6	32.0	28.6
Shaft Pillar	22.5	22.5	0
Upper Elsburg	38.6	0.9	37.7
Water Management	5.1	3.1	2.0
Gold Concentrator	58.7	58.7	0
Uranium Concentrator	51.8	51.8	
First fill reagents	2.3	2.3	
Contingency	31.0	21.3	9.7
Total	**270.6**	**192.6**	**78.0**

The pre-production capital of $192.6 million will be expended over a period of three and one half years. An estimate of the spending by quarters is included in the table below. Years are taken as ending in March of each year such that Q4 2006 ends at March 31, 2007. The capital costs are taken from April 1, 2007, and sunk costs are not considered in the analysis. The sunk costs included in the initial technical report total $31.6 million covering operating costs, capital for the shaft refurbishing, purchase of the infrastructure and repayment of the Simmers debt.



Capital Forecast ($ million)
40
35
30
25
20
15
10
5
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Date
Dec 06 Report
Current Forecast

Mine Capital

The mine capital costs were generated from a listing of the necessary infrastructure upgrades and replacements and mine development from the output of the mine scheduling software that was used for production and development planning. Three meter by three meter level development was included at a cost of $1,622 per metre. There are capital cost allowances for repairs to the winders, cages, skips and compressed air plant that total approximately $1.65 million and a provision of $5.34 million for a backfill plant. The $3.05 million for dewatering covers repairs to pipe columns, electrical lines, the sludge column and the pump stations.

Concentrator Capital

The concentrator capital budget estimate has been completed by MDM and the costs are predominantly based on enquiries issued to the market. MDM considers the cost to be to 5.5% accuracy. The cost estimate for the 200,000 tpm capacity plant is $58.6 million plus $0.5 million for first fills. The cost estimate includes EPCM and contractor's margin but no contingency.

The uranium concentrator capital budget estimate has been completed by MDM and the costs are predominantly based on enquiries issued to the market. MDM considers the cost to be to 7% accuracy. The cost estimate for the 100,000 tpm capacity plant is $51.8 million plus $1.8 million for first fills. The cost estimate includes EPCM and contractor's margin, but no contingency. Since November 2006, the market has indicated a significant appetite for uranium, which has prompted First Uranium to consider options for increasing the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150 ktpm from the Middle Elsburg and 50 ktpm from the Pillar (instead of 1:1), was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50 ktpm uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module increased the capital costs by $4.18 million.

Surface Facilities Purchase

The purchase of the Ezulwini facilities pursuant to the REL Purchase Agreement purchase and the repayment of certain debt incurred by Simmer & Jack in respect of the maintenance of the mine have been completed and are considered part of the sunk costs and are not included in the assessment in the Ezulwini Technical Report.

Sustaining Capital

The major sustaining capital item is the ongoing capital development of the Ezulwini Mine. This development is generated by the mine scheduling program and provides the haulage drives and capital stope development for ongoing production. A $12.08 million allowance for infrastructure and concentrator improvements is included in year 11 as the production at that time is forecast to continue at a rate of up to 2.4 Mtpa and many of the facilities will be in need of upgrades and refurbishment. There is a contingency of 20% included in all capital in the plan.

Operating Costs

Plant operating costs were estimated by MDM as part of their plant design work for the gold and uranium plants. The operating costs were estimated to be $4.32/tonne for the gold plant and $7.72/tonne for the uranium plant. On a pro-rata basis, the blended treatment plant cost estimate by MDM was $8.18/tonne compared to $9.69/tonne in the previous technical report. As the other costs have not been re-examined, the costs were not changed to reflect this favourable difference.

Manpower Costs

The workforce of the Ezulwini Mine (not including processing plants) will grow to about 5,000 employees by year seven. Then there is a decrease as activity shifts in the mine followed by an increase to about 5,800 employees for the balance of the mine life.

Project Schedule

The shaft pillar resource estimate has now been completed and shaft refurbishing is underway to provide security of shaft access. Mine dewatering continues. Workings will be reopened and rehabilitated to assess conditions throughout the mine and to permit sampling to confirm resource estimates and access for diamond drilling.

Mining will commence with shaft pillar extraction to generate mill feed and enhance mine stability. Ore will be produced from the Upper Elsburg area starting in October 2007, while ore production from the Middle Elsburg will commence in April 2008.

Design of the gold and uranium plants is underway and MDM estimates that the first portion of the gold plant will commence operations in April 2008, with completion of the first grinding mill. The balance of the gold plant will be completed in the second half of 2008. The first module of the uranium plant will be ready in August 2008 and the second module will be complete in December 2008.

The following are the Ezulwini Mine milestones:

START-UP MILESTONES


2007
2008
2009
2010
Construction & Development
Shaft Repairs and Develop Shaft Pillar
$22.5 M
Upper Elsburg Equip Purchase & Dev
$0.9 M
Water Management
$3.1 M
Middle Elsburg Equip Purchase & Dev
$32.0 M
Construct Uranium Plant
$51.8 M
Construct Gold Plant
$58.7 M
First Fills
$2.3 M
Contingency
$21.3 M
Production
Toll Mill Gold Ore
Milling On Site
Ore Source
Upper Elsburg
Middle Elsburg

Independent Economic Analysis

Scott Wilson RPA carried out an independent economic analysis on the Ezulwini Mine based on the following assumptions:

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% based upon previous operating history and U 3O8 recovery of 80% based upon previous operating history.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate $1.00 = ZAR 7.40.
- Metal price: $500 per ounce gold and $50 per lb of U_3O_8.
- Revenue is recognized at the time of production.
- Pre-production period is about 12 months but full production is attained in the fourth year.
- Mine life: 18 years.
- Life of Mine production plan as summarized in the Ezulwini Technical Report.
- Mine life capital totals $271 million, including a contingency, on all aspects excluding the plants
- Average operating cost over the mine life is $56.87 per tonne milled.

Considering the Ezulwini Mine on a stand-alone basis, Scott Wilson RPA calculated undiscounted pre-tax cash flow totals $818 million over the mine life, with simple payback occurring after approximately 4.4 years.

The internal rate of return ("**IRR**") is 32% and the net present value ("**NPV**") at discounts rates of 5%, 8% and 10% respectively are $462, $332 and $267 million, respectively.

The Total Cash Cost is US$234 per ounce of gold, including a credit of $153 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$52 per ounce, for a Total Production Cost of US$286 per ounce of gold.

Average annual gold production during operation is 290,000 ounces per year and the average U_3O_8 production is 888,000 pounds per year.

On a co-product basis, with the capital and operating costs apportioned to the metal production based on the revenue, the operating cost is $297 per ounce of gold plus the capital cost of $40 per ounce for a total cost of $337 per ounce of gold. The U_3O_8 operating cost is $29.70 per pound plus the capital cost of $4.00 per pound for a total cost of $33.70 per pound of U_3O_8.

The economic analysis contained in the Ezulwini Technical Report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Cash flow sensitivities were calculated, as disclosed below, based on (i) metal prices, metallurgical recovery and head grade (gold and uranium), (ii) exchange rates, (iii) operating costs (total cash cost), and (iv) pre-production capital costs. The IRR sensitivity over the base case has been calculated for -20% to +20% variations, except for uranium price where a range of -37.5% to +37.5% was used. The revenue for each metal is proportional to the product of price times head grade times metallurgical recovery. Therefore, the sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery and head grade. The sensitivities are shown below.

SENSITIVITY ANALYSIS
First Uranium Corporation - Ezulwini Mine

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
400	465	240	210	182	158	136	116
425	550	295	260	229	201	176	154
450	638	350	311	276	245	217	192
500	**818**	**462**	**414**	**371**	**332**	**298**	**267**
550	1,000	575	517	466	420	379	342
575	1,092	632	569	513	464	420	380
600	1,183	688	621	561	508	460	418

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
46.9	1,047	588	527	472	423	380	341
49.2	989	557	498	446	400	359	322
51.4	932	525	470	421	378	339	304
56.0	**818**	**462**	**414**	**371**	**332**	**298**	**267**
60.5	704	399	357	320	287	257	230
62.8	647	368	329	295	264	236	212
65.0	590	336	301	270	241	216	193

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
216	851	493	444	400	361	327	296
230	842	485	436	393	354	319	288
244	834	477	429	385	347	312	281
271	**818**	**462**	**414**	**371**	**332**	**298**	**267**
298	802	447	399	356	318	283	253
311	794	440	391	349	310	276	246
325	786	432	384	341	303	269	238

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
31	609	336	299	265	235	209	185
38	678	378	337	300	268	238	212
44	748	420	375	335	300	268	240
50	**818**	**462**	**414**	**371**	**332**	**298**	**267**
56	888	504	452	406	365	328	294
63	958	547	491	441	397	357	322
69	1,028	589	529	476	429	387	349

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
5.92	446	216	185	156	131	109	89
6.29	549	287	251	218	190	164	141
6.66	646	351	310	274	242	214	188
7.40	**818**	**462**	**414**	**371**	**332**	**298**	**267**
8.14	961	554	499	450	406	367	332
8.51	1,024	595	536	484	438	397	360
8.88	1,082	632	570	516	468	425	386

Buffelsfontein Technical Report

Overview

The following summary of the Buffelsfontein Tailings Recovery Project as set out in the Buffelsfontein Technical Report reflects the completion of the MWS Acquisition. MWS, through its 100% owned subsidiary Chemwes Limited ("**Chemwes**"), operates a 20,000 tpd capacity tailings recovery and gold production plant immediately adjacent to the planned Buffelsfontein operation. First Uranium is revising its plans for the construction of the proposed uranium and gold plants to incorporate the existing MWS facilities and the MWS site. First Uranium will also process tailings obtained in the purchase of MWS. The following summary of the Buffelsfontein Tailings Recovery Project and the disclosure in the Buffelsfontein Technical Report also reflects the completion of the proposed acquisition by First Uranium of the additional small tailings dams, i.e. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE, from BGM, an affiliated company, pursuant to an amendment to the Buffelsfontein Tailings and Rights Agreement.

The Buffelsfontein Tailings Recovery Project is a proposed uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 km from Johannesburg. First Uranium plans to conduct hydraulic mining of thirteen tailings dams on the Buffelsfontein property and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. A third tailings dam on the MWS site, which includes inferred resources, is not included in the production schedule of this assessment. First Uranium will also process the tailings from the ongoing mining operations at the nearby BGM Underground Mine for recovery of uranium and gold. First Uranium's plan for the Buffelsfontein Tailings Recovery Project is based on the expansion of the MWS gold processing facilities to an ultimate 1.8 million tpm capacity and construction of a uranium recovery plant with an ultimate capacity of 200,000 tpm.

The Buffelsfontein Tailings Recovery Project is at the planning stage, with preliminary plans in place. The planned operation will commence as a 600,000 tpm tailings recovery project producing gold from the existing MWS gold plant. An expansion for the gold plant plus the first uranium plant stages will be redesigned to suit the MWS site and the operation will grow in stages to be a nominal 1.8 million tpm tailings recovery project producing an average of 128,000 oz/yr gold and 922,000 lb/yr U_3O_8 in yellowcake over a 16 year production life.

Currently, the major assets and facilities associated with the Buffelsfontein Tailings Recovery Project are:

- Gold and uranium resource within some 363 million tonnes of tailings contained in historical tailings facilities on the Buffelsfontein and MWS properties. The tailings will be processed to produce gold and uranium for First Uranium's account.
- Uranium and gold available for recovery from the tailings from the BGM Underground Mine.
- An operating 20,000 tpd gold recovery plant reclaiming mine tailings for the production of gold.
- An agreement with Simmer & Jack that will permit operations using some of BGM existing infrastructure and provide space on the existing surface of the BGM site for the processing plant and new tailings storage installations. First Uranium will in turn be responsible for the closure of the surface facilities after operations are complete.
- Access roads to the site.
- Additional MWS assets, including:
  - Licences and permits for mining, uranium processing, and water use.
  - Tailings storage area.
  - Unlined return water/evaporation dam.
  - Office block and administration buildings.
  - Houses west of the plant.
  - Associated pipeline, roads power lines.
  - Guard house and parking area.
  - Portions of land that have been rehabilitated and are at present under care and maintenance.

Conclusions and Recommendations

Scott Wilson RPA has set out a number of conclusions and recommendations in the Buffelsfontein Technical Report, including the following:

<u>Conclusions</u>

- The mineral resources were estimated using a methodology appropriate for the style of mineralization and in a manner consistent with CIM guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- With the closing of the MWS Acquisition there will be gold production effective April 1, 2007 and the Project has the potential to become a producing gold and uranium operation with a more rapid ramp up of the production rate than previously estimated.
- The selection of pressure leaching is expected to reduce the operating costs in the uranium plant compared to the base case in the December 5, 2006 version of the technical report.
- The Buffelsfontein Tailings Recovery Project's economics are most sensitive to gold price followed by uranium price, operating costs, and capital costs.

<u>Recommendations</u>

Scott Wilson RPA recommended that the planning for the development of the Buffelsfontein Tailings Recovery Project be advanced. The refinement of estimates in a prefeasibility study is recommended to facilitate a production decision.

The following items are recommended for consideration as part of a prefeasibility study of the Project:

- Additional test drilling to upgrade the inferred mineral resources.
- Detailed review of MWS test work and plant operating data and application of that information to the planned operations.
- More detailed metallurgical testing on material from the various feed sources and the BGM Underground Mine plant tailings. Metallurgical testing should include representative samples of the material to be mined in the initial Project years. The metallurgical testing should also be used to confirm the planned processes and flow sheet selections as well as the assumptions for gold and uranium recovery.
- Complete the detailed analysis of the tailings storage options and selection of a tailings storage area that can handle the scale of operation planned.
- Focus on expediting the construction of the pipeline from the Buffelsfontein dams to the MWS plant site to add extra feed sources as the MWS No. 2 resource is diminishing.
- Review the production schedule with more consideration given to the problems of maintaining a high production rate from some of the smaller feed sources.
- Review the opportunity of increasing the uranium recovery as the uranium price increases. The current sacrifice in recovery is a financial rather than a technical optimization.
- Gold plant expansion and uranium plant design should be advanced together with a more detailed uranium processing plant capital and operating cost estimate.
- A manpower listing with all areas of the operation included.
- The Project schedule should be re-examined and developed in more detail to ensure that critical items are not missed.
- Further work on the sales of uranium concentrate is required to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.
- Review the rehabilitation costs to determine whether the current allowance is appropriate.

The estimated cost to complete the recommended work is shown in the table below. The Project's capital cost estimate includes allowances for engineering work for the Project.

RECOMMENDED WORK PROGRAM COST ESTIMATE
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

Work item	Cost Estimate $US
Sampling and analysis to upgrade inferred resources	100,000
Metallurgical testing of representative samples to confirm recovery and flow sheet assumptions	300,000
Complete tailings storage facility selection	50,000
Compilation of prefeasibility study	200,000
Contingency	150,000
TOTAL	750,000

Property, Description and Location

The proposed Buffelsfontein and MWS projects are located in the western portion of the Witwatersrand Basin, some 160 km from Johannesburg in the Republic of South Africa. The mine is located in the North West Province approximately eight kilometres from the town of Klerksdorp at Stilfontein as illustrated in the map below.


Zimbabwe
Mozambique
Botswana
Namibia
Buffelsfontein Project
Nelspruit
Pretoria
Maputo
Johannesburg
Swaziland
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Uppington
Kimberley
Bloemfontein
Pietermaritzburg
Springbok
South Africa
Durban
Port Shepstone
Colesburg
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Kynsna
Port Elizabeth
Gansbaai

Land Tenure

The MWS operations are located due east of the town of Stilfontein on either side of the N12 highway between Johannesburg and Klerksdorp. The operations are situated on portions of the farms Stilfontein 408IP and Hartebeestfontein 422IP. The MWS operations involve the hydraulic mining of old tailings dams, pumping the slurry to a CIL plant at a rate of 600,000 tpm, and then depositing the treated tailings onto a new tailings dam. Water for the operations is obtained from Margaret shaft dewatering and from the Midvaal Water Company. The location of the MWS facilities in relation to the Buffelsfontein tailings dams are shown in the following figure:


Mine Waste Solutions (MWS)
Hartebeesfontein Tailing Dams
Buffelsfontein Tailing Dams
FIU Buffelsfontein Project Resources

The hydraulic mining and the management of the MWS tailings dam is undertaken by Fraser Alexander Tailings (Proprietary) Limited ("**Fraser Alexander**") on contract to MWS. Fraser Alexander is also responsible for the rehabilitation of the footprint of the mined tailings dams and the closure of the resulting two tailings dams form the retreatment process.

Buffelsfontein

BGM, a wholly-owned subsidiary of Simmer & Jack, owns the Buffelsfontein Underground Mine. BGM currently holds an old order Mining Licence ML 4/2001, and includes certain portions of the following farms:

1. Mapaiskraal 441 IP
2. Buffelsfontein 443 IP
3. Wildebeestpan 442 IP
4. Stilfontein 401 IP
5. Hartebeestfontein 422 IP
6. Zandpan 423 IP
7. Palmietfontein 403 IP
8. Zuiping 394 IP
9. Grootvaderbosch 470 IP
10. Die Hoek 114 IP
11. Doornkom Oost 447 IP
12. Townlands of Klerksdorp 424 IP

BGM currently holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for Buffelsfontein into a new order mining right (BGM's old order mining right would have expired if application to convert it to a new order right was not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "**Buffelsfontein Conversion Application**") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA, a subsidiary of the Corporation. While the Corporation currently anticipates that the DME's review of the Buffelsfontein Conversion Application will be completed in 2007, no assurance can be provided as to the timing of this process.

On December 20, 2006, FUSA entered into the Buffelsfontein Tailings and Rights Agreement with BGM and Simmer & Jack pursuant to which, among other things: (i) BGM has covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM has agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA. In addition, the Corporation proposes to acquire three additional tailings dams from BGM, i.e. Harties-Flanagan, Harties- Ellaton, and Harties-NKGE.

As noted above, BGM has an old order mining right to mine the lease area occupied by the old Buffelsfontein underground and the Hartebeestfontein underground mine (ML. 4/2001). BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, that includes retreatment of the tailings dams. In connection with the Buffelsfontein Conversion Application, which is being made as part of an effort to obtain and transfer to First Uranium (indirectly) the necessary mining rights in order to carry out the Project and in part in response to the requirement that BGM faces to convert its old order mineral rights to new order mining rights by 2008 in line with MPRDA, resubmission of the Environmental Management Plan will be required. The conditions set out by the DME for this conversion are currently met by the mine. BGM has been issued a Certificate of Registration (Ref No COR 182B001) in respect of its existing mining operations.

Simmer & Jack is party to a loan agreement (the "**Aberdeen Loan Agreement**") with Aberdeen International Inc. ("**Aberdeen**") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of $10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM, which royalty is calculated on a graduated basis with reference to the price of gold ranging from 0.5% at a gold price of $300 per ounce to 4.75% at a gold price of $750 per ounce. For instance, assuming a price of gold of $600, Aberdeen is entitled to a net smelter royalty of 3.25%. This royalty will be applicable to any gold produced by FUSA pursuant to the Buffelsfontein Tailings Recovery Project and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffelsfontein Tailings Recovery Project. For greater clarity, any gold produced from the Buffelsfontein Tailings Recovery Project will be subject to the above-mentioned royalties as calculated in accordance with the terms and conditions of the Aberdeen Loan Agreement. FUSA will be responsible for making payments in respect of such royalty amounts in accordance with the Aberdeen Arrangement Agreement. The economic analysis conducted by Scott Wilson RPA in respect of the Buffelsfontein Tailings Recovery Project assumes no extension by Simmer & Jack of the loan facility and therefore an ongoing net smelter royalty after 2008 of 1.0% on gold produced from the Buffelsfontein Tailings Recovery Project.

MWS

MWS, through its 100% owned subsidiary, Chemwes, operates a 20,000 tpd capacity tailings recovery and gold production plant immediately adjacent to the planned Buffelsfontein operation. The Chemwes property ownership is summarized in the table below:

CHEMWES PROPERTIES
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

Description	Area	Deed of Transfer No.
Remaining Extent Portion 24 Farm Hartebeestfontein I.P.	174.2967 ha	T 18439/2005
Remaining Extent Portion 21 Farm Stilfontein 408 I.P.	97.0936 ha	T 18439/2005
Remaining Extent Portion 30 Farm Stilfontein 408 I.P.	88.1534 ha	T 18439/2005
Remaining Extent Portion 33 Farm Stilfontein 408 I.P.	18.2680 ha	T 18439/2005
Remaining Extent Portion 31 Farm Stilfontein 408 I.P.	118.8037 ha	T 18439/2005
Remaining Extent Portion 10 Farm Stilfontein 408 I.P.	272.7024 ha	T 18439/2005
Remaining Extent Portion 66 Farm Stilfontein 408 I.P.	254.7884 ha	T 18439/2005
Remaining Extent Portion 49 Farm Stilfontein 408 I.P.	39.2994 ha	T 18439/2005
Remaining Extent Portion 48 Farm Stilfontein 408 I.P.	109.1917 ha	T 18439/2005
Remaining Extent Portion 15 Farm Stilfontein 408 I.P.	189.2577 ha	T 18439/2005
Erf 3678 Stilfontein Extension 3 408 I.P.	1,379 m2	T 2026/1994

MWS was issued a mining right for gold (ML 16/2003) for the period ending February 21, 2008 over the following properties:

A. FREEHOLD

Description	Area (ha)	Deed of Transfer No.
Portion 48 of the Farm Stilfontein No. 408 I.P.	154.6287	T26383/78
Portion 49 of the Farm Stilfontein No. 408 I.P.	154.6287	T26383/78
Remaining extent of Portion 15 of the Farm Stilfontein No. 408 I.P.	309.2573	T26383/78
Remaining extent of Portion 10 of the Farm Stilfontein No. 408 I.P.	272.7055	T22891/56
Portion 66 of the Farm Stilfontein No. 408 I.P.	275.6455	T19250/90
Remaining extent of Portion 31 of the Farm Stilfontein No. 408 I.P.	151.2222	T31412/57
Remaining extent of Portion 21 of the Farm Stilfontein No. 408 I.P.	124.7610	T31412/57
Remaining extent of Portion 33 of the Farm Stilfontein No. 408 I.P.	22.5148	T31412/57
Remaining extent of Portion 30 of the Farm Stilfontein No. 408 I.P.	90.6240	T31412/57
Remaining extent of Portion 24 of the Farm Stilfontein No. 408 I.P.	212.2488	T31412/57
Portion 67 of the Farm Stilfontein No. 408 I.P	189.0121	T29299/62

B. DAMS AND SLIMES DAMS

Dam	Description	Area (ha)	Comment
CHARLES DAM	Portion 21 of the Farm Stilfontein No 408 I.P.		
KOEKEMOER DAM	Portion 24 of the Farm Hartebestfontein No. 422 I.P.		
MARGARET DAM	The Remainder of Portion 30 of the Farm Stilfontein No. 408 I.P.	3.3167	As per descriptions which the land surveyor prepared pursuant to the Trakprops agreement
	The Remainder Portion 24 of the Farm Hartebeestfontein No. 422 I.P.	37.5878	
SCOTT DAM	The Remainder Portion 24 of the Farm Hartebeestfontein No 422 I.P.	18.7838	As per the descriptions which the land surveyor prepared pursuant to the Trakprops agreement
SLIMES DAM	The Remainder Portion 15 of the Farm Stilfontein No. 408 I.P.	65.2511	As per the description which the land surveyor prepared pursuant to the Trakprops agreement
	The Remainder Portion 49 of the Farm Stilfontein No. 408 I.P.	39.2890	
Other	Slimes dams are also present on the Remainder of Portions 10, 31, 46 and 66 of the Farm Stilfontein No. 408 I.P.		

MWS has applied for a prospecting right in respect of uranium, which application was granted on February 26, 2007, over the Remainder of Portions 15, 21, 48 and 49 of the Farm Stilfontein I.P., and Portion 82 and the Remainder of Portion 24 of the Farm Hartebeestfontein 422 I.P [Ref No NW 30/5/1/1/2/1420]. Certain requirements of the DME remain to be fulfilled before the prospecting may proceed.

MWS holds a Water User Licence (No 23050323) for disposing of waste in a manner which may detrimentally impact on a water resource. This licence was issued on 21 October 2002. This licence applies to Portions 48, 49, 66, 67, and remaining extents of portions 10, 15, 21, 24, 30, 31, and 33 of the farm Stilfontein 408 IP. The licence expires on October 20, 2008.

MWS purchases water from Midvaal and Stilfontein Gold Mine Limited (Margaret Shaft), both of which have licences to dispose of water to third party users. A contract is in place between MWS and Stilfontein for the purchase of water, which contract will be the subject of renegotiation once the issue of Stilfontein's liquidation and the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (KOSH) water forum is finalized. The likely outcome is that the water price to MWS may increase to a rate more aligned to the price of extraction.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Buffelsfontein and MWS properties are accessed by paved roads from Johannesburg. The properties are adjacent to each other and are located near the town of Stilfontein some 160 km to the south west of Johannesburg. The sites are accessed by the N12 highway. The properties are located in the western portion of the Witwatersrand Basin.

Climate

The climate is typical of continental plateaus with a wide diurnal temperature range that reaches a maximum of 19°C in the dry winter months. Winters are cold with severe frost and summers are hot. There are on average 61 days annually with temperatures above 30°C and 41 days with temperatures below zero. Prevailing winds are northerly with wind speed (excluding calms) of 20 km/h. There are on average 73 thunderstorms annually. Snow is recorded on average in three years out of 10. Snow falls are light, hail can be heavy. The rainy season peaks in January. The annual rainfall is 625 mm. Heavy rains have occurred in the past with 140 mm being recorded on a single day. The 50 and 100 year maximum 24 hour rainfall are 131 mm and 151 mm, respectively.

Climatic conditions do not impose any special construction restrictions and conditions are such that many plants and grinding facilities have only light or partial structures over top.

Local Resources and Infrastructure

The Witwatersrand Basin is a famous gold bearing area with a number of producing mines and past producers. Mine suppliers and contractors are available locally and experienced and general labour is available in the mine area. There is extensive existing infrastructure in the project area with a network of roads, electrical power lines and small towns. The Buffelsfontein Tailings Recovery Project will be undertaken on the surface of the current BGM Underground Mine. There is space for the required works and it may be possible to utilize some of the existing BGM infrastructure to reduce the costs for the tailings recovery project.

Physiography

The topography is gentle and the vegetation is predominantly grassland. There are many open spaces and a number of mines in the area with existing tailings impoundments, head gear and processing facilities.

History of the Project

Buffelsfontein

The Buffelsfontein property consists of the Buffelsfontein underground mine and the Hartebeesfontein underground mine. The Buffelsfontein underground mine commenced production in 1954 while production at the Hartebeesfontein underground mine commenced a year later. Randgold & Exploration Company Limited bought the Buffelsfontein underground mine from Mining House Gencor and in September 1997, Durban Roodepoort Deep Group ("**DRD**") was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein. In August 1999, DRD bought the Hartebeesfontein mining business from the Anglovaal stable and incorporated it into BGM.

DRD's northwest operations (the Buffelsfontein underground mine and the Hartebeesfontein underground mine) were placed under provisional liquidation on March 22, 2005 following continued financial losses and a massive earthquake on March 9, 2005 that caused damage to the No 5 shaft. Simmer & Jack acquired the North West Operations in October 2005 and recommenced underground mining operations and the production of gold in the surface concentrator.

Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants have been decommissioned and demolished.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000 tpm until approximately 2030, after which only a tail of production is forecast to remain. The underground operation is not formally included within the scope of this report. However, as it will contribute tailings to the retreatment plant, it has been given a cursory review.

The surface mineral resources are contained in 15 separate surface tailings dams on the Buffelsfontein property.

While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area including the Chemwes operation (20,000 tpd) on the Stilfontein tailings now under a purchase agreement with First Uranium.

The tailings resources of the Buffelsfontein Tailings Recovery Project as at April 2006 are shown in the following table.

MINERAL RESOURCES - TAILINGS DAMS – APRIL 2006
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

	Tonnes (t 000's)	Gold Grade (%)	U_3O_8 Grade (%)	Cont. Gold (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured					
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Buffels 5	45,584	0.21	0.0062	306	6,229
Total	**115,064**	**0.31**	**0.0083**	**1,144**	**21,130**
Indicated					
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
Total	165,953	0.31	0.0059	1,628	21,603
Total Meas + Indic	**281,017**	**0.31**	**0.0069**	**2,772**	**42,733**
Inferred					
Harties 7	**1,740**	**0.54**	**0.0243**	**30**	**932**

Notes:

1. CIM definitions were followed for mineral resources.
2. A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MWS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS has the surface sources produced by Stilfontein Gold Mine, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based upon the Stilfontein Gold Mines (Stilfontein) tailings. Stilfontein commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. The Stilfontein uranium plant was demolished in 1993–1994.

In the 1970s, the price of uranium rose and the recovery of uranium from the Stilfontein tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4 M tonnes of tailings and recovering 4,560 tonnes of U_3O_8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003.

The current Chemwes reclamation and rehabilitation operations related to gold bearing tailings are nearing completion. However, since commencement of operations at Chemwes in April 2003, the price of both gold and uranium has increased significantly, and the remaining Chemwes slimes resources, namely Nos. 4 and 5 slimes dams, have become potentially economically treatable.

Geological Setting

Regional Geology

The Buffelsfontein Tailings Recovery Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Groups, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

Local Geology

The BGM Underground Mine is located in the Klerksdorp Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup. Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef. The mineralization at Buffelsfontein is hosted by the Johannesburg Subgroup of the Central Group. In the Klerksdorp Gold field, the Johannesburg Subgroup is represented by a sequence of quartzites, conglomerates, and quartz wackes, approximately 1,100 m thick.

Property Geology

Economic gold and uranium mineralization at the Buffelsfontein Tailings Recovery Project is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite bed, deposited approximately 2.5 billion years ago. In the North Division (previously the Hartebeesfontein underground mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800 m and 2,500 m due to the displacement by faults and dykes that also cause rock mechanics problems. Structural geological complexity decreases from east to west, as do the gold grades. In the Buffelsfontein underground mine, dips average 25°. The structural geology is complex, with fault displacements of 800 m to 1,000 m. A thrust fault has caused triplication of the reef in the central area of the South Division (previously the Buffelsfontein underground mine).

Deposit Types

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are as a result of facies variation, ore formation processes, and structural history. The mineralization planned for exploitation in the Buffelsfontein Tailings Recovery Project is contained in the tailings dams generated from operations over the years.

Mineralization

Gold and uranium mineralization at the BGM Underground Mine is hosted by the Vaal Reef that strikes along an azimuth of 040° for the entire extent of the property, i.e., 5 km to 7 km. The property was divided into eight separate areas, or geo-zones, based on physical and mineralogical reef characteristics. The reef thickness varies and ranges from 20 cm to three metres.

Exploration and Drilling

Exploration

Exploration at the Buffelsfontein Tailings Recovery Project has been limited to drilling the tailings dams.

Drilling

Underground

Neither Simmer & Jack nor First Uranium has performed diamond drilling for the current resource estimate. Historic diamond drill data accounts for less than 5% of the mineral resource database.

Surface - Buffelsfontein

Jim Fisher, of Jim Fisher & Associates, previously independent consultants to Simmer & Jack, reported there wee twelve tailings dams containing approximately 291 million tonnes on the property as a result of processing mineralization from the Buffelsfontein underground mine and the Hartebeesfontein underground mine. The tonnage is based on the last report submitted to the DME, and was certified by a government certified surveyor. The grade of the deposits was tested by drilling and sampling of six vertical auger holes per tailings dam. The sampling, sample preparation, and analyses were contracted by Jim Fisher to Performance.

Surface – MWS

MWS contracted the drilling of forty-six 50 mm diameter, auger holes in MWS No. 4 Dams and 54 holes in MWS No. 5 Dam in 2006. The central portion of MWS Dam 5 was inaccessible due to surface water.

First Uranium, using Dump and Dune, a professional dump drilling company, as drill contractors, drilled verification testholes using the same methodology as described above. Six verification holes were drilled in the MWS No. 4 Dam and three holes were drilled in the MWS No. 5 Dam.

Sampling, Method and Approach

Underground

Greater than 95% of the mineral resource estimate is based on channel samples collected on six by three metre intervals. Channel samples, collected with hammer and chisel, are 10 cm wide across the entire width of the reef. Samples are accumulated in synthetic bags and transported to the analytical laboratory by Simmer & Jack personnel. The channel sample locations are recorded by digital photography. Sample results are plotted on 1:200 scale operational plans.

Surface

Fifty-two holes were drilled in the Buffelsfontein and Harties tailings dams by Simmer & Jack in 2005. The holes spacing was irregular but nominally 50 m. The spacing was chosen to be sufficient to statistically represent the grade of the dams.

MWS drilled the MWS No. 4 Dams on a 120 m by 120 m grid. First Uranium drilled six verification holes spaced regularly throughout the MWS No. 4.

MWS drilled the MWS No. 5 Dam on a nominal 150 m by 150 m grid where accessible. The central portion of the dam, representing approximately 50% of the surface, was not accessible due to surface water. First Uranium drilled three verification holes in the MWS No. 5 Dam.

Sample Preparation, Analysis and Security

Underground

Samples are prepared and analyzed by an on-site Simmer & Jack operated laboratory. Minxcon inspected the laboratory and reported that although the facility is not ISO accredited, it is efficiently managed by competent personnel. Minxcon reported that vessels, crushers, and pulverizers are cleaned regularly by compressed air and water and that contamination was not an issue.

Surface

The following procedure describes the sample preparation and analyses for the Buffelsfontein 2-5 Dams, the Harties 1, 2, 5, 6, and 7 Dams, and the verification holes in the MWS No. 4 and No. 5 Dams.

Auger drill samples were prepared at the Performance laboratory in Johannesburg, by drying and pressing through a 1.0 mm screen to break up lumps. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. Results were reported by electronic spreadsheets. Analysis for U_3O_8 was by Aztec, an X-ray instrument using a tungsten tube with a detection limit of 0.01 kg/t U_3O_8. The Performance laboratory is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada.

First Uranium employees or consultants were not engaged in the sample preparation or analyses.

Internal Quality Assurance/Quality Control (QA/QC) procedures at the Performance laboratory included assaying one duplicate sample and one standard sample from each batch of 20 samples.

Data Verification

Underground

Scott Wilson RPA was unable to determine the data verification process for underground channel samples.

Surface

Buffelsfontein and Harties Dams

Simmer & Jack relied on the QA/QC procedures at Performance including assaying one duplicate sample and one standard sample from each batch of 20 samples. Scott Wilson RPA did not collect independent samples as the surface of the dams is covered with water and several of the dams have recently been used by the BGM Underground Mine.

MWS No. 4 and No. 5 Dams

In April 2007, First Uranium, using Dump and Dune as drill contractors, drilled six verification holes in the MWS No. 4 Dam. GijimaAST analyzed the MWS drilling data and subdivided the dam into two horizontal sections, i.e., above and below the 12 m depth in the dam, based on Au and U_3O_8 grade. Generally, the section above the 12 m depth contained grades of Au and U_3O_8 that were considered too low to have a reasonable chance of being exploited economically and therefore did not qualify as resources. The verification drilling confirmed the sub-economic grades. The Au and U_3O_8 grades from the verification drilling are 3.4% higher and 3.6% lower, respectively, than the original MWS grades. In Scott Wilson RPA's opinion this demonstrates good agreement.

First Uranium drilled three verification holes in the MWS No. 5 Dam in April 2007. The grades of the 45 samples in the three holes averaged 0.29 g/t Au and 0.008% U_3O_8, which compares favorably with the estimated resources for the MWS No. 5 Dam. However, the samples are not considered representative of the entire dam and do not provide sufficient verification to consider the resources in the MWS No. 5 Dam as higher than the inferred classification.

Mineral Processing and Metallurgical Testing

Buffelsfontein

There have been two phases of uranium and gold recovery testing undertaken for First Uranium by Mintek.

Phase 1 Mintek Test Work

The first was completed in mid 2006 and the second in May 2007. The preliminary economic analysis is based upon the phase 1 testing.

Bulk samples were prepared by Performance and after their analysis, Mintek was retained to carry out the metallurgical test work. Mintek reported results as U and not U_3O_8 (and 1% U is equal to 1.18% U_3O_8). The sample was treated by Mintek "as received" and had a head grade of 0.360 g/t U. Of the total contained gold, 51.11% (0.184 g/t) was extracted by direct cyanidation. CIL dissolution indicated that 5.73% (0.021 g/t) of the contained gold was preg-robbed by constituents occurring in the ore. Some 56.84% (0.205 g/t) of the gold is therefore expected to be recoverable by carbon-in-leach processing.

The HCl digestion indicated that 20.49% (0.074 g/t) of the contained gold was associated with HCl digestible minerals (calcite, pyrrhotite, etc.), while 10.13% (0.036 g/t) was associated with the more stable sulphides digested with HNO3 (e.g. pyrite, sulphides, arsenopyrite, etc.). Of the remaining gold, 1.76% (0.006 g/t) was found to be associated with carbonaceous constituents in the ore and 10.78% (0.039 g/t) of the gold is assumed to be occluded in gangue constituents.

Gold Flotation Test Work

Mintek identified two gold recovery routes at the Buffelsfontein Tailings Recovery Project. The first was a pre-concentration of the gold using flotation followed by gold recovery from the concentrate. The second was a cyanide leach of the tailings. It was determined that the gold recovery process would be by CIL.

Uranium Flotation Test Work

After determining that the gold recovery process would be by CIL, test work was started to determine a recovery route for the uranium. Two flotation strategies were explored. The first aimed at flotation of the sulphides using xanthate collectors, the second aimed at uranium minerals using fatty acid collectors. The latter provided high mass pulls, with high reagent costs. Neither process produced high recoveries with acceptable concentrate grades, however, acceptable concentrate grades were achieved by sacrificing recovery. A preliminary financial optimization suggests that a mass pull between 10% and 20% would be optimal.

The metallurgical test work has been completed on samples from the Buffelsfontein #2 tailings dam. This dam represents 8.3% of the tailings resource and there is no indication of the effort put into making the composite sample representative of the mass. Mintek reports that they received a 50 kg sample from Buffelsfontein #2. The sample had a head grade of 79 g/t U_3O_8 compared to the Buffelsfontein #2 slimes dam grade estimate of 87 g/t U_3O_8. Preliminary results from subsequent flotation tests by Mintek gave uranium recoveries (as U) of 31.5% (37.2% U_3O_8) in 9.8% of the mass (test 16) and 30.6% (36.1% U_3O_8) recovery of uranium in 9% of the mass (test 20).

In Scott Wilson RPA's opinion, there is a need for additional testing and for sampling to ensure that the test work is representative of the entire tailings resource.

The uranium flotation recovery parameters were based upon initial economic parameters. It is recommended that the opportunity of increasing the uranium recovery as the uranium price increases be reviewed. The current sacrifice in recovery is a financial rather than a technical optimization

Phase 2 Mintek Test Work

Equal quantities (800 kg each) of material from Buffelsfontein Dams 2, 3 and 4 were delivered to Mintek and blended into a composite. The composite was subjected to: flotation tests for the recovery of uranium including a mini plant test run, uranium leach tests on the flotation concentrate (atmospheric and pressure leaching); and, gold diagnostic leach and carbon-in- leach test work.

The flotation tests indicated that a mass pull of 15% was required to achieve a U grade of 200 ppm at recovery of approximately 37%. The mini mill plant was able to produce a 210 kg bulk concentrate with a grade of 239.7 pm uranium.

With pressure leaching extractions of 88% to 91% were achieved after two hours of leaching.

Bottle roll leach tests on material that was composed of 84% flotation tails and 16% uranium leaching tails generated gold dissolution of 50% to 70% as a direct CIL while acid pretreatment increased the dissolution to 58.1% to 74.2%.

Scott Wilson RPA noted that the Phase 2 work appears to support the Phase 1 work and the assumptions within the preliminary assessment. Scott Wilson RPA recommended that as part of the next stage of project review the Mintek results be reviewed in detail to determine what additional test work is required and to assess the potential for optimizing the project's operating philosophy to maximize revenue.

Scott Wilson RPA recommended that further detailed testing including filtration, solvent extraction (SX) and ion exchange (IX) be undertaken and used to define the process design criteria.

MWS

Gold Extraction Test Work

MWS conducted laboratory test work on borehole samples from No. 4 dam. The samples were composited on the basis of split area divisions from the borehole plan and a total of sixteen samples were examined and tested by SGS Lakefield laboratories.

PSD analysis and pH determination were done initially, and similarities with the No. 2 dam plant operating data were noted. The samples were then screened to produce fine (minus 75 micron) and coarse (plus 75 micron) fractions. Specific proportions of each fraction were added together to produce simulated CIL feed material and flotation feed material, respectively.

The coarse material was subjected to froth flotation and a pyrite concentrate generated. The concentrate was milled to 83% minus 75 micron and leached under plant conditions. The entire leach batch was then added to the fines sample and the whole leached for 14 hours under current plant conditions. All products including flotation tails were assayed, and reagent additions and consumptions noted. Final results for the work have not yet been received, but the fines leach achieved an average residue of 0.15 g/t against a head value of 0.29 g/t and the dissolution was 0.14 g/t.

Current plant results show that better recoveries are achieved on the total leach including milled pyrite than on fines only, but current leach residence times are longer than 14 hours.

At the MWS plant, it is an historical fact that extended residence times in the CIL circuit yield lower residues and dissolved losses, and MWS decided to commission Atomaer SA to do test work involving high shear reactors with oxygen injection. It is expected that by subjecting the CIL feed slurry to oxygen injection via high shear static reactors, residue type values can be achieved in the third or fourth CIL tank. This will artificially greatly extend residence time and thus improve dissolution and recovery. Another benefit of high shear reactors is that oxygen and lime consumptions are automatically reduced. A composite sample of No. 4 dam slime was given to Atomaer for test work, but results have not yet been reported.

Uranium Dissolution Test Work

MWS undertook uranium extraction test work as part of its examination of the potential for the recovery of uranium from tailings piles to which it has access. The initial work done at SGS Lakefield in September 2006 showed that an ambient leach achieves recoveries (60% to 65%) somewhat akin to a conventional hot leach.

Because of the low uranium tenor of the resource, it was decided to pursue this option as a possible leach process route, and four composite samples were prepared for further test work. The assayed average head value of the samples is 116 g/t (this was considered low grade and the decrease was attributed to dilution from lower grade samples).

Results indicated that a 16 hour to 24 hour leach achieves U_3O_8 dissolutions of between 74 g/t (63.8%) and 81 g/t (69.83%), with an average of 77 g/t (66.37%).

MWS attributes the low recovery to the low head grade. For the Buffelsfontein Tailings Recovery Project the plan is to upgrade the uranium leach circuit feed grade by flotation, and thus the planned uranium leach circuit feed grade will be in the order of 300 g/t compared to the 100 g/t to 120 g/t samples tested by MWS. Assuming a relatively constant tailings grade from the leach circuit, the planned recoveries in the Buffelsfontein circuit may exceed the results achieved in the MWS test work.

Mineral Resource Estimates

Underground

The scope of work in this report does not include the BGM Underground Mine, currently in operation. However, tails from the plant currently processing the BGM Underground Mine mineralization will be processed at the Buffelsfontein recovery plant and are included in the life of mine plan and cashflow analysis for the Buffelsfontein tailings recovery project. Therefore, the underground resources are briefly discussed here with a view towards sustainability of the plant feed in terms of tailings from the BGM Underground Mine. Over the Project life, the BGM plant is expected to produce some 15 million tonnes of tailings (Minxcon). From these tailings the Project will generate 3.17 million tonnes of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery.

The underground mineral resources were estimated by Geologix MRC (Proprietary) Ltd. ("**Geologix**") and audited by Minxcon, both independent South African geology and mining consulting companies. Scott Wilson RPA visited the surface facilities and the underground operation, and conducted a desktop review of the Geologix and Minxcon reports. The reports indicate that the database, methodology, and classification criteria are appropriate for the type of mineralization.

The following is a table summary of the estimated mineral resources at the BGM Underground Mine (as at April 2006). While the gold resources of the BGM Underground Mine are for the account of BGM, First Uranium is entitled to process and extract the tailings from the BGM Underground Mine pursuant to the Buffelsfontein Tailings and Rights Agreement. The BGM Underground Mine material will account for 10% of the uranium circuit feed tonnage and 12% of the uranium feed. The gold in the BGM Underground Mine material accounts for approximately 1.7% of the Project gold feed.

BGM UNDERGROUND MINE MINERAL RESOURCES - APRIL 2006
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured	22,700	10.3	0.019	7,533	9,720
Indicated	13,450	8.7	0.019	3,764	5,510
Total Meas + Indic	36,150	9.7	0.019	11,298	15,230
Inferred	11,400	8.5	-	3,095	-

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources were estimated at a cutoff grade of 2.0 g/t Au
3. A minimum width of 1.3 m was used in the Buffelsfontein and 1.2 m in the Hartebeestfontein underground mines respectively.
4. No metallurgical test work was completed by Simmers or First Uranium. Based on historical data depicting the flotation of underground ore, it is assumed that 20% to 22% weight recovery to a flotation concentrate will yield 50% U_3O_8 recovery into a concentrate with a grade of 270 g/t U_3O_8.
5. The gold resources of the BGM Underground Mine are for the account of BGM. First Uranium will process & extract the tailings from the BGM Underground Mine.
6. Columns and rows may not total exactly due to rounding.
7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineralization transacted by a sampled raise was classified as mineral resources. Greater than 95% of the database for the mineral resource estimate was underground channel, the remainder being grade control diamond drilling. Mineral resource estimates used a minimum width of 1.3 m in the BGM Underground Mine and 1.2 m in the Hartebeesfontein underground mine. Mineral resources were reported at a 2.0 g/t Au cutoff grade. Indicated resources were based on diamond drilling on irregular intervals. Inferred resources are currently under water as well as 5% of the highly faulted areas that would otherwise be classified as indicated resources.

Surface

The surface mineral resources comprise 15 tailings dams containing approximately 363 million tonnes on the property as a result of processing mineralization from the Buffelsfontein underground mine and the Hartebeesfontein underground mine. The tonnage is based on the last report submitted to the DME and was certified by a government certified surveyor. The grade for approximately 80% of the mineral resources was estimated by Jim Fisher and Associates (Fisher 2005), then an independent consulting company. The estimate in respect of the MWS dams was completed by GijimaAST, an independent South African consulting company. The results were audited by Minxcon. Scott Wilson RPA concurred that the database is adequate and the methodology is appropriate for the type of mineralization. The mineral resources contained in the Buffelsfontein tailings dams are summarized in the table below.

MINERAL RESOURCES - TAILINGS DAMS – MAY 2007
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

	Tonnes (t 000's)	Gold Grade (g/t)	U_3O_8 Grade (%)	Cont. Gold (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured					
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Sub-Tot Meas	**69,480**	**0.38**	**0.0097**	**838**	**14,901**
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS No. 2	2,600	0.45	0.0080	38	458
MWS No. 4 Below 12m	14,423	0.29	0.0140	134	4,450
Sub-Tot Indic	228,560	0.29	0.0065	2,106	32,741
Total Meas + Indic	**298,040**	**0.31**	**0.0073**	**2,944**	**47,642**
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties - Flanagan	43	0.80	0.0229	1	22
Harties - Ellaton	1,500	0.52	0.0087	25	288
Harties - NKGE	680	0.41	0.0158	9	237
MWS No. 5	60,700	0.29	0.0093	566	12,442
Total Inferred	**64,663**	**0.30**	**0.0098**	**631**	**13,920**

Notes:

1. CIM definitions were followed for mineral resources.
2. A zero grade cut-off grade was used.
3. Columns and rows may not total exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. The MWS mineral resource estimate reflects the completion of the MWS Aacquisition by First Uranium.
7. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE are proposed to be acquired by First Uranium from BGM pursuant to an amendment to the Buffelsfontein Tailings and Rights Agreement

Mineral Reserves

There are currently no mineral reserves as defined by NI 43-101. First Uranium plans to upgrade the inferred mineral resources to at least indicated mineral resources by conducting additional verification drilling. First Uranium also plans to conduct further metallurgical testwork and capital and operating cost estimates to pre-feasibility accuracy and thereby convert the measured and indicated mineral resources to proven and probable mineral reserves. The estimated date for completion of the foregoing work is the end of July 2007.

Mining Operations

With the increase in the price of uranium, an opportunity was identified in the BGM Underground Mine tailings where gold and uranium ore has only been processed for the recovery of gold over a period of years and uranium has been directed to tailings. The Buffelsfontein Tailings Recovery Project will start with gold production from reprocessed tailings on the MWS and Buffelsfontein sites using the existing MWS gold recovery plant. The MWS plant will be modified, expanded and augmented with a uranium recovery plant. The operation will then expand to be a tailings recovery/reprocessing operation recovering gold and uranium from the existing tailings dams. The uranium plant tonnage will consist 90% of material from tailings dams being reprocessed and 10% from the operating BGM gold plant tailings.

The existing tailings dams will be recovered using hydraulic cannons and delivered to the treatment plant by pipeline. Additionally, a uranium flotation concentrate will be generated from the BGM plant tailings and brought to the Project by pipeline for uranium recovery before being sent to tailings impoundments. The BGM Underground Mine material will account for 10% of the uranium circuit feed tonnage and 12% of the uranium feed. The gold in the BGM Underground Mine material accounts for approximately 1.7% of the Project gold feed. The combined slurries will be processed for the recovery of uranium into yellowcake and gold into doré.

The Project is planned to start as the 600,000 tpm gold recovery operation (the existing MWS plant) and expand over a three year period to where it will recover 1.8 million tpm of tailings and will produce gold and uranium. The Project has a forecast life of 16 years. With the purchase of MWS, the Project will be producing gold immediately and the construction will be done at the MWS site rather than on the BGM site as previously proposed.

The life of mine plan excludes approximately 60 million tonnes of inferred mineral resources in the MWS No. 5 dam. First Uranium plans to undertake the necessary drilling, metallurgical studies, and economic analyses to upgrade the resource classification, thereby possibly extending the life of the Buffelsfontein Tailings Recovery Project by approximately three years.

The tailings slurry from the tailings dam recovery will be processed by floating a uranium concentrate containing the uranium to be recovered and then cyanide leaching of the flotation tails for gold recovery. The uranium will be recovered by pressure leaching followed by precipitation. Finally, the uranium process residues will be neutralized and leached with cyanide for recovery of gold. The acid leaching of the uranium also frees additional gold for subsequent recovery by cyanidation.

Tailings from the process will initially be deposited in the existing permitted MWS tailings dam and then into a new tailings dam that will be built with final slopes appropriate for final closure. In this manner, the Project is planned to achieve two objectives:

- Recovery of uranium and gold.
- Resloping of tailings dams for final closure.

The tailings will be recovered using high pressure water cannons with 4 inch and 6 inch nozzles. The pulp will be screened to remove trash and coarse material at the dam. The screened slurry will then be pumped to the plant. Most of the water required for the process will be used at this stage.

All of the resources of the combined MWS/Buffelsfontein Tailings Recovery Project will be recovered and processed except for the MWS No. 4 and MWS No. 5 dams. In the MWS No. 4 dam, the upper 12 m of the dam has been sampled and identified as having too low a grade for recovery and treatment. Therefore, on this dam the plan is to remove the top 12 m hydraulically and move the material to a tailings storage area. The bottom portion of the dam will then be available for recovery and treatment. The MWS No. 5 dam is a large lower grade inferred resource which is not included in the current mining plan but was examined to determine its potential impact on the project economics.

The production for each of the tailings dams is assumed to be the same as the resource grade, except for the MWS No. 4 dam where the top will be removed as waste before processing the balance of the resource. In this case the production grade was reduced by assuming that there will be 10% dilution by material from the lower grade upper portion of the pile and 90% extraction of the lower portion of the dam.

The preproduction work for recovery of the Buffelsfontein tailings involves the setup and installation of piping to feed the MWS plant to augment production from the MWS dams with material from the Buffelsfontein dams. The

LOM plan covers a 16-year production life. The production schedule commences in the larger higher grade tailings dams and generally moves to lower grade smaller dams over time.

The production schedule includes 302 million tonnes. As the tailings are located in 15 separate dams, there will be a number of moves and setups. In fact, in years 3 to 6, the recovery operations will be from four, two, two and three sources, respectively. This may incur additional costs for the setup and teardown of the recovery equipment at each location. It will not be practical to simply reuse all the materials as the production forecast remains constant despite the multiple mill feed locations in a number of years.

In addition to the recovered tailings, there is a tailings stream from the BGM Underground Mine gold plant that will be taken to the tailings recovery plant and treated for the recovery of uranium and gold. The BGM Underground Mine operates at about 90,000 tpm from a number of shafts. The ore is leached for gold recovery, but there is no longer a uranium recovery circuit at the facility. Therefore, the uranium goes to tails. Over the Project life, the BGM plant is planned to produce some 18 million tonnes of tailings (Minxcon). From these tailings the Project will generate 3.4 million tonnes of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery.

Scott Wilson RPA recommended that First Uranium focus on expediting the construction of the pipeline from the Buffelsfontein dams to the MWS plant site to add extra feed sources as the MWS No. 2 resource is diminishing. Scott Wilson RPA also recommended that First Uranium review the production schedule with more consideration given to the problems of maintaining a high production rate from some of the smaller feed sources.

Mineral Processing

The proposed process is based on the preliminary test work conducted to determine the viability of the process, but not to optimize the process. Test work to confirm the design criteria continues. Initial gold recovery will be from the continued operation of the existing MWS plant which has a production record over the past three years. Engineering work will focus upon expansion of the MWS gold plant to 40,000 tpd and design and construction of a uranium recovery plant with an initial capacity of 4,400 tpd (1.6 M tpa). Both plants will subsequently be expanded to 60,000 tpd for the gold plant and 6,600 tpd for the uranium plant.

In late 2006, K'Enyuka undertook an options study to establish the optimal process plant technology and costs for the recovery of uranium. Metallicon Process Consulting (Pty) Ltd. (Metallicon) assisted K'Enyuka in aspects of the work and provided a summary of the results to First Uranium.

The study was focused on the uranium plant and considered a number of process options for leaching, solid-liquid separation, and uranium extraction. No uranium precipitation options were considered. Capital costs for the common portions of the work were determined from detailed costing of major equipment and factored cost estimates for structural, civil electrical, instrumentation, plate work, and piping. Operating costs were considered for each of the options using a number of parameters such as reagents, labour, maintenance, power, and water. The maintenance cost was calculated as a percentage of the capital cost for each option.

The options were then compared on the basis of the capital and operating costs, technical aspects, and the results of a risk analysis workshop. The risk analysis workshop focused on safety, health, environment, technical aspects, capital costs, and operating costs.

There were 10 flow sheet options generated for Buffelsfontein, essentially representing five flow sheet options with a pressure leach versus atmospheric leach for each scenario. The solid liquid separation choices were filter versus counter current decantation. Two ion exchange technologies were considered in the flow sheets and both are available in a continuous ion exchange configuration.

The preferred option for the Buffelsfontein operation was pressure leaching with counter current decantation and NIMCIX/solvent extraction technology.

The proposed plan at the Buffelsfontein Tailings Recovery Project is to mine tailings using high pressure water cannons. The slurry is screened at the reclamation site to remove tramp material and pumped to the plant. The MWS plant is set up for flotation of a pyrite concentrate from the +75 micron feed, the concentrate is milled and then leached with the flotation tailings in a CIL circuit. Gold is stripped from the carbon and recovered by electrowinning and refining. When the gold plant expansion and uranium plant are commissioned, the uranium will be concentrated using flotation. The test work shows that a higher mass pull than initially expected is required to achieve a reasonable recovery. The preliminary results of the further test work indicate that the recovery is more a result of mass pull rather than concentration. The cost of this step is included in the CIL cost but is based on a smaller tonnage.

The uranium concentrate will be pressure leached. This will liberate the gold and produce sulphuric acid and ferric iron required by the uranium leach. The expected sulphur grades and interim results of pressure leach tests indicate a net acid gain of ~80 kg/t. The initial mineralogical examination showed that the uranium is predominantly in brannerite. Brannerite is a more refractory uranium mineral, suggesting that the leach will need higher temperatures, time, or pressures to reach satisfactory recoveries. The diagnostic leach, as well as the further tests currently being undertaken, has indicated that the sulphides are successfully oxidized, which is paramount in terms of going forward. The uranium leach tests indicate a 90% uranium leach recovery is feasible.

The uranium bearing solution (pregnant solution) will be separated from the solids, and the solids washed with raffinate from the ion exchange circuit, by counter current decantation. The uranium flotation tail will need to be thickened to meet the CIL relative density of 1.45. The uranium from the current gold plant will be recovered by flotation. The same recovery has been used as the tailings, though historical test work has shown that better results on underground ore is possible. The current underground mine resources and mine plans indicate 90,000 tpm of underground ore at 120 g/t U_3O_8. Test work is underway to determine these recoveries. For this report, it was assumed that 20,000 tpm of concentrate grading 270 g/t U_3O_8 would be produced and sent to the First Uranium plant for processing. The uranium in the pregnant liquor will be extracted using ion exchange in a series of fluidized beds using a NIMCIX column. The ion exchange resin will be eluted and the elute purified in a conventional alamine solvent extraction circuit, producing ammonium diurinate as slurry.

The pH of the pulp will need to be raised ahead of the CIL circuit to protect the cyanide. The acidic uranium plant residue will be mixed with the uranium flotation tail. There will be some neutralization and some gold will be liberated as a result. The diagnostic leach suggests that 20.49% of the contained gold was associated with HCl digestible minerals and 1.76% was found to be associated with carbonaceous constituents. In the analysis, half of this additional gold recovery has been accounted for. The lime consumption attributed in the operating cost estimate may be lower than expected since the uranium plant used the gold plant tails to assist neutralization. This circuit can be expected to provide a similar effect.

The neutralized material is then fed to a CIL plant where the gold is leached with cyanide and recovered onto carbon. The diagnostic leach is the basis for the gold recovery. There are three feed routes that will differently impact on the gold recovery. Considering the individual process route recoveries and tonnages, an overall recovery of 68% is expected. CIL leach test on the uranium plant residue confirms the diagnostic leach result.

The carbon is then eluted, regenerated, and returned to the CIL circuit. The gold is electrowon from the eluate and melted to produce doré bullion for onward refining at the rand refinery. The residue from the CIL plant is then redeposited in an impoundment that has been designed to meet the closure conditions and with acceptable side slopes. In addition, the sulphur in the tailings will be predominantly fixed as calcium sulphate and will reduce the acid drainage risk.

Environmental Considerations

The permits required for mining operation are:

- Mining Right from the South African Department of Minerals and Energy (DME)
- Water Licence from the South African Department of Water Affairs and Forestry
- Certificate of Registration (CoR) for uranium processing from the South African National Nuclear Regulator

As noted above, BGM has an old order mining right to mine the area occupied by the BGM Underground Mine and the Hartebeestfontein Gold Mine (ML. 4/2001). BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, that includes retreatment of the tailings dams. In connection with the Buffelsfontein Conversion Application, which is being made as part of an effort to obtain and transfer to First Uranium (indirectly) the necessary mining rights in order to carry out the Project and in part in response to the requirement that BGM faces to convert its old order mining rights to new order mining rights by 2009 in line with Mineral and Petroleum Resources Development Act (Act 28 of 2002). This will require resubmission of the Environmental Management Plan. The conditions set out by the DME for this conversion are currently met by the mine.

BGM has been issued a Certificate of Registration (Ref No COR 182B001) in respect of its existing mining operations.

Tailings Management

Tailings from the MWS plant are produced at a rate of 600,000 tpm and are deposited on the No. 5 tailings dam to the north of the N12 Highway. The current height of the tailings dam is approximately 22 metre and has a top surface area of approximately 149 ha. GCS (Pty) Ltd. (GCS) provided the following assessment of the tailings deposition strategy and the options for future deposition in their review of the MWS operations.

The rate of rise of the tailings dam is currently at 3.3 metre per year and it has been operated at a high rate of rise for the past three years. The accepted save rate of rise for gold tailings dams constructed by means of the Ring-Dike (day wall paddocks) system is between 1.8 m to 2.0 m per year.

According to Fraser Alexander, the tailings dam can be safely operated for the remaining life of the MWS re-mining operations and should then be decommissioned for a period to allow the phreatic surface to normalize.

The following upgrades were done to the Tailings Storage Facility (TSF) in 2003 prior to the tailings deposition from MWS:

- A floating penstock was installed and the old penstock line was sealed, and
- The existing tailings ring feed was upgraded.

The TSF was constructed over an area underlain by very shallow dolomite (soil cover estimated to be between 0 m and 2 m) and no underdrains were installed. High volumes of groundwater seepage are visible on surface at the south and southeast of the TSF between the toe of the TSF and the evaporation dam. The seepage is diverted in a canal towards the Koekemoerspruit.

It is the opinion of GCS, from experience in the area, that the main source of the seepage is the TSF and that the evaporation dam also contributes towards the seepage. The seepage point is at the topographical low of the TSF and also in the area where the supernatant pool is located. The tailings dam has been operated at a high rate of rise that prevents the tailings to consolidate optimally, i.e., increases interstitial water volumes and seepage potential. The thin soil layer overlaying the dolomite rock acts as a preferential flow path in the horizontal direction.

The return water from the TSF is normally diverted directly to the monitoring operation. The option exists to divert return water to the evaporation dam. The water volume returned from the TSF to the process is approximately 20% of the slurry water deposited on the TSF. With better monitoring and management, the return water volume could definitely be increased.

The most recent tailings management reviews were based upon the planned re-mining of some 200 million tonnes of tailings from the existing Harties and Buffels tailings dams for the extraction of uranium and gold. This was based on operations at rates of 600 tpm to 1,200 tpm. At 1.2 million tpm, an estimated top surface area of 515 ha and a footprint area of 586 ha is required for a final rate of rise of 2 m/year and overall side slopes of 1:3 (v:h). The current plan is to grow to 1.8 tpm, so that an even larger surface area will be required. Four areas were considered by CGS for Simmers in the development of TSF options for the re-mining project. Neither First Uranium nor Simmers owns any of the properties considered. There appears to be sufficient space in the Project area for the deposition of tailings at a rate of 1.8 million tpm but the deposition is likely to involve the use of a number of areas to avoid very high rates of rise of the impoundments. Scott Wilson RPA noted that the work to date on the selection and development of tailings deposition areas is preliminary and that more detailed site assessment is required along with selection and acquisition of the best areas followed by permitting of the necessary TSF.

Reclamation Costs and Funding

Under the Buffelsfontein Tailings and Rights Agreement with BGM, First Uranium will be responsible for the reclamation costs for the surface areas of the BGM operation. BGM has not generated a complete review of the cost of the surface reclamation and First Uranium has included a reclamation cost allowance of approximately $675,000 per year but should confirm that this sum is in fact sufficient.

The Chemwes Rehabilitation Trust has been established in terms of the guidelines given in Government Gazette No. 24134 of December 6, 2002. The trust is between the company as the founder and the beneficiary as Chemwes. The documentation for the trust is all in place and three trustees have been appointed.

An amount of approximately $1.4 million is in place, but this is less than the estimated rehabilitation obligation of approximately $4.9 million. Furthermore, the salvage value of the MWS plant has been estimated by K'Enyuka for GCS as $6.2 million. The DME has agreed to the shortfall being funded over a two year period. However, ongoing rehabilitation is being paid out of working costs, so that the shortfall is diminishing month by month. The net impact of the closure costs is estimated to be a cash contribution over the next two years of $3.5 million to bring the trust up to $5 million. Then, at the end of the mine life, there would be an expenditure of $5 million for closure offset by funds from the trust and revenue of $6.2 million for salvage value.

The closure plan has been approved by the DME and is progressing well with the majority of the Chemwes/MWS freehold being rehabilitated. The outstanding areas are the plant, tailings dams, shaft area, and married quarters. Work is in progress on all of these areas at the moment.

Capital and Operating Cost Estimates

Pre-Production Capital

The capital cost estimates for slimes recovery at the Buffelsfontein Tailings Recovery Project are in large part based on order of magnitude estimates and scaled order of magnitude estimates. The capital cost estimate is summarized in the following table.

CAPITAL EXPENDITURE FORECAST
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

		2007	**2008**	**2009**	**Total**
Monitor Stations & Pipelines		3.6	3.6	3.6	10.9
Gold Plant		8.1	21.6	13.5	43.2
New tailings dam		4.1	4.1	-	8.1
Uranium plant		13.1	33.8	12.2	59.1
Subtotal		28.9	63.1	29.3	121.4
MWS plant capex		1.6	-	-	1.6
Reclamation Fund		1.7	1.7		3.4
Total		32.2	64.8	29.3	126.4
Contingency	20%	6.1	12.6	5.9	24.6
Grand Total		**38.3**	**77.4**	**35.2**	**151.0**

Fraser Alexander Tailings, the contractor reclaiming tailings at Chemwes provided a quotation for the recovery of the Buffelsfontein No. 2 tailings dam at a rate of 250,000 tpm. The capital cost for this operation was estimated to be US$865,000 for the recovery works. Given that the planned operation is eight times larger and the capital allowance is 11 times larger, the capital cost is considered appropriate. As the project advances, however, a more detailed cost schedule and estimate will be prepared including consideration of the different setups for the nine separate dams.

The previous gold plant cost estimate was scaled from a smaller gold plant cost estimate. The previous capital cost was estimated to be $62.2 million for a 60,000 tpd plant. With the acquisition of the MWS plant, the capital cost for the gold plant has been reduced to $43.2 million as the existing plant will be used and has a capacity of 20,000 tpd. A contingency of 20% was used in addition to this capital cost.

The $52.3 million estimate by K'Enyuka for the 200,000 tpm uranium plant is a scaled estimate from an order of magnitude estimate. K'Enyuka appears to have used a scaling factor of 1.62 for the doubling of the plant size, which compares to a factor of 1.52 using the 6/10s rule. Based on the K'Enyuka estimate of $36.4 million (before contingency), the estimated capital cost for the 200,000 tpm uranium plant was $59.1 million. For this analysis, a capital cost of $59.1 million plus $11.8 million in contingency (20%) has been used.

There are additional capital allowances of $8.1 million for the new tailings storage facility and $1.6 million in ongoing capital needs identified by MWS. A 20% contingency was added to the capital in the economic analysis.

Capital cost allowances for the reclamation trust fund were included for years 1 and 2 and then a salvage value was recovered in the final site reclamation.

The preproduction capital of $151 million will be expended over a period of just over two years. An estimate of the spending by quarters is included in the table below. Years are taken as ending in March of each year such that Q4 2007 ends at March 31, 2008.

CAPITAL SPENDING BY QUARTER



Capital Spending ($ millions)
25
20
15
10
5
0
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Date

Pre-production Capital Spending by Quarter

Sustaining Capital

A reclamation allowance of $675,000 per year is included in the cash flow for a total of $9.5 million. With new plants, there should not be a large sustaining capital requirement. Future planning should include consideration of the cost of the setups for the different tailings areas to ensure that sufficient provisions are in place.

Operating Costs

The forecast operating costs are $2.55 per tonne milled. Operating costs for the gold plant were estimated from the currently operating Chemwes plant (on the Stilfontein tailings recovery). Gold plants are per tonne milled which includes all of the tonnage recovered plus the material from the BGM operation. The gold plant operating costs include a provision for the extra cost of removing the lower grade, upper portion of the MWS No. 4 dam.

The uranium plant operating costs were generated from 1997 operating cost data for a 50,000 tpm plant, escalated to mid-2006 costs and then scaled up to a 100,000 tpm operation. The costs were determined to be $260,000 per month plus $7.62 per tonne milled. This gives an estimated uranium plant operating cost of $1.28 for fixed costs and a total of $8.90 per tonne for the 200,000 tpm operation.

As a result of the process selection study, there was a significant operating cost reduction identified. The operating costs were estimated to be reduced by $360,000 per month ($3.02/tonne of uranium plant feed) for the preferred pressure leaching option. Scott Wilson RPA recommended an additional $0.68/tonne maintenance cost allowance in light of the conditions expected in the pressure leach circuit, for a net reduction in the operating cost of $2.34/tonne. The unit costs in this section are based on the uranium processing plant feed tonnage.

Manpower

A manpower list has not been developed for this initial technical evaluation, however, the manpower requirements are not expected to be large when compared to an underground mining operation. The Chemwes plant employs some 90 persons in the tailings recovery and 128 in the plant for a 20,000 tpd operation. Therefore, the larger planned operation (60,000 tpd) together with the uranium plant, which is not present at Chemwes, would be expected to have in the order of 240 people at the tailings dams, 160 in the gold plant, and 100 in the uranium plant for a total of approximately 500 people.

Project Schedule

The following chart depicts estimated start-up milestones of the Buffelsfontein Tailings Recovery Project:

START-UP MILESTONES
First Uranium Corporation - Buffelsfontein Project



2007
2008
2009
2010
Optimization Testwork
Final Design, Engineering & Permitting
$3 M
Rehabilitation Trust Fund
$1.7 M
$1.7 M
Construction
MWS Plant Capital
$1.6 M
New Tailings Dam
$8.1 M
Mining Equipment & Pipelines
$3.7 M
$3.7 M
$3.6M
Gold Module 2 and Uranium Modules 1&2
$58 M
Gold & Uranium Module 3
$41.8 M
Contingency
$6.1 M
$12.0 M
$5.0 M
Production
20,000 tpd
40,000 tpd
60,000 tpd

Independent Economic Analysis

Scott Wilson RPA carried out an independent economic analysis on the Buffelsfontein Tailings Recovery Project based on the following assumptions:

- Nominal initial capacity of 20,000 tpd and rising to 60,000 tpd (21.6 million tpa) of reclaimed mine tailings.
- Mill recovery of gold increasing to 68% based upon Mintek leach tests and U_3O_8 recovery of 27% based upon 30% recovery to a flotation concentrate and 90% recovery from the leach concentrate.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.40.
- Metal price: US$500 per ounce gold and $50.00 per pound U_3O_8.
- Revenue is recognized at the time of production.
- Gold production will commence effective April 1, 2007 (due to completion of MWS Acquisition).
- Mine life: 16 years.
- Life of Mine production plan as summarized in the Buffelsfontein Technical Report.
- Preproduction capital totals $151 million including 20% contingency.
- Salvage value of $6.2 million taken at end of mine life.
- Average operating cost over the mine life is $2.55 per tonne milled.

Considering the Buffelsfontein Tailings Recovery Project on a stand-alone basis, the undiscounted after-tax cash flow totals $580 million over the mine life, and simple payback occurs at approximately 3.2 years. The life of mine production is 2.1 million ounces of gold as dore and 14.7 million pounds of U_3O_8 in yellowcake.

The NPV of the Buffelsfontein Tailings Recovery Project at an 8% discount rate has been calculated to be $295 million and the IRR is 69%.

The Total Cash Cost is US$19 per ounce of gold including a credit of $359/oz for U_3O_8 revenue. The mine life capital and royalty unit cost is US$84 per ounce, for a Total Production Cost of US$103 per ounce of gold. Average annual production during operation is 128,000 ounces of gold and 922,000 pounds of U_3O_8.

Considering the production as co-products and splitting the costs in proportion to the revenue from each of products, the gold cost is $220/oz operating plus $49/oz capital for a total of $269/oz and the U_3O_8 cost is $22.05/lb operating and $4.90/lb capital for a total of $26.95/lb U_3O_8.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.

Cash flow sensitivities were calculated, as disclosed below, based on (i) metal prices, recovery and head grade (gold and uranium), (ii) operating costs, (iii) pre-production capital costs, and (iv) currency exchange rates. IRR sensitivity over the base case has been calculated for -30% to +30% variations, except for the U_3O_8 prices that includes a range from -37.5% to +37.5%. The Buffelsfontein Tailings Recovery Project is most sensitive to gold grade/price/recovery followed by the exchange rate, uranium price/grade/recovery, operating cost, and finally the Project is least sensitive to variations in the capital costs. The sensitivities are shown below.

The change in the uranium price assumption, increasing from $40.00 per pound up to $50.00 per pound resulted in an increase in the IRR from 57% to 69% and increased the 8% NPV from $237 million to $295 million.

A case with the MWS No. 5 inferred resource included in the production plan but with a lower gold recovery reflecting the potential problems in some lower grade areas added almost three years to the project life, had an IRR of 68% and an 8% NPV of $335 million.

SENSITIVITY ANALYSIS
First Uranium Corporation - Buffelsfontein Tailings Recovery Project

Sensitivity to Gold Price

Au Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
350	$367	$231	$211	$193	$177	$163	$149
400	$438	$279	$256	$235	$216	$199	$184
450	$509	$327	$301	$277	$256	$236	$218
500	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
550	$650	$423	$391	$361	$334	$309	$287
600	$722	$472	$435	$403	$373	$346	$322
650	$793	$520	$480	$445	$412	$383	$356

Sensitivity to Direct Operating Cost

Oper Cost ($/t)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
1.74	$742	$483	$445	$412	$381	$353	$328
1.98	$688	$447	$412	$381	$352	$326	$303
2.23	$634	$411	$379	$350	$324	$300	$278
2.48	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
2.73	$525	$339	$313	$288	$266	$246	$228
2.98	$471	$304	$279	$257	$237	$219	$202
3.22	$417	$268	$246	$226	$209	$192	$177

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
101	$608	$403	$373	$346	$322	$299	$279
116	$598	$394	$364	$337	$313	$290	$270
130	$589	$384	$355	$328	$304	$282	$261
145	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
159	$570	$366	$337	$310	$286	$264	$244
174	$561	$357	$328	$301	$277	$255	$235
188	$552	$348	$319	$292	$268	$246	$226

Sensitivity to Uranium Price

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
31	$385	$243	$222	$204	$187	$171	$157
38	$450	$287	$263	$242	$223	$205	$189
44	$515	$331	$305	$281	$259	$239	$221
50	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
56	$644	$419	$387	$357	$331	$306	$284
63	$709	$464	$428	$396	$367	$340	$316
69	$775	$508	$469	$434	$403	$374	$348

Sensitivity to Exchange Rate

Exchange ZAR:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
5.18	$303	$179	$162	$145	$131	$117	$105
5.92	$417	$261	$238	$218	$199	$182	$167
6.66	$507	$324	$298	$274	$252	$232	$214
7.40	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
8.14	$639	$417	$385	$356	$330	$306	$284
8.88	$689	$452	$418	$387	$359	$333	$310
9.62	$731	$482	$446	$413	$383	$357	$332

SOUTH AFRICA

The following is a summary of the South African legal and regulatory environment in which the Corporation operates.

Overview

The Republic of South Africa is an industrialized, democratic republic that covers 1,233,021 km2. It is situated on the southernmost tip of Africa and bordered by the ocean and by the countries of Botswana, Lesotho, Mozambique, Namibia, Swaziland and Zimbabwe. South Africa's population is estimated at approximately 47.4 million people. There are eleven official languages in South Africa with English, Afrikaans, Xhosa, Zulu and Sotho being the most widely spoken. Business in South Africa is conducted mainly in English.

South Africa is a middle-income, market economy with an abundant supply of natural resources as well as an advanced financial, legal, communications, energy, and transport infrastructure. South Africa's major industries consist of mining, agriculture, tourism, automobile assembly, metal working, machinery, textile, iron and steel, chemicals, fertilizer and foodstuffs. South Africa is the world's largest producer of platinum, gold and chromium and is a major producer of diamonds, manganese, coal and iron ore. South Africa has an unemployment rate that is higher than other developing nations and the economy is affected by a high crime rate and high HIV infection rates. South Africa's gross domestic product in 2005 was approximately US$237 billion.

With effect from February 4, 1997, South Africa adopted a new constitution, the Constitution of the Republic of South Africa, 1996 (the "**Constitution**"). The Constitution, inter alia, provides for a common citizenship for all South Africans, the creation of a sovereign and democratic constitutional state, nine provinces with defined legislative and executive powers, an independent judiciary that includes a constitutional court, a supreme court of appeal and high courts in the various provinces. The Constitution places an obligation on the South African government to take legislative and other measures to achieve land, water and related reform in order to redress the result of past racial discrimination and to implement a procurement policy providing for categories of preference in the allocation of contracts (for government procurement) and protection or advancements of persons disadvantaged by unfair discrimination. As a result of these obligations of the government, and generally in an effort to provide previously disadvantaged individuals with access to property, business opportunities and other benefits generated by the South African economy, the government has embarked on a process of implementing a number of statutes aimed specifically at the advancement of previously disadvantaged individuals and communities.

During 2000 the first of a number of statutes aimed at implementing the obligations placed on the government under the provisions of the Constitution, was promulgated in the form of the Preferential Procurement Policy Framework Act, 2000 (the "**PPA**"). This was followed in 2002 by the Mineral and Petroleum Resources Development Act, 2002 (the "**MPRDA**") and the Broad-Based Black Economic Empowerment Act, 2003 (the "**BEE Act**"). Following the promulgation of the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "**Mining Charter**") was published under the provisions of Section 100(2)(a) of the MPRDA. Further, a number of draft BEE Codes of Good Practice on Broad Based Black Economic Empowerment (the "**Codes**") have been published for comment since 2004 under Section 9 of the BEE Act. At present the final Codes have been tabled to Cabinet and are expected to be gazetted in the next few months.

South African Mining Law

Introduction and Historical Perspective.

Until April 30, 2004 the right to prospect and mine for minerals was primarily regulated by the Minerals Act, No. 50 of 1991 (the "**Minerals Act**"). The Minerals Act vested the right to mine a particular mineral in the holder of the mineral rights in respect of the relevant mineral in relation to the land in question. The MPRDA became law on May 1, 2004 and replaced the Minerals Act. The MPRDA regulates the prospecting for, and optimal exploitation, processing and utilisation of minerals, provides for safety and health in the mining industry, and controls the rehabilitation of land disturbed by exploration and mining.

Mineral and Mining Rights

The MPRDA provides that South Africa's mineral and petroleum resources are the common heritage of all the people of South Africa and that the State is the custodian thereof for the benefit of all South Africans. Owing to the change brought about by the new system provision had to be made for a transition from the old regime, in which the role of the State was regulatory in nature, and in which the right to prospect and mine vested in the holder of the mineral rights, to the new regime which provides for the State to grant prospecting and mining rights. The MPRDA contains transitional provisions that provide for the preservation and validity of certain old order rights that were in force immediately before the MPRDA came into effect, for limited periods after the commencement of the MPRDA.

In terms of the transitional arrangements an old order mining right in force and in use at the date of introduction of the MPRDA remains valid, subject to the terms and conditions under which it was granted or issued or was deemed to have been granted or issued, for a period not exceeding five years after May 1, 2004. Within that period, the holder of that right has a preferential right to convert the old order right to a new order right if certain criteria are met which include (i) having conducted mining operations in respect of the right immediately before May 1, 2004, (ii) an indication that such mining operations will continue to be conducted upon conversion, (iii) having an approved environmental management programme, and (iv) having lodged a list of prescribed documents and information.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures and to ensure that unexploited mining rights are exploited by applying the "use it or lose it" principal which has been accepted and applied in many developed countries.

Complying with the BEE targets set by the South African government is now a prerequisite for being granted prospecting and mining rights. Old order mining rights cease to exist if application is not made to convert the existing old order right to a new order right within the specified time period. Applications to convert old order mining rights into new order rights must be lodged by April 30, 2009 or before the expiry of the old order right, whichever is the earlier.

Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

- substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation's mineral and petroleum resources; and
- promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter and the scorecard relating thereto requires, HDSA participation in management at both junior and senior level and an ownership or equity participation by HDSAs at a minimum of 15% (fifteen percent) by 2009 and 26% (twenty-six percent) by 2014.

The policy of the DME has been to apply the terms of the Mining Charter to applications for conversions and new prospecting and mining rights such that no rights are granted unless 26% (twenty-six percent) of the shareholding interest or equity in the applicant is held by HDSAs.

Duration

A mining right is valid for a period specified in the right, which period may not exceed 30 years. A mining right may be renewed for further periods, each of which may not exceed 30 years.

Environmental Management

Applicants for a mining right are required to conduct an environmental impact assessment and submit an environmental management programme. Mining rights will only become effective after the environmental management programme has been approved by the regional manager of the DME.

The holder of a prospecting right or a mining right remains responsible for any environmental liability, pollution or ecological degradation, and the management thereof, until the Minister has issued a closure certificate to the holder concerned. Requirements for making financial provision for the remediation of environmental damage as well as for the issuing of a closure certificate are set out in the MPRDA and include the requirement that financial provision must be in place before the approval of the environmental management programme is issued.

The Mineral and Petroleum Resources Royalty Bill

The Mineral and Petroleum Resources Royalty Bill was introduced by the South African government in March 2003. It proposed that mining companies pay royalties on turnover of between 1% and 8%. This provoked protest from the industry and the Bill has since been revised. The second version of the Bill has recently been released and provides for a royalty rate of 1.5% on yellowcake and 1.5% on refined gold, which royalties are tax deductible. The Bill will be open for comment until January 31, 2007. It is anticipated that royalties to the South African government will not become payable until May 1, 2009. The provisions of any legislation resulting from the Bill and the effect of such legislation remains uncertain.

Occupational Health and Safety Regulation of the Mining Industry

Occupational health and safety of all employees in the mining industry is governed by the Mine Health and Safety Act of 1996 (the "**MHS Act**"). The MHS Act sets out in detail the steps that employers must take to identify, assess, record and control health and safety hazards on the mine. The MPRDA entrenches basic worker rights, notably the right of workers to participate in health and safety issues, the right to receive health and safety information, the right to training and the right to withdraw from the workplace in the face of danger.

Nuclear Energy Act and the National Nuclear Regulator Act

The responsibilities for the implementation and application of agreements and protocols in support of the Nuclear Non-Proliferation Treaty is the function of the Nuclear Energy Corporation Limited ("**NECL**"), a public company wholly owned by the State. The functions of the NECL include regulating the acquisition and possession of nuclear fuel, nuclear material and certain related nuclear equipment, the importation and export of nuclear fuel and the discarding of radioactive waste.

The regulation of all nuclear activities including the protection of people, property and the environment against nuclear damage is the function of the National Nuclear Regulator which body is responsible for all of the regulatory requirements applicable to the nuclear industry.

In order for a mine to produce and treat ore with a uranium content, it is required to obtain a Certificate of Registration from the National Nuclear Regulator, and depending upon the type of activities it then engages in, it is required to compile plans, programmes and reports for managing safety in the proposed actions. Once these plans are approved then the Certificate is issued.

South Africa Employment Legislation

Since 1994, the South African government has implemented strategies to eliminate labour inequalities of the past and to improve general working conditions. South Africa's new labour legislation is an extension of the rights of ordinary workers who were previously exploited and vulnerable. Such legislation aims to create an enabling environment for the attainment of economic growth, social development and increased efficiency, productivity and employment.

The key statutes under South African labour law are the Labour Relations Act 66 of 1995 ("**LRA**"), *Basic Conditions of Employment Act 75* of 1997 ("**BCEA**"), *Employment Equity Act 55 of 1998* ("**EEA**"), Compensation for *Occupational Injuries and Diseases Act 130 of 1993* ("**COIDA**") and the *Skills Development Act 97 of 1998* ("**SDA**").

The purpose of the LRA is to advance economic development, social justice, labour peace and the democratisation of the workplace. The LRA provides for the organizational rights for trade unions. It also entrenches the Constitutional right to strike, simplifies dispute resolution procedures, promotes sectoral collective bargaining and codifies dismissal procedures. There are three main mining workers unions in South Africa, namely the National Union of Mineworkers, the Solidarity Union and the United Association of SA.

Simple procedures are provided for the resolution of most labour disputes, including unfair dismissal and unfair labour practices. These can be resolved through statutory conciliation and arbitration by the Commission for Conciliation, Mediation and Arbitration, or through independent alternative dispute resolution services accredited for this purpose.

The Labour Court and the Labour Appeal Court are tasked with the adjudication and determination of labour disputes of a more serious nature. The Labour Court has the status of a provincial division of the High Court.

The BCEA prescribes minimum standards of employment. It also sets the maximum ordinary working hours per week and determines payment for overtime work. Annual leave, family responsibility leave and maternity leave provisions are also prescribed.

The EEA was promulgated to achieve equality in the workplace by promoting equal opportunity and fair treatment in employment through the elimination of unfair discrimination. A further purpose of the EEA is to implement affirmative action measures to correct the imbalances of the past with respect to access to employment, training, promotion and equitable remuneration especially for black people, women and the disabled. All employers who employ 50 or more workers are obliged to develop specific affirmative action plans that will be monitored by the government.

The COIDA provides for compensation for injury, disease or death arising in the work environment. Compensation is paid out of public funds and no action lies against the employer that contributes to those funds.

The MHS and the *Occupational Health and Safety Act 85 of 1993* place duties on employers to ensure a safe working environment as far as is reasonably practicable for workers. Failure to comply with the provisions of these Acts is a criminal offence.

A need has been identified to develop the skills of South Africa's workforce. The SDA was promulgated to achieve this purpose. Employers are required to pay an amount equal to a certain percentage of the value of their payrolls to the government. These funds are then applied by either the government or industry-based educational and training authorities to train workers.

Black Economic Empowerment

Black economic empowerment ("**BEE**") is a program that promotes the accelerated integration of black people into the South African economy and has been a policy of the South African government since 1994. In April 2004, the BEE Act came into effect. The BEE Act establishes the legislative framework for the promotion of BEE, and in particular, what it refers to as "**broad-based**" BEE.

Broad-based BEE involves the economic empowerment of all black people, including women workers, youth, people with disabilities and people living in rural areas through strategies which seek to, amongst others, increase the number of black people that manage, own and control enterprises and productive assets.

The main mechanisms introduced in the BEE Act to ensure that these socio-economic strategies are implemented are Codes of Good Practice: issued by South Africa's Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act, and the periods within which those targets must be achieved.

Organs of state and public bodies must take into account and, as far as is reasonably possible, apply the Codes when issuing licences or concessions, developing and implementing a preferential procurement policy, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into partnerships with the private sector.

It is important to note that the Codes are at present, in draft form and the final Codes are expected to be gazetted in the next few months. There may be substantial changes to the current drafts, particularly nuances in the measurement of BEE ownership. However, the underlying principles should largely remain the same.

Transformation Charters are developed through a participatory approach by major stakeholders in various sectors of the economy which promote transformation for that particular sector. Certain sectors such as mining, have, through industry bodies and negotiations with government, developed transformation charters setting BEE targets for those sectors. The charters represent the commitment of stakeholders in that sector to promote BEE in the particular sector. However, organs of state and public entities are not obliged to consider the requirements in those charters in the manner which they would consider the requirements of the Codes, as discussed above. When these charters undergo the process of development set out in the Codes and are then gazetted as Sector Codes, they will then have equal status with the Codes. Organs of state and public entities will then be obliged to consider the requirements of these Sector Codes.

The Mining Charter, however, stands in a unique position compared with charters of other industries. As mentioned earlier, the Mining Charter was published under Section 100(2)(a) of the MPRDA. The MPRDA refers to the requirements in the Mining Charter in considering applications for, inter alia, mining and production rights. As such, compliance with the requirements in the Mining Charter will be important in those contexts.

Mining companies will still be subject to measurement in terms of the Codes when transacting with entities not covered by the Mining Charter.

This means that mining companies will endeavour to comply with the requirements in the Mining Charter and the BEE Codes. Compliance with the Mining Charter does not automatically mean compliance with the BEE Codes as there are substantial differences between these two instruments. There are important differences in the definitions, concepts, targets and measurement principles between these instruments. For the purpose of this Annual Information Form, the emphasis will be on the requirements of the Mining Charter.

The scorecard of the Mining Charter requires that mining right applicants indicate their compliance with broad based socio-economic empowerment of the mining industry by requiring a commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.

The DME has not indicated what its approach will be if a company ceases to comply with the provisions of the Mining Charter and specifically with the HDSA ownership requirements set out in the Mining Charter. Regarding the stated aims of the MPRDA and the requirement for 26% HDSA ownership in mining companies by 2014, it is generally accepted that a failure by a mining company to comply with the HDSA ownership requirements as set out in the MPRDA and the Mining Charter will eventually lead to the revocation of those mining rights. However, the position remains unclear.

DIVIDENDS

There are no restrictions in First Uranium's constating documents that would restrict or prevent First Uranium from paying dividends. However, it is not contemplated that any dividends will be paid on any shares of First Uranium in the immediate future, as it is anticipated that all available funds will be reinvested in First Uranium to finance the growth of its business. Any decision to pay dividends on common shares of the Corporation in the future will be made by the Board on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the Convertible Debenture Indenture.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

First Uranium is authorized to issue an unlimited number of common shares. As of June 13, 2007 there were 124,780,027 common shares issued and outstanding. All common shares are fully paid and have no par value. The common shares will be allotted and reserved for issuance pursuant to resolutions of the Board.

Each common share entitles the holder thereof to receive notice of any meetings of shareholders of First Uranium, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a *pro rata* basis such dividends, if any, as and when declared by the Corporation's board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of First Uranium, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment, of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including the preferred shares, ranking in priority to, or equally with, the holders of common shares with respect to liquidation, dissolution or winding up. The common shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

Convertible Debentures

On May 3, 2007, First Uranium completed the private placement of Cdn$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012. The following is a brief summary of the terms and conditions of the Debentures and is qualified in its entirety by the provisions of the trust indenture dated May 3, 2007 (the "**Debenture Trust Indenture**") between First Uranium and Computershare Trust Company of Canada pursuant to which the Debentures were issued.

The Debentures are senior, unsecured obligations of First Uranium, ranking *pari passu* with all existing or future indebtedness of First Uranium other than Permitted Indebtedness or any indebtedness which by its terms is subordinated to the Debentures. "**Permitted Indebtedness**" shall include (i) the principal of, the premium (if any) and interest and other obligations of the Corporation (including without limitation any indebtedness of any subsidiaries of the Corporation, the payment of performance of which is guaranteed by the Corporation), other than the obligations of the Corporation under the Debentures, which, presently or in the future: (A) is secured; (B) is owed to a bank or other financial institution, whether or not secured, including, without limitation and for greater certainty, any obligations under any master agreement, confirmation, schedule or other agreement entered into or to be entered into by the Corporation for the purpose of hedging interest rate liabilities and/or any exchange rate risks in connection with the offering of the Debentures, or (C) is project finance indebtedness, and (ii) renewals, extensions and refundings of any of the foregoing indebtedness, unless, in any of the foregoing specified cases, it is provided by the terms of the instrument creating or evidencing renewals, extensions and refundings of any such indebtedness that such indebtedness ranks equally and rateably in right of payment with the Debentures.

The Debentures will bear interest at a rate of 4.25% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, commencing on June 30, 2007. The June 30, 2007 interest payment will represent accrued interest from the closing of the offering, on May 3, 2007, to June 30, 2007.

Subject to regulatory approval, First Uranium will have the option to satisfy its obligation to pay interest by delivering common shares to Computershare Trust Company of Canada in accordance with the Indenture for sale in the open market and delivering a cash amount equal to the amount payable to the holders of the Debentures. Holders of Debentures will not be entitled to receive any common shares in satisfaction of First Uranium's obligation to pay interest.

Each Debenture will be convertible into freely tradeable common shares (subject to the resale restriction) of First Uranium at the option of the holder at any time prior to the close of business on the earlier of (i) the business day immediately preceding the maturity date or, (ii) if called for redemption, on the business day immediately preceding the date fixed for redemption, or (iii) if called for repurchase pursuant to a change of control, on the business day immediately preceding the payment date, into 60.9013 common shares for each Cdn$1,000 principal amount of Debentures, representing a conversion price (the "**Conversion Price**") of Cdn$16.42 per share, subject to adjustment in certain circumstances.

The Debentures may not be redeemed by First Uranium prior to June 30, 2010. On and after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by First Uranium, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the Conversion Price. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by First Uranium, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of common shares to be received on conversion, for the period from the latest interest payment date to the date of conversion.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity, provided no event of default has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of freely tradable common shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Within 30 days of the occurrence of a Change of Control, defined as the acquisition of voting control or direction over at least 50.1% of the aggregate voting rights attached to the common shares then outstanding by any person or group of persons acting jointly or in concert, First Uranium will be required to make an offer to holders of the Debentures to repurchase their Debentures then outstanding, in whole or in part, at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon.

Upon a Change of Control resulting from a transaction in respect of which the consideration for common shares is or can be received partially in cash, holders of the Debentures may, prior to completion of the offer to purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of common shares they otherwise would have been entitled to receive on conversion, an additional number of common shares which will vary depending upon the effective date and the share price.

The Corporation shall not incur any indebtedness, other than Permitted Indebtedness, unless the Debentures shall rank at least *pari passu* to such other indebtedness. There shall be no restriction on the Corporation's ability to incur Permitted Indebtedness.

An event of default shall be deemed to occur with respect to the Debentures in the event any Permitted Indebtedness of the Corporation is declared due and payable prior to the date on which it would otherwise become or be due and payable, unless such default is cured or waived pursuant to the terms of the Permitted Indebtedness.

MARKET FOR SECURITIES

The common shares of the Corporation are listed on the TSX under the symbol "**FUI**" (since December 20, 2006) and the JSE Limited (the Johannesburg Stock Exchange) under the symbol "**FUM**" (since March 30, 2007).

The following table sets forth the price ranges and volume of trading of the common shares of the Corporation on the TSX for December 2006 (partial month of trading) and each of January, February and March 2007:

Month	**High** $	**Low** $	**Volume**
December 2006 (beginning on December 20)	8.39	7.77	13,041,903
January 2007	10.00	7.75	11,049,535
February 2007	11.69	9.11	1,122,375
March 2007	10.95	9.40	4,762,337

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position held with First Uranium, principal occupation and number of securities of First Uranium held by each person, as of June 13, 2007, who is a director and/or an executive officer of First Uranium.

Directors and Officers

Name and Municipality of Residence	Position with First Uranium	Principal Occupation	Securities of First Uranium Held
Gordon T. Miller(1)(5)(6) Johannesburg, South Africa	President, Chief Executive Officer and Director	President and Chief Executive Officer of First Uranium; Chief Executive Officer of Simmer & Jack	119,143
Jim P. W. Fisher(1) Johannesburg, South Africa	Executive Vice President, Chief Operating Officer and Director	Executive Vice President and Chief Operating Officer of First Uranium	-
Emma Oosthuizen Johannesburg, South Africa	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of First Uranium	-
John D. Berry Johannesburg, South Africa	Executive Vice President, Compliance	Executive Vice President, Compliance of First Uranium; Executive Director of Simmer & Jack	119,000
Mary D. Batoff Toronto, Ontario, Canada	Vice President, Legal and Secretary	Vice President, Legal and Secretary of First Uranium	5,000
John Sembie Danana Johannesburg, South Africa	Vice President, Business Transformation	Vice President, Business Transformation of First Uranium	-
Scot R. Sobey Johannesburg, South Africa	Vice President, Business Development	Vice President, Business Development of First Uranium	-
Robert J. Tait Toronto, Ontario, Canada	Vice President, Investor Relations	Vice President, Investor Relations of First Uranium	-
Nigel R. G. Brunette(1)(5) Adelaide, South Africa	Chairman and Director	Self-employed Businessman	-
Patrick C. Evans(3)(4)(5) Scottsdale, Arizona, U.S.A.	Director	President and Chief Executive Officer of Mountain Province Diamonds Inc.	36,000
George D. Faught(2) Toronto, Ontario, Canada	Director	President and Chief Executive Officer of Aberdeen International Inc.	348,973
Robert M. Franklin(2)(3)(4) Willowdale, Ontario, Canada	Lead Independent Director	President of Signalta Capital Corporation	38,000
John W. W. Hick (2)(3)(4) Toronto, Ontario, Canada	Director	Independent Consultant and Corporate Director	7,000
Wayne S. Hill(2) Toronto, Ontario, Canada	Director	Executive Vice President, Toromont Industries Ltd.	-

Notes:

(1) Each of Mr. Miller and Mr. Brunette are officers and/or directors of Simmer & Jack. Mr. Fisher held certain senior officer positions with Simmer & Jack prior to December 20, 2006. Simmer & Jack holds approximately 65.49% of the issued and outstanding common shares of First Uranium as of June 13, 2007.

(2) Mr. Franklin, Mr. Hick, Mr. Faught and Mr. Hill serve on the Audit Committee of First Uranium.

(3) Mr. Hick, Mr. Evans and Mr. Franklin serve on the Human Resources and Compensation Committee of First Uranium.

(4) Mr. Evans, Mr. Hick and Mr. Franklin serve on the Corporate Governance and Nominating Committee of First Uranium.

(5) Mr. Evans, Mr. Miller and Mr. Brunette serve on the Environmental, Health and Safety Committee of First Uranium.

(6) Mr. Miller currently serves as a senior officer of both First Uranium and Simmer & Jack and intends to allot 50% of his time to the affairs of First Uranium and 50% of his time to the affairs of Simmer & Jack.

Each of the directors will serve until the Corporation's first annual meeting of shareholders following their appointment or until his successor is duly appointed.

As at June 13, 2007, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 667,116 common shares of the Corporation representing less than 1% of the common shares outstanding.

Additional biographical information regarding the directors and executive officers of the Corporation is provided as follows:

Gordon T. Miller serves as First Uranium's President and Chief Executive Officer and as a director of the Board. Mr. Miller has 24 years' experience in the gold mining industry and has served as the Chief Executive Officer and director of Simmer & Jack since November 2004. Mr. Miller served in various positions with the Placer Dome group from 2000 to 2003, including from November 2002 to August 2003 as Vice President and Chief Operating Officer of Kalgoorlie (a subsidiary of Placer Dome Inc.) where he led the integration of four separate mining and exploration businesses. In addition, from February 2001 to November 2002 Mr. Miller served as Vice President of Business Development for Placer Dome Inc. where he was responsible for the development of and execution of, the Platinum Group Metals' worldwide growth strategy. Mr. Miller was the Chief Operating Officer of Western Areas Limited from January 1999 to February 2000. During this time he also acted as Chairman of JCI Services (Proprietary) Limited. From November 2003 to May 2005 Mr. Miller served as a director of Western Areas Limited, Randgold & Exploration Company Limited and Stilfontein Gold Mining Company Limited. Mr. Miller has a national higher diploma in metalliferous mining and is a registered professional mining engineer. He is also a member of the South African Institute of Mining and Metallurgy. Mr. Miller also holds mine overseers and mine managers certificates of competency granted by the South African Department of Mineral and Energy Affairs.

Jim P. W. Fisher serves as First Uranium's Executive Vice President and Chief Operating Officer and as a director of the Board. Mr. Fisher has 28 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within the Simmer & Jack group, including serving as Chief Executive Officer of FUSA. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer & Jack. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the PDWA JV where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now Ezulwini) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, a member and past President of the Mine Metallurgical Managers Association of South Africa.

Emma Oosthuizen serves as First Uranium's Senior Vice President and Chief Financial Officer, having been appointed to her current position on April 1, 2007. Immediately prior to that and from November 2004, she served as Financial Manager at Simmer & Jack and in that role she worked extensively on all aspects of First Uranium's accounting and financial affairs both before and after the Corporation's initial public offering. Prior to joining Simmer & Jack, Ms. Oosthuizen served as a financial manager from July 2003 to November 2004 with Randgold & Exploration Company Limited ("**RGE**"), which is a publicly-traded company listed in the United States and South Africa. At RGE, she was responsible for SEC filings, managing relationships with internal and external auditors and participating in audit committee meetings. Ms. Oosthuizen worked at the South African Receiver of Revenue as a VAT auditor from October 2000 to June 2003 during which time she was promoted to integrated tax auditor, where she supervised a team of six tax auditors. Ms. Oosthuizen is a CA (SA) and has a University of South Africa diploma in Auditing and an Honors Bachelors degree in Commerce from the University of Pretoria.

John D. Berry serves as First Uranium's Executive Vice President, Compliance, having been appointed to his current position on June 13, 2007. He divides his time between First Uranium and Simmer & Jack. Mr. Berry was appointed non-executive director of Simmer & Jack in November 2004, he subsequently joined Simmer & Jack as an executive director in 2005. Mr. Berry has been involved in the mining industry since 1977. He obtained a Bachelor of Arts from Rhodes University followed by a Bachelor of Laws from Natal University and a Master of Laws from Wits University. Mr. Berry also completed management courses at the University of South Africa and the Kellogg School of Business in Chicago. He was admitted as an attorney and a notary to the Law Society of South Africa in 1977.

Mary D. Batoff serves as First Uranium's Vice President, Legal and Secretary. From November 2004 to January 2007. Ms. Batoff was Vice President, Legal and Secretary of North American Palladium Ltd., a platinum group metals producer. Prior to November 2004 she was legal counsel and secretary with various publicly traded companies in the mining and exploration sector in Toronto and from 1993 to 1996 she was a corporate trust officer for Montreal Trust (now Computershare) in Toronto. Ms. Batoff was called to the Ontario Bar in February 1993 and is a graduate of the University of Western Ontario, Bachelor of Laws and Queen's University: Bachelor of Arts and Bachelor of Education.

John Sembie Danana serves as First Uranium's Vice President, Business Transformation. Mr. Danana has held several leadership positions spanning the airline, construction and more recently mining industries. Mr. Danana spent 8 years from 1994-2002 within various subsidiary companies of LTA Construction, where his diverse skills were put to the fore in General Management positions for LTS Civil and Earthworks Investment Company, Fast Floor Systems and LTA Limited. From 2002, Mr. Danana was appointed as the Executive Manager for Health and Safety for Harmony Gold. Mr. Danana has served as the chairman of a branch of the African National Congress (ANC) and his current directorships are with Waterpan Mining Company (Proprietary) Limited, Ezulwini Mining Company (Proprietary) Limited and First Uranium (Proprietary) Limited.

Scot R. Sobey serves as First Uranium's Vice President, Business Development. Mr. Sobey's background lies in management consulting and project management, having spent 4 years with Gemini Consulting, followed by 2 years with PSP Icon. Mr. Sobey has developed extensive expertise in large-scale turnaround and transformation projects spanning the financial services, courier and freight, telecommunications, electricity and mining industries. From October 2005, Mr. Sobey jointly project managed (in conjunction with key Simmer and Jack leadership) the start up of the Buffelsfontein Gold Mine formerly known as DRD Gold's North West Operations. Most recently, Mr Sobey formed an integral part of First Uranium's Offering team.

Robert J. Tait serves as First Uranium's Vice President, Investor Relations. In 1998, Mr. Tait, established the investor relations program at Canadian Tire, a hardgoods retailer, and ran its investor relations program until July 2005. Prior to that, Mr. Tait was Vice President, Investor Relations at Eldorado Gold, a gold producer, operating at that time in Mexico and Brazil. Mr. Tait also led the investor relations program at Abitibi-Price, a company listed on the TSX and the NYSE until the merger that created Abitibi-Consolidated in 1997. Most recently, Mr. Tait was the President of the Canadian Investor Relations Institute, the world's second largest association for investor relations professionals. Mr. Tait has served on boards of the Canadian Investor Relations Institute and the board of the National Investor Relations Institute based in Washington, DC. From 2002 to 2007, Mr. Tait was a member of the Ontario Securities Commission's Continuous Disclosure Advisory Committee.

Nigel R. G. Brunette serves as the Chairman of the Board. Mr. Brunette has served as an independent director of Simmer & Jack since October 2005 and as the non-executive Chairman since January 2006. Mr. Brunette held various positions with Rand Merchant Bank from 1983 to 1997, including General Manager, Corporate Finance. Mr. Brunette also currently serves on the board of directors of East Cape Agricultural Cooperative Ltd. Mr. Brunette has been self-employed since 1997, farming sheep and cattle in the Eastern Cape region of South Africa. Mr. Brunette has law degrees from the University of Zimbabwe and Cambridge University (United Kingdom) and a higher diploma in company law from the University of Witwatersrand (South Africa).

Patrick C. Evans serves as a director of the Board. Mr. Evans has served as the President, Chief Executive Officer and a director of Mountain Province Diamonds Inc., a company listed on the Toronto Stock Exchange, since November 2005. From September 2005 to May 2006, Mr. Evans served as the President, Chief Executive Officer and a director of Weda Bay Minerals Inc., a TSX listed nickel exploration and development company, until its acquisition by Eramet S.A. Mr. Evans served as the President and Chief Executive Officer and a director of SouthernEra Diamonds Inc. from March 2001 to August 2005 and as President and Chief Executive Officer and a director of Southern Platinum Corp. from August 2004 to May 2005. He also previously served as the Chief Executive Officer of Messina Limited, a company listed on the JSE. Prior to that Mr. Evans held various senior executive positions with Placer Dome Inc. from January 1999 to March 2001 and served as a Member of the Executive Committee of the South African Chamber of Mines. Mr. Evans holds a BA and BSc from the University of Cape Town (South Africa).

George D. Faught serves as a director of the Board. Mr. Faught has over 30 years of financial management, corporate development and financing experience in natural resources, financial services and health services in North America and other international markets. He currently serves as President and Chief Executive Officer of Aberdeen International Inc., a public company listed on the TSX Venture Exchange. From 1999 to 2005, Mr. Faught served as Vice President Finance and Chief Financial Officer of North American Palladium Ltd. From 1994 to 1999 Mr. Faught served as Executive Vice President and Chief Financial Officer of William Resources Inc. In addition, Mr. Faught has held senior finance positions with Hudson Bay Mining and Smelting and Dundee Capital. He received a Honours Bachelor of Commerce degree from the University of Windsor. He is also a Chartered Accountant and worked in the audit and tax departments of Deloitte & Touche.

Robert M. Franklin serves as the Lead Independent Director of the Board. Mr. Franklin brings more than 35 years of executive and director experience. Mr. Franklin served as a director of Placer Dome Inc. since 1987 and as the non-executive Chairman of the board of directors of Placer Dome Inc. from 1993 until the acquisition of Placer Dome Inc. by Barrick Gold Corporation in 2006. Mr. Franklin is currently the President of Signalta Capital Corporation, a private investment company. He also serves as a director of a number of public companies including, Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd. Mr. Franklin was the Chairman of Clublink Corporation from 1994 to 2003.

John W.W. Hick serves as a director of the Board. From December 1, 2004 to January 1, 2006, Mr. Hick served as Chief Executive Officer of Rio Narcea Gold Mines Ltd., of which he was a director from 1997 to June 2006. Mr. Hick also currently serves as Chairman and a director of Silver Eagle Mines Inc. In addition, Mr. Hick serves as a director of Carpathian Gold Inc., Hudson Resources Inc., Revett Minerals Inc. and Queenstake Resources Inc. Prior to the acquisition of Defiance Mining Corp. by Rio Narcea in 2004, Mr. Hick was the President and Chief Executive officer of Defiance and its predecessor company, Geomaque Explorations Ltd. Mr. Hick has held various senior positions with other mining companies including President and later Vice Chairman of TVX Gold Inc. between 1993 and 1997, Senior Vice President, Corporate of Placer Dome Inc. between 1987 and 1990 and Vice President and General Counsel of the Dome Mines Group of Companies between 1981 and 1987. Mr. Hick holds a BA from the University of Toronto, an LLB from the University of Ottawa and was called to the Bar of Ontario in 1978.

Wayne S. Hill serves as a director of the Board. Mr. Hill was appointed to the Board on May 29, 2007. Mr. Hill has served as Executive Vice President of Toromont Industries Ltd., a company listed on the Toronto Stock Exchange, since 2005. Prior to that, Mr. Hill served as Chief Financial Officer of Toromont Industries Ltd. from 1985 to 2005. Mr. Hill has also served as a director of Toromont Industries Ltd. since 1988. Mr. Hill served as a director of Enerflex Systems Ltd., a gas compression packager listed on the TSX, from 1993 to 1998 and served in senior roles with other Canadian public companies, including a communications and publishing company (1983 to 1985) and an international heavy equipment and engine manufacturer (1979 to 1983). Mr. Hill received a Bachelor of Commerce (Honours) from Queen's University. He is also a Chartered Accountant and was employed in public accounting with Arthur Anderson & Co. from 1969 to 1979.

Corporate Cease Trade Orders and Bankruptcies

To the Corporation's knowledge, after due inquiry, none of the directors or officers of First Uranium or a shareholder holding sufficient securities of First Uranium to affect materially the control of First Uranium, is, or has been within the ten years before the date of this Annual Information Form, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Penalties and Sanctions

Except as set out below, to the Corporation's knowledge, after due inquiry, none of the directors or officers of First Uranium or a shareholder holding sufficient securities of First Uranium to affect materially the control of First Uranium, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Gordon Miller, the Chief Executive Officer of the Corporation, previously served as a director of a South African company, Stilfontein Gold Mining Company Limited ("SGM"). While serving as a director of SGM, SGM was ordered by the High Court of South Africa to comply with a directive from the South African Department of Water Affairs and Forestry to pay for a proportion of the cost of the pumping operation in respect of neighbouring mines that were in liquidation. When SGM did not make any such payments, due to it having limited resources, the Court found SGM and its directors, (including Mr. Miller) to be in contempt and ordered them to pay a fine of ZAR 15,000 (by which time Mr. Miller and the other directors had resigned). The Court has granted the directors leave to appeal the judgment of the Court. No date for the appeal has been set.

Personal Bankruptcies

To the Corporation's knowledge, after due inquiry, none of the directors or officers of First Uranium or a shareholder holding sufficient securities of First Uranium to affect materially the control of First Uranium, or a personal holding company of any such persons has, within the ten years before the date of this Annual Information Form been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

First Uranium's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Corporation. Subject to any limitations in First Uranium's constating documents, no agreement or transaction would be void or voidable only because it was made between First Uranium and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of First Uranium, in order for an agreement or transaction between First Uranium and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and First Uranium will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of First Uranium. In appropriate cases, First Uranium will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of First Uranium's knowledge, there are currently no known existing or potential conflicts of interest among First Uranium, its directors, officers or other members of management of First Uranium as a result of their outside business interests as at the date hereof. However, certain of the directors, and officers and other members of management serve as directors, officers, and members of management of other resource companies, including Simmer & Jack, and accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of First Uranium. With respect to Simmer & Jack, Simmer & Jack and the Corporation entered into the Corporate Opportunity Agreement to minimize conflicts with respect to the pursuit of new projects and the Shared Services Agreement setting out the terms upon which certain services will be provided by Simmer & Jack to the Corporation.

The directors and officers of First Uranium have been advised of their obligations to act at all times in good faith in the interest of First Uranium and to disclose any conflicts to First Uranium if and when they arise.

Committees of the Board of Directors

The Board has established the committees set forth below.

Audit Committee

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**"). The Audit Committee oversees the accounting and financial reporting practices and procedures of First Uranium, and the audits of the Corporation's financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of First Uranium, including reviewing the Corporation's procedures for internal control with the Corporation's auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Corporation's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation; (vi) assessing the Corporation's financial and accounting personnel; (viii) reviewing the Corporation's risk management procedures; (ix) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and (x) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Audit Committee Mandate

The mandate of the Audit Committee is attached as Appendix "A" to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is comprised of Robert Franklin (Chair), John Hick, George Faught and Wayne Hill.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to understand and critically evaluate the financial statements of the Corporation. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities set out in its mandate. The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is summarized below:

Name	Education and Relevant Experience
Robert M. Franklin	• B.A. Business Administration - Hillsdale College • Acquired significant financial experience and exposure to accounting and financial issues while serving as Chairman of Placer Dome Inc. and has also served as Chairman of the board, director and Chairman of the audit committee of several other public companies • Currently President of Signalta Capital Corporation, a private investment company • Current directorships include Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd.

Name	Education and Relevant Experience
John W.W. Hick	• B.A. from the University of Toronto and LLB from the University of Ottawa • Chairman and a director of Silver Eagle Mines Inc. • In his previous roles as President and/or Chief Executive Officer of a number of public companies, he had direct involvement in and responsibilities for the financial results and reporting • He has served or is currently serving on the audit committees of a number of public companies • Currently a director of Carpathian Gold Inc., Hudson Resources Inc., Revett Minerals Inc. and Queenstake Resources Inc.
George D. Faught	• Honors Bachelor of Commerce - University of Windsor • Chartered Accountant • President, Chief Executive Officer and a director of Aberdeen International Inc. • Formerly Vice President Finance and Chief Financial Officer of North American Palladium Ltd. and Executive Vice President and Chief Financial Officer of William Resources Inc. • Formerly held senior finance positions with Hudson Bay Mining and Smelting and Dundee Capital • Formerly worked in the audit and tax departments of Deloitte & Touche • Currently also a director of Beartooth Platinum Corporation and Marathon PGM Corporation
Wayne S. Hill	• Bachelor of Commerce (Hons) - Queen's University • Chartered Accountant • Currently Executive Vice President, Toromont Industries Ltd. • He has served as audit committee Chairman of other public companies • Formerly Chief Financial Officer, Toromont Industries Ltd. (1985-2005)

Reliance on Certain Exemptions

Each member of the Audit Committee is independent within the meaning of MI 52-110 except for Mr. Faught who is relying on the independence exemption set out in section 3.2(2) of MI 52-110. Prior to the Corporation's December 2006 initial public offering, Mr. Faught served as President and Chief Executive Officer of the Corporation.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for overseeing the work of the external auditors and considering whether the provision of non-audit services is consistent with the external auditor's independence. The Audit Committee has the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where: (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the external auditor during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

External Auditor Service Fees

The aggregate fees billed by PricewaterhouseCoopers LLP ("PWC"), the Corporation's external auditors for the fiscal years ended March 31, 2006 and 2007, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were Cdn$nil and Cdn$115,800, respectively.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2006 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were Cdn$nil and Cdn$111,100, respectively.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2006 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $nil and Cdn$293,000, respectively. Tax services provided included advice in connection with structuring of transactions and review of tax provisions.

The aggregate fees billed by PWC for the fiscal years ended March 31, 2006 and 2007 for products and services provided by PWC, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of John Hick (Chair), Robert Franklin and Patrick Evans, each of whom is independent within the meaning of MI 52-110.

The Human Resources and Compensation Committee oversees the remuneration policies and practices of First Uranium. The principal responsibilities of the Human Resources and Compensation Committee include: (i) considering the Corporation's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Corporation's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation, and (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Patrick Evans (Chair), John Hick and Robert Franklin, each being independent within the meaning of MI 52-110.

The Corporate Governance and Nominating Committee oversees the Corporation's approach to corporate governance matters. The principal responsibilities of the Corporate Governance and Nominating Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of First Uranium; (ii) considering nominees for independent directors of First Uranium; (iii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to First Uranium's shareholders and the public generally; (iv) planning for the succession of directors and executive officers of the Corporation, including appointing, training and monitoring senior management to ensure that the Board and management have appropriate skill and experience; and (v) administering the Board's relationship with the management of First Uranium.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Patrick Evans (Chair), Gordon Miller and Nigel Brunette. Mr. Evans is an independent director within the meaning of MI-52-110.

The purpose of the Environmental, Health & Safety Committee is to assist the Board in monitoring and reviewing environmental, safety and health policies and programs, overseeing the Corporation's environmental, safety and health performance, and monitoring current and future regulatory issues.

The Environmental, Health and Safety Committee's responsibilities with respect to safety and health matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's safety and health programs, including corporate occupational health and safety policies and procedures; (ii) reviewing and making recommendations, as appropriate, in regard to safety and health compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the safety and health field and evaluates the impact on the Corporation; and (iv) reviewing the Corporation's safety and health performance. The Committee's responsibilities with respect to environmental matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's environmental management program, including corporate environmental policies and procedures, and the status of the Corporation's financial provisions for statutory or other requirements to effect environmental rehabilitation arising out of its operations; (ii) reviewing and making recommendations, as appropriate, in regard to environmental compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the environmental field, and evaluates their impact on the Corporation; (iv) reviewing incident reports to assess whether environmental management procedures were effective in such incidents, and to make recommendations for improvement, where appropriate; and (v) reviewing the scope of potential environmental liabilities and the adequacy of the environmental management system to mange these liabilities.

PROMOTER

Simmer & Jack took the initiative in reorganizing the Corporation's business and affairs in connection with the Offering and accordingly may be considered to be a promoter of the Corporation within the meaning of applicable securities regulation. Simmer & Jack is primarily a gold mining Corporation with operations in South Africa's Gauteng, North West and Mpumalanga provinces. Its shares trade on the Johannesburg Stock Exchange. While Simmer & Jack dates back to the early twentieth century, its board was restructured in 2004 at which time a new executive team was appointed to drive the growth potential of the Corporation.

Simmer & Jack entered into a securities lending arrangement with Investec Bank Limited ("**Investec**") on April 30, 2007 pursuant to which it agreed to make available to Investec up to 7.5 million common shares of the Corporation. Simmers publicly indicated that it had no current intention to sell any of its shareholding interest in the Corporation at this time and entered into the securities lending arrangement solely for purposes of increasing the liquidity of the Corporation's common shares on the TSX and the JSE Limited.

As at June 13, 2007, Simmer & Jack held 81,722,653 common shares of First Uranium, representing approximately 65.49% of the issued and outstanding common shares of the Corporation, which includes the 7.5 million common shares of the Corporation that are subject to the securities lending arrangement with Investec.

As discussed under "General Development of the Business - Initial Public Offering and Reorganization", First Uranium acquired two Simmer & Jack subsidiaries - FUSA and EMC - in connection with the closing of the Offering in exchange for the issuance of common shares of First Uranium to Simmer & Jack. In addition, as discussed elsewhere in this Annual Information Form, First Uranium (directly or indirectly) entered into agreements with Simmer & Jack (or its subsidiaries) in respect of the transfer of certain mining rights and assets to First Uranium relating to the proposed Ezulwini Mine and Buffelsfontein Tailings Recovery Project, including the Ezulwini Mining Right Agreement and the Buffelsfontein Tailings and Rights Agreement.

In addition, Simmer & Jack entered into the following agreements with First Uranium to govern their ongoing mining, business development and legal relationships. Each of the these agreements were negotiated by First Uranium and Simmer & Jack in good faith with input from the parties' financial and legal advisors.

Corporate Opportunity Agreement

First Uranium and Simmer & Jack entered into a corporate opportunity agreement dated December 20, 2006 (the "**Corporate Opportunity Agreement**") to minimize conflicts with respect to the pursuit and development of new mineral projects in Southern Africa. It is the intention of the parties that opportunities (each an "**Opportunity**" and collectively, "**Opportunities**") to acquire an interest in a mineral property or project in Southern Africa (collectively, a "**Project**") be referred to the party that is likely in the best position to advance the Opportunity. First Uranium and Simmer & Jack therefore have agreed in the Corporate Opportunity Agreement that: (i) all Opportunities available to First Uranium with respect to the acquisition of a predominantly non-uranium Project in Southern Africa will be referred to Simmer & Jack; and (ii) all Opportunities available to Simmer & Jack with respect to the acquisition of a predominantly uranium Project in Southern Africa will be referred to First Uranium. In assessing a Project and in making the determination as to whether or not a Project is required to be referred to the other party, each of First Uranium and Simmer & Jack will agree pursuant to the Corporate Opportunity Agreement to act reasonably and in good faith.

In order to minimize the potential for disagreement concerning the characterization of a Project as a uranium or non-uranium Project, the parties agreed to a schedule attached to the Corporate Opportunity Agreement which characterizes a number of known Projects as either uranium or non-uranium. With respect to a Project not characterized in this schedule, First Uranium and Simmer & Jack have agreed that where a Project includes economic quantities of both uranium and non-uranium Minerals, then the Project will be classified as a uranium project (and therefore for the account of First Uranium) if it is determined by the board of directors of the originating party that the Project would economically justify the construction of a uranium plant for the Project based on then current metal prices; otherwise, the Project will be classified as a non-uranium project (and therefore for the account of Simmer & Jack). While at the closing of the Offering the Corporation and Simmer & Jack had certain officers and directors in common, only three of the current eight directors of the Corporation — Mr. Miller, Mr. Fisher and Mr. Brunette — are current or former directors, officers or employees of Simmer & Jack, thereby reducing the potential for conflicts of interest within the Corporation's Board when assessing Opportunities. However, it is noted that a fourth director of the Corporation, Mr. Faught, has ongoing commercial dealings with Simmer & Jack as President of Aberdeen, and only four of the Corporation's eight directors are technically considered independent for purpose of MI 52-110.

Each of First Uranium and Simmer & Jack must make a determination as to the proper categorization of a Project and, if required, provide a referral of a Project (along with any confidential information pertaining to the Project that can lawfully be conveyed) to the other party (the "**Entitled Party**") as soon as reasonably practical (and in any event within 30 days of the date on which the Opportunity to acquire an interest in the Project arises to the knowledge of the applicable party). Where a party makes a determination that a Project in respect of which it has incurred expenditures is more appropriately for the account of the other party, then such party must provide notice (along with any confidential information pertaining to the Project that can lawfully be conveyed) to the Entitled Party as soon as possible after such determination.

Where either First Uranium or Simmer & Jack (the "**Originating Party**") incurs expenditures in respect of a Project which it subsequently determines is more appropriately for the account of the other party and thereafter refers the Project to the Entitled Party, and where the Entitled Party has provided notice to the Originating Party that it wishes to pursue such Project, then the Entitled Party will reimburse the Originating Party for all expenditures incurred in respect of the Project. Notwithstanding the foregoing, where the Originating Party has incurred expenditures on a Project in excess of $1,000,000 prior to determining the Project is more appropriately for the account of the other party, then such other party will be entitled to participate in a joint venture arrangement with the Originating Party in respect of the Project on terms which must be approved by each of the independent directors of both Simmer & Jack and First Uranium.

Where an Entitled Party has received notice from the other party (the "**Notifying Party**") to the Corporate Opportunity Agreement with respect to an Opportunity, the Entitled Party has 30 days following receipt of such notice to confirm to the Notifying Party that it wishes to pursue the Opportunity. If the Entitled Party fails to provide such confirmation to the Notifying Party within such time period, or if the Entitled Party declines the Opportunity within such time period, then the Notifying Party is free to pursue the Opportunity.

Either party to the Corporate Opportunity Agreement may determine in its reasonable sole discretion whether or not an Opportunity is worthy of a referral thereunder, provided however that no such Opportunity may then be pursued by such party unless a referral would not otherwise have been required. Any dispute arising out of or in connection with the Corporate Opportunity Agreement will be resolved by means of arbitration. The Corporate Opportunity agreement will terminate on its terms on the date that Simmer & Jack owns less than 35% of First Uranium's outstanding Common Shares.

Maintenance Agreement

First Uranium and Simmer & Jack entered into a maintenance agreement dated December 20, 2006 (the "**Maintenance Agreement**") pursuant to which Simmer & Jack was granted the right (the "**Maintenance Right**"), subject to applicable law, to participate in future offerings and other issuances of common shares or securities convertible into common shares by First Uranium (collectively, "**Triggering Events**") (subject to certain exceptions, including the issue of common shares or convertible securities pursuant to (i) the exercise, conversion or exchange of any previously issued convertible securities, (ii) on the grant or exercise of a right under a rights offering, (iii) on the grant or exercise of any Maintenance Right, or (iv) in connection with any stock dividend, stock split, consolidation, amalgamation, share reclassification, reorganization or merger or any similar event). In the event of a Triggering Event, Simmer & Jack will be entitled to purchase that number of securities (the "**Maintenance Securities**"), on the same terms and conditions as those issuable in connection with the Triggering Event, which will, when added to the common shares beneficially owned by Simmer & Jack immediately prior to the Triggering Event, result in Simmer & Jack beneficially owning the same percentage of First Uranium common shares as it held prior to the Triggering Event, after giving effect to the issue of all common shares to be issued or issuable in connection with the Triggering Event. In the event that a Triggering Event consists of an issue of both common shares and convertible securities, the Maintenance Securities will be allocated to Simmer & Jack between common shares and convertible securities on the same pro rata basis as are allocated to subscribers in respect of the Triggering Event.

The Maintenance Right will be exercisable by Simmer & Jack, from time to time, at any time during a period of ten business days following receipt from First Uranium of notice of a Triggering Event until the date that Simmer & Jack ceases to beneficially own at least 35% of First Uranium's outstanding common shares.

Simmer & Jack agreed pursuant to the Maintenance Agreement to exercise its Maintenance Right wherever necessary to comply with any SARB condition (a "**SARB Control Condition**") imposed upon Simmer & Jack to maintain beneficial ownership to a minimum percentage of outstanding common shares pursuant to the approval obtained from SARB in respect of the Reorganization, subject to such exceptions and exemptions as may be applicable thereto. For purposes of clarity, nothing in the Maintenance Agreement will preclude Simmer & Jack from selling all of its common shares to a pre-determined buyer or from selling common shares that, subsequent to such sale or sales, leaves it in compliance with a SARB Control Condition.

In addition, Simmer & Jack agrees pursuant to the Maintenance Agreement that in the event that it chooses to dispose of any of its common shares of First Uranium, it will provide to First Uranium prior notice in respect of such sale and provide First Uranium with a right (the "**Arrangement Right**") to arrange for a BEE purchaser for up to 100% of the common shares intended to be sold by Simmer & Jack, on terms that are acceptable to Simmer & Jack. The Arrangement Right will expire 60 days following the date of the giving of the aforementioned notice.

The Maintenance Agreement terminates on its terms on the date that Simmer & Jack owns less than 35% of First Uranium's outstanding common shares.

Shared Services Agreement

First Uranium and Simmer & Jack entered into a shared services agreement dated December 20, 2006 (the "**Shared Services Agreement**") to permit First Uranium to obtain access to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resource and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. First Uranium will be required to reimburse Simmer & Jack for any costs incurred by it in connection with the provision of the services contemplated under the Shared Services Agreement. In addition, First Uranium agrees to reimburse Simmer & Jack with respect to 50% of the management fee (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to Vulisango, an empowerment company, pursuant to the letter of understanding dated September 26, 2006 for the provision of consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of Vulisango, are also directors of Simmer & Jack.

The term of the Shared Services Agreement commenced on the closing of the Offering and may be terminated by either party by giving: (i) written notice to the other party not less than 180 days prior to the termination date designated in such notice; or (ii) notice with immediate effect, in the event that the other party, among other things, becomes insolvent or bankrupt or makes a general assignment for the benefit of its creditors. Simmer & Jack will provide the services and not avail itself of the termination provisions described below for so long as its holds at least 50% of First Uranium's outstanding common shares.

In the event that the Shared Services Agreement is terminated and First Uranium continues to want access to the services provided pursuant to the Vulisango arrangement, then First Uranium and Simmer & Jack will agree to reflect the terms of the sharing of the Vulisango management fee pursuant to a separate agreement.

Aberdeen Arrangement Agreement

FUSA, Simmer & Jack and Aberdeen entered into an arrangement agreement dated December 20, 2006 (the "**Aberdeen Arrangement Agreement**") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings Recovery Project, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the Buffelsfontein Tailings Recovery Project.

LEGAL PROCEEDINGS

The Corporation and its subsidiaries are not a party to any material legal proceedings. However, from time to time, the Corporation and its subsidiaries may become parties to disputes arising in the ordinary course of business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Corporation as described elsewhere in this Annual Information Form, none of the directors or officers of the Corporation, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

MATERIAL CONTRACTS

The following are the material contracts of the Corporation and its subsidiaries, other than contracts entered into in the ordinary course of business that are material to the Corporation and which were entered into in the most recently completed fiscal year or before the most recently completed fiscal year but are still in effect as of the date of this Annual Information Form. Each of these contracts are either described below or elsewhere in this Annual Information Form.

1. the REL Purchase Agreement dated October 19, 2006 between REL, EMC and Simmer & Jack as described under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine";
2. the REL Lease Agreement dated October 19, 2006 between REL and EMC as described under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine";
3. the FUSA Purchase Agreement between Simmer & Jack and Cyprus Holdco as described under "General Development of the Business - Initial Public Offering and Reorganization";
4. the Cyprus-FUSA Purchase Agreement between Simmer & Jack and First Uranium as described under "General Development of the Business - Initial Public Offering and Reorganization";
5. the First Uranium-FUSA Purchase Agreement between First Uranium and Cyprus Holdco as described under "General Development of the Business - Initial Public Offering and Reorganization";
6. the Ezulwini Purchase Agreement between Simmer & Jack and Cyprus Holdco as described under "General Development of the Business - Initial Public Offering and Reorganization";
7. the Cyprus-Ezulwini Purchase Agreement between Simmer & Jack and First Uranium as described under "General Development of the Business - Initial Public Offering and Reorganization";
8. the Buffelsfontein Tailings and Rights Agreement between BGM, Simmer & Jack and FUSA as described under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project";
9. the Waterpan Purchase Agreement between Waterpan, First Uranium and Cyprus Holdco as described under "General Development of the Business - Initial Public Offering and Reorganization";
10. the Corporate Opportunity Agreement between First Uranium and Simmer & Jack as described under "Promoter— Corporate Opportunity Agreement";
11. the Maintenance Agreement between First Uranium and Simmer & Jack as described under "Promoter — Maintenance Agreement";
12. the Shared Services Agreement between First Uranium and Simmer & Jack as described under "Promoter — Shared Services Agreement";
13. the Ezulwini Mining Right Agreement between EMC and Simmer & Jack as described under "General Development of the Business - Initial Public Offering and Reorganization";
14. the Aberdeen Arrangement Agreement between Aberdeen, FUSA and Simmer & Jack as described under "Promoter — Aberdeen Arrangement Agreement."
15. the MWS Acquisition Agreement dated April 26, 2007 among First Uranium, FUSA and the MWS Vendors as described under "General Development of the Business - Mine Waste Solutions (Proprietary) Limited";
16. the Debenture Trust Indenture dated May 3, 2007 between First Uranium and Computershare Trust Company of Canada as described under "Description of Share Capital - Convertible Debentures".
17. the mandate letter and term sheet executed by Investec Bank Limited on October 31, 2006 and accepted by the Corporation and Simmer & Jack on November 6, 2006 in respect of potential debt financing for the Ezulwini Mine and Buffelsfontein Tailings Recovery Project.

INTERESTS OF EXPERTS

The Corporation's auditors are PricewaterhouseCoopers LLP, who certified the auditor's report on the Corporation's annual financial statements for the fiscal year ended March 31, 2007.

Information in this Annual Information Form of an economic, scientific or technical nature in respect of the Corporation's Ezulwini Mine and Buffelsfontein Tailings Recovery Project is based on and derived from the Technical Reports prepared by Scott Wilson RPA.

To the best knowledge of management of the Corporation, as at the date hereof, neither PricewaterhouseCoopers LLP nor Scott Wilson RPA had any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or its predecessor entities when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular to be prepared in connection with the Corporation's annual meeting of shareholders to be held on September 10, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the financial year ended March 31, 2007.

APPENDIX "A"

GLOSSARY

For an explanation of certain technical terms used in this Annual Information Form, please see "Technical Glossary".

"**BCEA**" means the *Basic Conditions of Employment Act 75 of 1997* (South Africa).

"**BEE**" means Black Economic Empowerment.

"**BEE Act**" means the *Broad Based Black Economic Empowerment Act 53* of 2003.

"**BGM**" means Buffelsfontein Gold Mines Limited.

"**BGM Underground Mine**" means collectively the Buffelsfontein and Hartebeesfontein underground gold mines and mill operated by BGM.

"**Board**" means the board of directors of First Uranium.

"**Buffelsfontein Conversion Application**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project".

"**Buffelsfontein Lease Agreement**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project".

"**Buffelsfontein Tailings and Rights Agreement**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project".

"**Buffelsfontein Tailings Mining Right**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project".

"**Buffelsfontein Tailings Recovery Project**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Buffelsfontein Tailings Recovery Project".

"**Buffelsfontein Technical Report**" means the technical report entitled "Technical Report — The Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" originally submitted November 8, 2006, revised December 5, 2006, further revised January 31, 2007 and further revised May 22, 2007" prepared by R. Dennis Bergen and Wayne W. Valliant of Scott Wilson RPA.

"**Chemwes**" means Chemwes (Proprietary) Limited.

"**CMA**" means the South Africa Common Monetary Area.

"**Codes**" means the Codes of Good Practice, issued by South Africa's Minister of Trade and Industry under Section 9 of the BEE Act.

"**COIDA**" means the *Compensation for Occupational Injuries and Diseases Act 130 of 1993* (South Africa).

"**Constitution**" means Constitution of the Republic of South Africa, 1996.

"**COR**" means a Certificate of Registration issued by the National Nuclear Regulator.

"**Corporate Opportunity Agreement**" has the meaning ascribed thereto under "**Promoter - Corporate Opportunity Agreement**".

"**Corporation**" means First Uranium Corporation.

"**Cyprus Holdco**" means First Uranium Limited, the Cyprus subsidiary of First Uranium.

"**Cyprus-Ezulwini Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Cyprus-FUSA Purchase Agreement**" has the meaning ascribed thereto under General Development of the Business - Initial Public Offering and Reorganization.

"**DME**" means the South African Department of Minerals and Energy.

"**EEA**" means the *Employment Equity Act 55 of 1998* (South Africa).

"**EIA**" means Energy Information Administration.

"**EMC**" means Ezulwini Mining Company (Proprietary) Limited.

"**Ezulwini Mine**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine".

"**Ezulwini Mining Right Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Ezulwini Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Ezulwini Technical Report**" means the technical report entitled "Technical Report — The Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted November 8, 2006, revised December 5, 2006 and further revised May 9, 2007 prepared by Wayne W. Valliant and R. Dennis Bergen of Scott Wilson RPA.

"**First Uranium**" means First Uranium Corporation.

"**First Uranium-FUSA Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**FUSA**" means First Uranium (Proprietary) Limited.

"**FUSA Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**HDSA**" means an Historically Disadvantaged South African, whether individual or entity, as defined in the Charter and MPRDA.

"**JSE**" means the Johannesburg Stock Exchange.

"**LRA**" means the *Labour Relations Act 66 of 1995* (South Africa).

"**Maintenance Agreement**" has the meaning ascribed thereto under "Promoter - Maintenance Agreement".

"**Maintenance Right**" has the meaning ascribed thereto under "Promoter - Maintenance Agreement".

"**Maintenance Securities**" has the meaning ascribed thereto under "**Promoter - Maintenance Agreement**".

"**MHS Act**" means the *Mine Health and Safety Act of 1996* (South Africa).

"**MI 52-110**" means Multilateral Instrument 52-110 — Audit Committees.

"**Minerals Act**" means the *Mineral Act, No. 50 of 1991.*

"**Mining Charter**" means the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

"**Minister of Minerals and Energy**" means the Minister of the Department of Minerals and Energy.

"**MPRDA**" means the *Mineral & Petroleum Resources Development Act, No. 28 of 2002.*

"**MWS**" means Mine Waste Solutions (Proprietary) Limited.

"**MWS Acquisition Agreement**" has the meaning ascribed thereto under "General Development of the Business - Mine Waste Solutions (Proprietary) Limited".

"**MWS Shareholders**" has the meaning ascribed thereto under "General Development of the Business - Mine Waste Solutions (Proprietary) Limited".

"**NECL**" means the Nuclear Energy Corporation Limited.

"**NI 43-101**" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

"**OECD**" means the OECD Nuclear Energy Agency.

"**OECD Red Book**" means the OECD's publication titled Uranium 2006 Resources, Production and Demand.

"**Offering**" means the December 2006 initial public offering by First Uranium.

"**Performance**" means Performance Laboratories.

"**PPA**" means *Preferential Procurement Policy Framework Act, 2000.*

"**REL**" means Randfontein Estates Limited.

"**REL Lease Agreement**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine".

"**REL Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine".

"**Reorganization**" means the reorganization transactions referred to under "General Development of the Business - Initial Public Offering and Reorganization".

"**Royalty Bill**" means the Mineral and Petroleum Resources Royalty Bill.

"**Sale Assets**" has the meaning ascribed thereto under "General Development of the Business - Ezulwini and Buffelsfontein Projects - Ezulwini Mine".

"**SARB**" means the South African Reserve Bank.

"**SARB Control Condition**" has the meaning ascribed thereto under "**Promoter - Maintenance Agreement**".

"**Scott Wilson RPA**" means Scott Wilson Roscoe Postle Associates Inc.

"**SDA**" means the *Skills Development Act 97 of 1998* (South Africa).

"**SEDAR**" means System for Electronic Document Analysis and Retrieval.

"**Shared Services Agreement**" has the meaning ascribed thereto under "**Promoter - Shared Services Agreement**".

"**Simmer & Jack**" means Simmer & Jack Mines, Limited.

"**SLA**" means the securities and lending agreement dated April 30, 2007 between Simmer & Jack and Investec.

"**Southern Africa**" includes South Africa, Botswana, Lesotho, Namibia and Swaziland.

"**Technical Reports**" means collectively, the Buffelsfontein Technical Report and the Ezulwini Technical Report.

"**TSX**" means the Toronto Stock Exchange.

"**US$**" means United States dollars.

"**Ux Consulting**" means Ux Consulting Company, LLC.

"**Vulisango**" means Vulisango Holdings (Proprietary) Ltd.

"**Waterpan**" means Desert Charm Trading 221 (Proprietary) Limited (trading as Waterpan Mining Consortium).

"**Waterpan Mining Consortium**" means Desert Charm Trading 221 (Proprietary) Limited.

"**Waterpan Purchase Agreement**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**Waterpan Shares**" has the meaning ascribed thereto under "General Development of the Business - Initial Public Offering and Reorganization".

"**WNA**" means the World Nuclear Association.

"**ZAR**" means the South African Rand.

APPENDIX "B"

TECHNICAL GLOSSARY

"**Au**" means gold.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Standards**" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"**cm**" means centimetre.

"**cm.g/t**" means a centimetre gram per tonne.

"**g**" means grams.

"**g/t**" means grams per metric tonne.

"**GAAP**" means Canadian generally accepted accounting principles.

"**ha**" means hectares.

"**indicated mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"**inferred mineral resource**" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

"**kg**" means kilogram.

"**km**" means kilometre.

"**lb**" means one pound and is equal to 454 g.

"**m**" means metre.

"**megalitres**" means 1 million litres.

"**measured mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineral reserve**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"**mineralization**" means the concentration of minerals in a body of rock.

"**mm**" means millimetre.

"**mt**" means metric tonne.

"**ok liquor**" means the chemical solution containing the uranium trioxide following initial uranium processing.

"**ppm**" means parts per million.

"**prospecting right**" means a right to prospect granted by the DME under the MPRDA.

"**prospecting permit**" means a permit to prospect granted by the DME under the *Minerals Act*.

"**SAMREC Code**" means the South African Code for Reporting of Mineral Resources and Mineral Reserves.

"**t**" or "**tonne**" is a measure of weight equal to 1,000 kg or 2,204 lbs.

"**tpd**" means tonnes per day.

"**tpm**" means tonnes per month.

"**U308**" means uranium oxide or yellowcake.

"**yellowcake**" means uranium oxide or U308.

APPENDIX "C"

FIRST URANIUM CORPORATION.
CHARTER OF THE AUDIT COMMITTEE

1. **Purpose**

The Audit Committee (the "**Committee**") is established by the Board of Directors (the "**Board**") primarily for the purpose of overseeing the accounting and financial reporting processes of First Uranium Corporation (the "**Corporation**") and the reviews and audits of the financial statements of the Corporation. The Committee will also prepare and include in each annual information circular and management information circular used to solicit proxies for the purposes of electing directors of the Board of disclosure as required by Multilateral Instrument 52-110 - Audit Committees (the "**Instrument**").

The Committee shall assist the Board in fulfilling its responsibilities to the shareholders, securities regulatory authorities and stock exchanges, the investment community and others by reviewing and monitoring, among other things:

(a) the quality and integrity of the internal controls and accounting procedures of the Corporation and its subsidiaries, including reviewing the Corporation's procedures for internal control with the Corporation's auditor and chief financial officer;

(b) the quality and integrity of the Corporation's annual and quarterly financial statements, related management discussion and analysis, as well as all other material continuous disclosure documents such as the Corporation's annual information form;

(c) compliance by the Corporation with legal and regulatory requirements related to financial reporting;

(d) the engagement of the auditor of the Corporation and independent audit fees;

(e) the qualifications, performance and independent of the auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation;

(f) the Corporation's financial and accounting personnel;

(g) the Corporation's risk management procedures;

(h) any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and

(i) improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

It is not the duty of the Audit Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("**GAAP**"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

2. **Composition of Committee**

The Committee shall consist of such number of directors as the Board may from time to time determine, but in no event shall the Committee consist of less than three directors. All of the members of the Committee must be "**independent**" and "**financially literate**" as such terms are defined in the Instrument, subject to the exemptions that may be available under the Instrument, from time to time, as determined by the Board.

3. **Committee Members**

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall hold office for a period of one year or such other period as the Board may decide or until they cease to be directors of the Corporation.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee The Board may remove and replace any member of the Committee. If an whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as quorum remains.

4. **Chair**

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board. If the Chair is not present at any meeting of the Committee, a Chair shall be chosen by the members among themselves.

5. **Secretary of Committee**

The Corporate Secretary acts as Secretary for the Committee. In the absence of the Corporate Secretary, the Chair shall appoint a Secretary.

6. **Meetings**

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least four times annually. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and shall meet within ninety (90) days following the end of the financial year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A, or in both case, by such earlier times as may be required in order to comply with applicable law or any stock exchange regulation.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

If necessary, meetings may be held by telephone or other telecommunication device. Each of the Chairman and lead independent director of the Board of Directors, the external auditor, the Chief Executive Officer or the Chief Financial Officer shall be entitled to request that any members of the Audit Committee call a meeting.

7. **Quorum**

A majority of the members of the Committee, whether present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

8. **Notice of Meetings**

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9. **Agenda**

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

10. **Delegation**

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

11. **Access**

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

12. **Outside Consultants or Advisors**

The Committee when it considers it necessary or advisable, may retain, at the Corporation's expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

13. **Funding for Audit and Oversight Functions**

The Committee shall have the sole authority to determine (subject to the Board's confirmation, as required), and to require the Corporation to fund, (a) appropriate compensation to the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee's duties.

14. **Annual Evaluation**

The Committee's performance shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

15. **Oversight in Respect of Financial Disclosure and Accounting Practices**

In fulfilling it role and purpose, the Audit Committee shall:

(a) Review and recommend to the Board of Directors changes to this Charter, as considered appropriate from time to time;

(b) Report to the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements within the Committee's purview, the performance and independence of the Corporation's external auditors, or the performance of the Corporation's internal controls;

(c) Provide the disclosure regarding the Audit Committee to the Board of Directors;

(d) Perform any other activities that the Audit Committee deems necessary or appropriate;

(e) Meet with management and the external auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management's discussion and analysis of financial condition and results of operations and the annual earnings press release;

(f) Review, discuss with management and the external auditor, and recommend to the Board for approval prior to public disclosure:

  (i) the annual information form;

  (ii) the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee's mandate;

(iii) all financial statements included in prospectuses or other offering documents;

(iv) all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v) any significant financial information respecting the Corporation contained in a material change report;

(g) Review and discuss with management and provide to the external auditors for information prior to public disclosure:

(i) each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation's future financial performance or prospects;

(ii) the type and presentation of information to be included in such press releases (in particular, the use of "pro forma" or "adjusted" non-GAAP information); and

(iii) financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(h) Review with management and the external auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies;

(i) Based on its review with management and the external auditor, satisfy itself as to the adequacy of the Corporation's procedures that are in place for the review of the Corporation's public disclosure of financial information that is extracted or derived from the Corporation's financial statements, and periodically assess the adequacy of those procedures;

(j) Review with management and the external auditor (including those of the following that are contained in any report of the external auditor): (1) any analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the external auditor; and (4) other material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(k) Review with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation's financial statements;

(l) Review the plans of management and the external auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(m) Review with management, the external auditor and, if necessary, legal counsel, any litigation, potential breach of contract, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(n) Review disclosures by the Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

(o) Discuss with management the Corporation's material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's financial risk assessment and financial risk management policies; and

(p) Periodically meet with management separately from the Chief Financial Officer or the external auditor to discuss matters within the Committee's purview.

16. **Oversight in Respect of the External Auditor**

Subject to confirmation by the external auditor of its compliance with Canadian regulatory registration requirements, the Committee shall be directly responsible (subject to the Board confirmation) for the appointment of, and for the oversight of the services of, the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation's shareholders at each annual meeting.

The Committee shall also be directly responsible (subject to the Board confirmation) for:

(a) Recommend to the board of directors the selection of the external auditor, considering independence and effectiveness;

(b) Consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c) Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d) Review the fees and other compensation to be paid to the external auditor for audit services;

(e) Pre-approve the retention of the external auditor for any permitted non-audit service to be provided to the Corporation;

(f) Review and approve requests for any material management consulting or other engagement to be performed by the external auditors and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees;

(g) Review at least annually the external auditor's written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with such issues;

(h) Review and evaluate the experience, qualifications and performance of the senior members of the audit team of the external auditor;

(i) Evaluate annually the performance of the external auditor, including the lead partner, taking into account the opinions of management and report to the Board on its conclusions regarding the external auditor and its recommendation for appointment of the external auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(j) Meet with the external auditor prior to the annual audit to review the planning and staffing of the audit;

(k) Review with the external auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(l) Periodically meet separately with the external auditor to review any problems or difficulties that the external auditor may have encountered and management's response, specifically:

(i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management;

(ii) any changes required in the planned scope of the audit; and

(iii) the responsibilities, budget, and staffing of the internal audit function;

and report to the Board on such meetings;

(m) When applicable, review the annual post-audit or management letter from the external auditor and management's response and follow-up in respect of any identified weakness;

(n) Inquire regularly of management and the external auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(o) Receive and review annually the external auditor's report on management's evaluation of internal controls and procedures for financial reporting;

(p) Review the engagement reports of the external auditor on unaudited financial statements of the Corporation; and

(q) Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditor, including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the external auditor who was a member of the Corporation's audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the external auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless of whether that person was a member of the Corporation's audit team.

17. **Oversight in Respect of Audit and Non-Audit Services**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

   (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the external auditor during the fiscal year in which the non-audit services are provided;

   (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

   (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b) disclose, through the Corporation's periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the external auditor; and

(c) if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

18. **Oversight in Respect of the Internal Audit Function**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) approve management's appointment of an internal auditor and the terms of such appointment;

(b) review the annual audit plans of the internal auditor;

(c) review the significant findings prepared by the internal auditor and recommendations issued by an external party relating to internal audit issues, together with management's response thereto;

(d) monitor compliance with the Corporation's conflicts-of-interest policies that may have a material impact on the financial statements, including the approval of the financial terms of agreements with affiliates, directors or management to ensure that the terms are at least as advantageous for the Corporation as if such agreements had been negotiated at arms' length;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters;

(f) review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function;

(g) approve management's replacement, reassignment or dismissal of the internal auditor; and

(h) ensure that the internal auditor has access to the Chair of the Committee, the Chair and lead independent director of the Board and the Chief Executive Officer, and periodically meet separately with the internal auditor to review any problems or difficulties he or she may have encountered and specifically:

(i) any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii) any changes required in the planned scope of the internal audit; and

(iii) the internal audit function's responsibilities, budget and staffing; and report to the Board on such meetings.

19. **Oversight in Respect of Legal and Regulatory Compliance**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) review with the Corporate Secretary the Corporation's compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b) establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c) periodically review the Corporation's public disclosure policy.

20. **Oversight in Respect of Risk Management**

The Committee shall report, and where appropriate provide recommendations to the Board on:

(a) the Corporation's processes for identifying, assessing and managing risk; and

(b) the Corporation's major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.

21. **Oversight of Investment Programs**

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) review from time to time the spread of the Corporation's investment portfolio (such investment may be in the form of an investment with a financial institution, or the purchase of shares in a listed company, or the purchase of a going concern or an expansion programme at a subsidiary's operations);

(b) develop and recommend to the Board criteria for the selection of investments best suited for the Corporation's requirements;

(c) consider and review annually the performance of each current investment;

(d) consider projects, acquisitions and disposal of assets;

(e) review the results attained on completion of each project against the authorised work to be undertaken and any amendments thereto; and

(f) perform such other functions as may be designated by the Board.

22. **Audit Committee Complaint Procedures**

Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair of the Audit Committee will oversee treatment of such complaints.

The Chair of the Audit Committee will be responsible for the receipt and administration of employee complaints. In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employees may submit a complaint to the following confidential e-mail address: rfranklin@firsturanium.ca.

The Chair of the Audit Committee shall review and investigate the complaint. Corrective action will be taken when and as warranted.

The identity of the complaint and the details of the investigation will be kept confidential throughout the investigatory process.

The Chair of the Audit Committee will maintain a log of complaints, tracking their receipt, investigation, findings and resolutions and shall prepare a summary report for the Audit Committee.

23. **Non-Exhaustive List**

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

END